Exhibit 99.3

Manulife
Management Information Circular
This Document Contains:
Notice of Annual Meeting and Management Information Circular
Manulife Financial Corporation
Annual Meeting | May 7, 2015
IMPORTANT INFORMATION FOR SHAREHOLDERS.
Your participation is important. Please take a moment to vote.

Invitation to Shareholders

Dear fellow shareholders:

On behalf of the Board and management, we are pleased to invite you to join us at the annual meeting of common shareholders of Manulife Financial Corporation. The meeting will be held at our head office in Toronto at 200 Bloor Street East on May 7, 2015 at 11:00 a.m. (Eastern time). If you are unable to attend in person, a live webcast of the meeting will be available on our website (www.manulife.com).

As a holder of common shares you have the right to vote your shares on the matters that are considered at the meeting. This circular contains information about those matters as well as information about our corporate governance practices and executive compensation program.

Your vote is important to us and we encourage you to exercise your right to vote, either in person at the meeting or by proxy over the internet, by phone or by mail. Detailed instructions about each of those options are included in this circular.

At the meeting we will also review our financial performance in 2014 and the highlights of our results for the first quarter of 2015. If you attend the meeting in person, you will also have the opportunity to ask questions of the Board and management.

We look forward to welcoming you at the meeting.

Richard B. DeWolfe	Donald A. Guloien
Chairman of the Board of Directors	President and Chief Executive Officer

March 11, 2015

What’s Inside

Notice of Annual Meeting of Shareholders

You are invited to attend our 2015 annual meeting of shareholders.

When:

May 7, 2015 at 11:00 a.m. (Eastern time)

Where:

Manulife Head Office

200 Bloor Street East

Toronto, Ontario, Canada

Purpose of the Meeting:

1.	receiving the consolidated financial statements for the year ended December 31, 2014, and the report of the auditors on those financial statements;

2.	electing directors to serve until the next annual meeting of shareholders;

3.	appointing the auditors who will serve until the end of the next annual shareholders meeting; and

4.	considering an advisory resolution on our approach to executive compensation.

Other matters that are properly brought before the meeting may also be considered. We are not aware at this time of any other matters to be brought before the meeting.

The annual meeting of The Manufacturers Life Insurance Company will be held at the same time and place.

Voting

Holders of common shares of Manulife Financial Corporation as of March 11, 2015 (the record date), may vote at the meeting. As of March 11, 2015, 1,969,997,757 common shares were outstanding and eligible to be voted.

This circular includes important information about the items to be considered at the meeting and how to exercise your vote. If you are unable to attend the meeting in person, you may vote by proxy by following the instructions in this circular. Proxies must be received by 5:00 p.m. (Eastern time) on May 5, 2015 or, if the meeting is adjourned, by 5:00 p.m. (Eastern time) two business days before the adjourned meeting.

By order of the Board of Directors.

Antonella Deo

Vice President and Corporate Secretary

March 11, 2015

Manulife Financial Corporation Management Information Circular 1

Management Information Circular

In this circular, the meeting means the annual meeting of common shareholders of Manulife Financial Corporation to be held on May 7, 2015.

We, us, our or Manulife means Manulife Financial Corporation.

You, your or shareholder refers to the holders of common shares of Manulife Financial Corporation.

Common shares or shares means common shares of Manulife Financial Corporation.

Information is provided as at March 11, 2015, except where indicated otherwise. All dollar amounts are in Canadian currency, unless otherwise indicated.

Information contained in, or otherwise accessible through, websites mentioned in this circular does not form a part of this document.

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Voting Your Shares

Who Can Vote

You are entitled to receive notice of and vote at the meeting if you were a shareholder of record as of 5:00 p.m. (Eastern time) on March 11, 2015.

As of March 11, 2015, 1,969,997,757 common shares were outstanding and each share carries one vote. All matters scheduled to be considered at the meeting may be approved by a simple majority of votes cast. Quorum for the meeting is at least two persons present in person or by proxy and representing at least 25% of the shares entitled to vote.

Common shares cannot be voted if they are beneficially owned by the Government of Canada, any province or territory of Canada, any foreign government, or any political subdivision or agency of any of those entities, except under circumstances approved by the Minister of Finance (Canada). Also, if a person, or an entity controlled by a person, beneficially owns shares that carry, in the aggregate, more than 20% of the votes that may be cast, that person may not vote unless permitted by the Minister of Finance (Canada). To the best of our knowledge, no person beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to our common shares.

How To Vote

How you vote depends on whether you are a registered shareholder, an ownership statement holder or a non-registered shareholder. Please carefully follow the instructions on the Proxy Form or Voting Instruction Form included with your materials.

REGISTERED SHAREHOLDERS AND OWNERSHIP STATEMENT HOLDERS

You are a registered shareholder if your name appears on your share certificate or Direct Registration (DRS) advice.

You are an ownership statement holder if you continue to hold a share ownership statement issued when The Manufacturers Life Insurance Company demutualized.

If you are a registered shareholder or an ownership statement holder, you will have received a Proxy Form with these materials.

Option 1 – Vote by Proxy (Proxy Form)	Option 2 – Vote in Person at the Meeting
INTERNET: Go to the website indicated on the Proxy Form included in your materials and follow the instructions.

You may attend the meeting and vote in person. If you wish to vote in person at the meeting, please bring identification with you as you will be required to register with our transfer agent at the meeting.

You do not need to complete or return the Proxy Form included in your materials.

MAIL: Complete the Proxy Form included in your materials and return it in the envelope provided.
TELEPHONE (NORTH AMERICA ONLY): Call the toll-free number indicated on the Proxy Form included in your materials and follow the instructions.

For your vote to be counted, your completed Proxy Form must be received, or you must have voted by internet or telephone, by 5:00 p.m. (Eastern time) on Tuesday, May 5, 2015 or, if the meeting is adjourned, by 5:00 p.m. (Eastern time) two business days before the adjourned meeting.

Manulife Financial Corporation Management Information Circular 3

NON-REGISTERED SHAREHOLDERS

You are a non-registered shareholder if you hold your shares through an intermediary (a bank, trust company, securities broker or other financial institution).

If you are a non-registered shareholder, you will have received a Voting Instruction Form with these materials.

Option 1 – Vote by Proxy (Voting Instruction Form)	Option 2 – Vote in Person at the Meeting

INTERNET: Go to the website indicated on the Voting Instruction Form included in your materials and follow the instructions.

You may attend the meeting and vote in person

If you wish to vote in person at the meeting, please bring identification with you as you will be required to register with our transfer agent at the meeting.

You do not need to complete or return the Voting Instruction Form included in your materials.

MAIL: Complete the Voting Instruction Form included in your materials and return it in the envelope provided.
TELEPHONE (NORTH AMERICA ONLY): Call the toll-free number indicated on the Voting Instruction Form included in your materials and follow the instructions.
For your vote to be counted, your completed Voting Instruction Form must be received, or you must have voted by internet or telephone, by the date indicated on your Voting Instruction Form.

If you are an individual, you or your authorized representative must sign the Proxy Form or Voting Instruction Form. If you are a corporation or other legal entity, an authorized representative of the corporation or other legal entity must sign the Proxy Form or Voting Instruction Form.

How Your Shares Will Be Voted

When you sign the Proxy Form or the Voting Instruction Form, you authorize Donald A. Guloien, President and Chief Executive Officer or, failing him, Richard B. DeWolfe, Chairman of the Board (with full power of substitution), as proxy to vote for you at the meeting according to the instructions you provide in the Proxy Form or Voting Instruction Form. If you do not indicate how you want to vote, your votes will be cast as follows:

•	FOR the election of the 14 directors nominated in this circular

•	FOR the appointment of Ernst & Young LLP as auditors

•	FOR the advisory resolution on executive compensation

These individuals will also have discretion to vote your shares as they see fit on any amendments to the items to be voted upon and on any other items that may properly come before the meeting or any adjournment.

Appointing a Representative to Attend the Meeting

You have the right to appoint another person to attend the meeting and vote for you. This person does not have to be a shareholder but he or she must be present at the meeting to vote. If you wish to do so, write the name of the person representing you in the blank space provided or follow the instructions on the Proxy Form or the Voting Instruction Form.

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Changing Your Vote

After you have submitted your Proxy Form or Voting Instruction Form, you can change your vote or revoke your proxy or voting instructions and attend the meeting. How you do this depends on whether you are a registered shareholder, an ownership statement holder or a non-registered shareholder.

Registered shareholders and ownership statement holders:

INTERNET: Go to the website indicated on the Proxy Form and follow the instructions.
TELEPHONE (NORTH AMERICA ONLY): Call the toll-free number indicated on the Proxy Form and follow the instructions.
MAIL: Complete a new Proxy Form dated later than the one you are changing and mail it as instructed on the form or send a notice in writing, signed by you or your authorized representative, to our Corporate Secretary at 200 Bloor Street East, Toronto, Ontario M4W 1E5.

For your vote to be counted, your new Proxy Form must be received, or you must have voted by internet or telephone, by 5:00 p.m. (Eastern time) on May 5, 2015.

After May 5, 2015, you may only revoke your proxy or change your vote by giving notice in writing, signed by you or your authorized representative, to the Chairman at the meeting or at any adjourned meeting.

If you need a new Proxy Form or have any questions, please call our transfer agents at one of contact numbers listed in the section titled ”Questions“on page 5.

Non-registered shareholders:

Follow the instructions on your Voting Instruction Form or contact your intermediary for more information.

Confidentiality

Our transfer agents independently count and tabulate the votes to keep your vote confidential. Proxy Forms or Voting Instruction Forms are referred to us only when it is clear that a shareholder wants to communicate with the Board or management, the validity of the form is in question or the law requires it.

Solicitation of Proxies

Your proxy is solicited by management. The solicitation will be primarily by mail, but may also be made by telephone and in writing. If we use the services of a third party to solicit proxies, the cost of these services, if any, will not exceed $75,000 and will be paid by us.

Voting Results

Following the meeting the voting results will be available on our website (www.manulife.com) and on SEDAR (www.sedar.com).

Questions

CANADA CST 1-800-783-9495	UNITED STATES Computershare 1-800-249-7702

HONG KONG Computershare 852-2862-8555	PHILIPPINES HSBC PLDT: 632-581-7595 GLOBE: 632-976-7595

Manulife Financial Corporation Management Information Circular 5

Business of the Meeting

1.	Financial Statements

You will find our consolidated financial statements for the year ended December 31, 2014 in our annual report.

2.	Electing the Board of Directors

The 14 individuals nominated for election as directors are currently members of the Board. Directors elected at the meeting will hold office until the next annual meeting or until their resignation, whichever is earlier.

Please see the section titled “Election of Directors – Nominees” starting on page 8 for information about these individuals.

The Board recommends that you vote FOR the election of the 14 individuals nominated. If you do not specify how you want to vote, the management representatives designated in the Proxy Form intend to vote FOR the election of these nominees.

3.	Appointing Auditors

In 2014, the Audit Committee completed a comprehensive review of Ernst & Young LLP as Manulife’s external auditors. The conclusion of this review was to recommend the appointment of Ernst & Young LLP as auditors for the 2015 fiscal year and to serve until the next annual meeting. Ernst & Young LLP have been Manulife’s auditors for more than five years.

The comprehensive review was based on recent recommendations by the Chartered Professional Accountants of Canada (CPA Canada) and the Canadian Public Accountability Board that audit committees perform a comprehensive review of the external audit firm at least once every five years and conduct annual assessments in the other years. CPA Canada issued guidelines in early 2014 to help audit committees implement these recommendations. In 2014, our review covered the five-year period ending December 31, 2013 and used the guidelines and format recommended by CPA Canada.

The comprehensive review focuses on the audit firm, its independence and the application of professional skepticism, as well as the quality of the engagement team and the quality of the communications and interactions with the external auditor. The annual assessment focuses on the engagement team, the engagement partner, their independence and objectivity and the annual quality of audit work performed.

The Board recommends that you vote FOR the appointment of Ernst & Young LLP as auditors. If you do not specify how you want to vote, the management representatives designated in the Proxy Form intend to vote FOR the appointment of Ernst & Young LLP as auditors.

The table below sets out the fees charged by Ernst & Young LLP for services rendered to Manulife and its subsidiaries in each of the past two fiscal years.

Ernst & Young LLP Fees	2014 ($ in millions)	2013 ($ in millions)
Audit Fees:	25.9	25.9

Includes the audit of our financial statements as well as the financial statements of our subsidiaries and segregated and separate funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings.

Audit-Related Fees:	2.2	1.7

Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties.

Tax Fees:	0.3	0.2
Includes tax compliance, tax planning and tax advice services.
All Other Fees:	1.5	1.2
Includes information security and other advisory services.
TOTAL:	29.9	29.0

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All audit and permitted non-audit services to be provided by our independent auditor must be pre-approved pursuant to the Auditor Independence Policy (the “Policy”). Under the Policy, the Audit Committee annually reviews and pre-approves recurring audit and permitted non-audit services that are identifiable together with a budget for each type of permitted services for the coming year. The Policy also requires that any audit or permitted non-audit services that are proposed during the year outside of the previously approved categories or in excess of the pre-approved budget be pre-approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee and acting on its behalf.

All audit and permitted non-audit services provided by Ernst & Young LLP have been pre-approved by the Audit Committee. The Audit Committee has reviewed these services to ensure that they are compatible with maintaining the auditor’s independence.

4.	Advisory Resolution on Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles used to make executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. As a result, you are asked to consider the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2015 annual meeting of common shareholders of Manulife Financial Corporation.

The Board recommends that you vote FOR the advisory resolution on executive compensation. If you do not specify how you want your shares voted, the individuals designated in the Proxy Form intend to vote FOR the adoption of the advisory resolution on executive compensation.

To assist you in making your voting decision, we refer you to the executive compensation section starting with the “Executive Summary” on page 29. This section describes the Board’s approach to executive compensation, the details of the compensation program and the Board’s compensation decisions in 2014. This disclosure has been approved by the Board on the recommendation of the Management Resources and Compensation Committee.

As this vote is advisory, the results will not be binding. The Board will take the results of the vote into account, as appropriate, together with feedback received from shareholders in its other engagement activities, when considering future compensation policies, procedures and decisions.

In the event that a significant number of shareholders oppose the resolution, the Board will communicate with certain of its shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the approach to executive compensation in the context of those concerns. Shareholders who have voted against the resolution are encouraged to contact the Board to discuss their specific concerns.

Please see the section titled “Contacting the Board” on page 81 for information on how you can ask questions and provide comments on executive compensation to the Board.

Manulife Financial Corporation Management Information Circular 7

Election of Directors – Nominees

At the meeting, 14 directors are to be elected for a one-year term. Information about the nominees for election is provided in the director profiles below and, with the exception of Thomas Jenkins, who was appointed to the Board effective March 1, 2015, all of the nominees were elected at the 2014 annual meeting.

For more information about the nomination process, please see the section titled “Board Succession” on page 78.

Majority Voting Policy

If a director receives more “withheld” votes than “for” votes, the director must submit his or her resignation. The Corporate Governance and Nominating Committee will consider the resignation and, unless extenuating circumstances exist, will recommend that the Board accept the resignation. The Board will decide whether to accept the resignation within 90 days of the meeting. The director will not participate in the deliberations and the Board’s decision will be disclosed in a news release. Where the resignation has not been accepted, the news release will explain why. This policy applies only in uncontested elections, where the number of director nominees is equal to the number of directors to be elected.

Term Limits

To balance the benefits of experience and the need for renewal and new perspectives, the Board has established term limits for independent directors. Independent directors will not be nominated for election after reaching 12 years of service on the Board. In exceptional circumstances, having regard to the specific expertise of the director and the needs of the Board at that time, the Board has the discretion to nominate for election an independent director who has reached 12 years of service for up to three years.

In order to enable the transition from a mandatory retirement policy to term limits, independent directors who, as of the date of the 2014 annual meeting, had reached at least 12 years of service but had not reached the mandatory retirement age in effect prior to December 5, 2013, are eligible for re-election until 2019. John Cassaday is the only director subject to this transitional provision.

The Chairman of the Board may serve a full five-year term as Chairman regardless of the number of years of service on the Board.

Diversity

An effective board requires that the directors have the integrity, experience, skill, time and commitment identified by the board as necessary to effectively carry out their duties. A board made up of highly qualified directors from diverse backgrounds benefits from the contribution of different perspectives and experiences to board discussions and decisions, promoting better corporate governance. The process for identifying nominees to the Board takes into account characteristics which promote diversity.

Manulife has a history of promoting gender diversity on its Board and the Board has now established a formal Board diversity policy which sets an objective that at least 30% of the independent directors are women:

•	Manulife has met this objective since 2013.

•	A woman served as the Chair of our Board from 2008 to 2013.

•	Four (44%) of the nine new directors appointed over the last five years are women.

•	Four (29%) of the directors (31% of the independent directors) nominated for election at the meeting are women.

The Corporate Governance and Nominating Committee will review this objective and this policy annually and may recommend changes to the objective or to the Board diversity policy, or may recommend additional objectives, as appropriate.

See the sections titled “Board Succession” and “Board Diversity Policy” on page 78 for more information about our director recruitment practices and Board diversity policy.

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Director Nominee Profiles

The profiles below provide information about each of the director nominees, including their independence, municipality of residence, age, professional and educational background, areas of expertise, Manulife’s Board and committee memberships and public company directorships within the last five years.

Information about the directors’ equity ownership in Manulife is provided in the table on page 20.

Richard B. DeWolfe (Chairman) Independent Westwood, MA U.S.A. Age 70			Areas of Expertise: • Senior Executive • Public Sector • Financial • Risk Management • U.S. Operations/Governance • Human Resources Management & Executive Compensation
Director Since:	April 2004
Chairman Since:	2013
Term Limit:	2018[1]
2014 Votes For:	98.41%

Committee Membership and 2014 Attendance:[2]			Other Public Company Directorships:
Board (Chairman)	9 of 9	100%	Avantair, Inc.	2009 – 2013[3]
Corporate Governance	4 of 4	100%

Richard DeWolfe is Chairman of the Board, a position he has held since May 2, 2013. He is also Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was previously listed on the American Stock Exchange and acquired by Cendant Corporation in 2002.

Mr. DeWolfe is a director of Massachusetts General Hospital, President’s Council, a Trustee Emeritus of Boston University, a Director Emeritus of The Boston Foundation and an honorary director of The Boston Center for Community and Justice. He is also a member of the Wilson Center’s Canada Institute Advisory Board.

He was formerly a director of Avantair, Inc., Chairman and Founder of Reliance Relocation Services, Inc. and Chairman of the Board of Trustees, Boston University.

Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University and an Executive Masters Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization.

[1]	Richard DeWolfe, as Chairman of the Board, may serve a full five-year term as Chairman regardless of the number of years of service on the Board.
[2]	In his capacity as Chairman, Richard DeWolfe attends the meetings of all committees whenever possible.
[3]	Richard DeWolfe was a director of Avantair, Inc. (Avantair) between 2009 and August 2013. On July 25, 2013, an involuntary petition under chapter 7 of title 11 of the United States Code (Bankruptcy Code) in the United States Bankruptcy Court of the Middle District of Florida, Tampa Division (the Bankruptcy Court), was filed against Avantair. On August 16, 2013, the Bankruptcy Court entered the order for relief under chapter 7 of the Bankruptcy Code. Sales of assets have been authorized and conducted with sale proceeds being distributed. The chapter 7 trustee has asserted certain claims against the former officers and directors of Avantair, although no adversarial proceeding has been commenced by the chapter 7 trustee at this time. Mr. DeWolfe denies the allegations asserted by the chapter 7 trustee and in related lawsuits and, should pre-suit mediation prove unsuccessful, intends to vigorously defend against all claims asserted against him.

Manulife Financial Corporation Management Information Circular 9

Donald A. Guloien Not Independent (Management) Toronto, ON Canada Age 57

Areas of Expertise:

• Senior Executive

• Public Sector

• Financial

• Risk Management

• Global Financial Services Executive/ Knowledge of Investment Management

• Asia, Canada & U.S. Operations/Governance

• Human Resources Management & Executive Compensation

Director Since:	May 2009
Term Limit:	N/A (applies to independent directors only)
2014 Votes For:	99.43%

Committee Membership and 2014 Attendance:[4]				Other Public Company Directorships:
Board		8 of 8	100%	None

Donald Guloien is President and Chief Executive Officer of Manulife. A 34-year Manulife veteran, he is a member of the Board of Directors and Chair of Manulife’s Executive Committee.

Mr. Guloien is a Director of the Geneva Association, a member of the Mayor of Shanghai’s International Business Leaders’ Advisory Council, a member of the Board of the Canadian Council of Chief Executives, the Chair of the Canadian Life and Health Insurance Association, a Trustee of The Hospital for Sick Children, a Governor of Branksome Hall and a member of the Campaign Cabinet for United Way. He is also a member of the Ticker Club, the World Presidents’ Organization, and has had an extensive involvement in leadership at the University of Toronto, including serving on the Governing Council and the Executive Committee of the Governing Council.

Before being appointed to his current role in 2009, Mr. Guloien served as Chief Investment Officer, where he was recognized as a leading global investment executive. He was responsible for Manulife’s worldwide investment operations, and led the significant growth of Manulife Asset Management, a global leader in wealth management services, including retail mutual funds, pension funds, and endowments. Mr. Guloien has wide-ranging international experience. In his investment role he was responsible for Manulife’s global investment operations in Canada, the United States, the United Kingdom, Japan and Asia. In June 2007, his portfolio was expanded to include Manulife’s Asian Insurance and Wealth Management operations representing Japan, China, Hong Kong, Indonesia, the Philippines, Singapore, Taiwan, Vietnam, Malaysia, Thailand and Macau.

Mr. Guloien has been named International Business Executive of the Year by the Canadian Chamber of Commerce, awarded The Queen Elizabeth II Diamond Jubilee medal, and received an Arbor Award for his contributions to the University of Toronto.

Mr. Guloien holds a BComm from the University of Toronto and is a Fellow, Life Management Institute.

[4]	Donald Guloien is not a member of any committee but attends committee meetings at the invitation of the Chairman. One Board meeting in 2014 was for independent directors only.

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Joseph P. Caron Independent Vancouver, BC Canada Age 67				Areas of Expertise: • Senior Executive • Public Sector • Financial • Asia Operations/Governance • Human Resources Management & Executive Compensation
Director Since:	October 2010
Term Limit:	2023
2014 Votes For:	96.76%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		9 of 9	100%	Westport Innovations Inc.	2013 – Present
Corporate Governance (Chair)		4 of 4	100%
Compensation		8 of 8	100%

Joseph Caron is Principal and Founder of Joseph Caron Incorporated, a consulting business established in 2010 to provide strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. From 2010 to 2013, Mr. Caron was a member of HB Global Advisors Corporation, the international consulting firm of Heenan Blaikie.

Mr. Caron’s experience includes almost four decades with the Government of Canada where he served in a number of key diplomatic posts, including Ambassador to the People’s Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010).

He is currently a director of Westport Innovations Inc. and a director of the Vancouver International Airport. He has also been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research.

Mr. Caron holds a BA in Political Science from the University of Ottawa.

John M. Cassaday Independent Toronto, ON Canada Age 61			Areas of Expertise: • Senior Executive • Financial • Risk Management • Canada & U.S. Operations/ Governance • Human Resources Management & Executive Compensation
Director Since:	April 1993[5]
Term Limit:	2019[6]
2014 Votes For:	92.95%

Committee Membership and 2014 Attendance:			Other Public Company Directorships:
Board	9 of 9	100%	Corus Entertainment Inc.	1999 – Present
Corporate Governance	4 of 4	100%	Sysco Corporation	2004 – Present
Compensation (Chair)	8 of 8	100%

John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since its inception in 1999 and from which he will retire on March 31, 2015. Corus is a Canadian leader in pay and specialty television and in Canadian radio and a global leader in children’s programming and licensing. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the United Kingdom.

Mr. Cassaday is currently a director of Corus Entertainment Inc. and Sysco Corporation. He is also active in community affairs, principally with St. Michael’s Hospital.

Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the University of Toronto.

[5]	John Cassaday was first elected to the Board of The Manufacturers Life Insurance Company which demutualized and became a wholly-owned subsidiary of Manulife in 1999.
[6]	John Cassaday is eligible for re-election under the transitional provision of the term limits adopted in 2013.

Manulife Financial Corporation Management Information Circular 11

Susan F. Dabarno Independent Bracebridge, ON Canada Age 62

Areas of Expertise:

• Senior Executive

• Financial

• Global Financial Services Executive/Knowledge of Investment Management

• Canada Operations/Governance

• Human Resources Management & Executive Compensation

Director Since:	March 2013
Term Limit:	2025
2014 Votes For:	99.52%

Committee Membership and 2014 Attendance:			Other Public Company Directorships:
Board	9 of 9	100%	People Corporation	2011 – 2013
Audit	6 of 6	100%
Compensation		N/A7

Susan Dabarno has been a Corporate Director since 2011. She has extensive wealth management and distribution expertise and served from 2009 to 2010 as Executive Chair, and from 2003 to 2009 as President and Chief Executive Officer, of Richardson Partners Financial Limited, an independent wealth management services firm. Before joining Richardson Partners Financial Limited, Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc.

Ms. Dabarno is currently a director of the Toronto Waterfront Revitalization Corporation and a former director of Bridgepoint Health Foundation.

Ms. Dabarno is a Fellow of Certified General Accountants and holds a Class II Diploma from McGill University.

Sheila S. Fraser Independent Ottawa, ON Canada Age 64				Areas of Expertise: • Senior Executive • Public Sector • Financial • Risk Management • Human Resources Management & Executive Compensation
Director Since:	November 2011
Term Limit:	2024
2014 Votes For:	99.43%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		8 of 9	89%	Bombardier Inc.	2012 – Present
Audit (Chair)		6 of 6	100%
Risk		5 of 6	83%

Sheila Fraser is currently a Corporate Director. From 2001 to 2011, Ms. Fraser served as Auditor General of Canada and, prior to joining the Office of the Auditor General in 1999 as Deputy Auditor General, she was a partner at Ernst & Young LLP for 18 years.

Ms. Fraser’s contributions to the accounting and auditing profession include her current role as a Trustee of the International Financial Reporting Standards Foundation. She has also chaired two committees of the International Organization of Supreme Audit Institutions (INTOSAI) as well as the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants and, until December 31, 2013, was a member of the International Federation of Accountants-International Public Sector Accounting Standards Board (IFAC-IPSASB). Ms. Fraser is currently a director of the International Institute for Sustainable Development - Experimental Lakes Area and a member of the United Nations Development Programme Advisory Council.

Ms. Fraser is currently a director of Bombardier Inc.

Ms. Fraser holds a Bachelor of Commerce from McGill University and is a Fellow of the Institute of Chartered Professional Accountants of Ontario and the Ordre des comptables professionnels agréés du Québec.

[7]	Susan Dabarno was appointed to the Management Resources & Compensation Committee effective March 1, 2015.

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Luther S. Helms Independent Paradise Valley, AZ U.S.A. Age 71				Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/ Knowledge of Investment Management • Asia & U.S. Operations/Governance
Director Since:	May 2007
Term Limit:	2019
2014 Votes For:	98.36%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		9 of 9	100%	ABM Industries
Audit		6 of 6	100%	Incorporated	1995 - Present
Corporate Governance		4 of 4	100%

Luther Helms has been the Managing Director of Sonata Capital Group since 2000. Sonata is a privately-owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998, and was the Vice Chairman of KeyBank from 1998-2000.

Mr. Helms is currently a director of ABM Industries Incorporated.

Mr. Helms has an MBA from the University of Santa Clara and a BA, History and Economics from the University of Arizona.

Tsun-yan Hsieh Independent Singapore, Singapore Age 62				Areas of Expertise: • Senior Executive • Financial • Asia & Canada Operations/Governance • Human Resources Management & Executive Compensation
Director Since:	October 2011
Term Limit:	2024
2014 Votes For:	95.69%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		9 of 9	100%	Singapore Airlines	2012 – Present
Compensation		8 of 8	100%	Bharti Airtel Limited	2010 – January 2015
				Sony Corporation	2008 – 2013

Tsun-yan Hsieh is Chairman of LinHart Group Pte Ltd., a firm he founded in 2010 to provide leadership services internationally. Mr. Hsieh, a resident of Singapore, has extensive consulting experience in business strategy, leadership development and corporate transformation. Mr. Hsieh joined McKinsey & Company in 1980 and was elected a director from 1990 to 2008, when he retired. During his tenure, he served as Managing Director of Canada and ASEAN practices and led McKinsey’s Organization and Leadership Practice globally.

Mr. Hsieh is currently a director of Singapore Airlines. At the National University of Singapore, he holds joint appointment as Provost Chair Professor at the Business School and the Lee Kuan Yew School of Public Policy. He serves on the Advisory Board of the Business School.

Mr. Hsieh has a BSc in Mechanical Engineering from the University of Alberta and an MBA from Harvard Business School.

Manulife Financial Corporation Management Information Circular 13

P. Thomas Jenkins Independent Canmore, AB Canada Age 55			Areas of Expertise: • Senior Executive • Public Sector • Financial • Risk Management • Asia, Canada & U.S. Operations/ Governance • Human Resources Management & Executive Compensation
Director Since:	March 2015
Term Limit:	2027
2014 Votes For:	N/A8

Committee Membership and 2014 Attendance:[9]			Other Public Company Directorships:
Board		N/A	OpenText Corporation	1994 – Present
Audit		N/A	Thomson Reuters Incorporated	2013 – Present
Risk		N/A	TransAlta Corporation	2014 – Present

Thomas Jenkins is Chairman of the Board of OpenText. From 2005 to 2013, Mr. Jenkins was Chief Strategy Officer of OpenText. Prior to 2005, Mr. Jenkins was President and Chief Executive Officer of OpenText. Mr. Jenkins has served as a Director of OpenText since 1994 and as its Chairman since 1998.

Mr. Jenkins is Executive Fellow at the School of Public Policy at the University of Calgary and the Chair of the federal centre of excellence Canadian Digital Media Network (CDMN). He is also an appointed member of the National Research Council of Canada (NRC). He is the past appointed chair of the Government of Canada’s Defence Procurement Panel, the chair of the Research and Development Review Panel, past appointed member of the Government of Canada’s Competition Policy Review Panel, and past appointed member of the Province of Ontario’s Ontario Commercialization Network Review Committee (OCN). Mr. Jenkins is a member of the board of Thomson Reuters. In the past five years, Mr. Jenkins was also a member of the board of BMC Software, Inc., a software corporation based in Houston, Texas. He is also a director of the C.D. Howe Institute, and a director of the Canadian Council of Chief Executives (CCCE).

Mr. Jenkins received an MBA from the Schulich School of Business at York University, an MASc. from the University of Toronto and a BEng & Mgt. from McMaster University. Mr. Jenkins received an honorary doctorate of laws from the University of Waterloo and an honorary doctorate of Military Science from the Royal Military College of Canada. He is a recipient of the 2009 Ontario Entrepreneur of the Year, the 2010 McMaster Engineering L.W. Shemilt Distinguished Alumni Award and the Schulich School of Business 2012 Outstanding Executive Leadership award. He is a Fellow of the Canadian Academy of Engineering (FCAE). Mr. Jenkins was awarded the Canadian Forces Decoration (CD) and the Queen’s Diamond Jubilee Medal (QDJM). Mr. Jenkins is an Officer of the Order of Canada (OC).

[8]	Thomas Jenkins was appointed to the Board effective March 1, 2015.
[9]	Thomas Jenkins was appointed to both the Audit Committee and the Risk Committee effective March 1, 2015.

14 Manulife Financial Corporation Management Information Circular

Donald R. Lindsay Independent Vancouver, BC Canada Age 56

Areas of Expertise:

•   Senior Executive

•   Financial

•   Risk Management

•   Global Financial Services Executive/ Knowledge of Investment Management

•   Asia, Canada & U.S. Operations/ Governance

•   Human Resources Management & Executive Compensation

Director Since:	August 2010
Term Limit:	2023
2014 Votes For:	99.32%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		9 of 9	100%	Teck Resources Limited	2005 – Present
Risk		6 of 6	100%

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005. Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Mr. Lindsay is currently a director of Teck Resources Limited.

Mr. Lindsay earned a BSc in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School.

John R. V. Palmer Independent Toronto, ON Canada Age 71				Areas of Expertise: • Senior Executive • Public Sector • Financial • Risk Management • Asia & Canada Operations/Governance • Human Resources Management & Executive Compensation
Director Since:	November 2009
Term Limit:	2022
2014 Votes For:	98.66%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		9 of 9	100%	Fairfax Financial Holdings	2012 – Present
Audit		6 of 6	100%	Limited
Risk (Chair)		6 of 6	100%

John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 – 2001, following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority.

Mr. Palmer is currently a director of Fairfax Financial Holdings Limited and of several non-public organizations.

Mr. Palmer is a Fellow of the Institutes of Chartered Accountants of Ontario and British Columbia and holds a BA from the University of British Columbia.

Manulife Financial Corporation Management Information Circular 15

C. James Prieur Independent Chicago, IL U.S.A. Age 63

Areas of Expertise:

•   Senior Executive

•   Financial

•   Risk Management

•   Global Financial Services Executive/ Knowledge of Investment Management

•   Asia, Canada & U.S. Operations/ Governance

•   Human Resources Management & Executive Compensation

Director Since:	January 2013
Term Limit:	2025
2014 Votes For:	99.48%

Committee Membership and 2014 Attendance:					Other Public Company Directorships:
Board		9 of 9		100%	CNO Financial Group, Inc.	2006 – 2011
Compensation		4 of 4	[10]	100%
Risk		6 of 6		100%

James Prieur has been a Corporate Director since 2011 and, prior to that time, Mr. Prieur served as Chief Executive Officer and director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, United States, and the United Kingdom.

Mr. Prieur is a member of the President’s Circle of the Chicago Council on Global Affairs, and a member of The Pacific Council on International Policy and its China Committee.

Mr. Prieur is a Chartered Financial Analyst and holds an MBA from the Richard Ivey School at Western University and a BA from the Royal Military College.

Andrea S. Rosen Independent Toronto, ON Canada Age 60

Areas of Expertise:

•   Senior Executive

•   Financial

•   Risk Management

•   Global Financial Services Executive/ Knowledge of Investment Management

•   Canada Operations/Governance

•   Human Resources Management & Executive Compensation

Director Since:	August 2011
Term Limit:	2024
2014 Votes For:	99.46%

Committee Membership and 2014 Attendance:					Other Public Company Directorships:
Board		9 of 9		100%	Emera Inc.	2007 – Present
Audit		6 of 6		100%	Hiscox Limited	2006 – Present
Corporate Governance		3 of 3	[11]	100%

Andrea Rosen has been a Corporate Director since 2006. Ms. Rosen’s extensive knowledge of the financial services industry includes investment banking and wholesale and retail banking. Prior to January 2005, her experience includes more than a decade with the TD Bank Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation.

Ms. Rosen is currently a director of the Alberta Investment Management Corporation, Emera Inc. and Hiscox Limited.

Ms. Rosen has an LLB from Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a BA from Yale University.

[10]	James Prieur was appointed to the Management Resources & Compensation Committee effective May 1, 2014.
[11]	Andrea Rosen was appointed to the Corporate Governance & Nominating Committee effective May 1, 2014.

16 Manulife Financial Corporation Management Information Circular

Lesley D. Webster Independent Naples, FL U.S.A. Age 62				Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/ Knowledge of Investment Management • U.S. Operations/Governance
Director Since:	October 2012
Term Limit:	2025
2014 Votes For:	96.71%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		9 of 9	100%	MarketAxess Holdings Inc.	2013 – Present
Compensation		8 of 8	100%
Risk		6 of 6	100%

Lesley Webster is President and founder of Daniels Webster Capital Advisors, an enterprise risk management consulting firm established in 2006. Ms. Webster has extensive financial industry experience and was Executive Vice President of JP Morgan Chase’s firm-wide Market and Fiduciary Risk Management from 1994 until 2005. Prior to that, she was global head of US Dollar Fixed Income Derivatives at UBS Securities, Inc. and head of Fixed Income Arbitrage trading at Chase Manhattan Bank.

Ms. Webster is currently a director of MarketAxess Holdings Inc.

Ms. Webster earned a PhD in Economics from Stanford University and a BA in Economics from the University of Illinois at Urbana.

Attendance of Retiring Director

Below is a summary of the attendance of Scott M. Hand who will retire from the Board on May 7, 2015.

Scott M. Hand

Committee Membership and 2014 Attendance:
Board	9 of 9	100%
Compensation	8 of 8	100%
Risk	6 of 6	100%

Board and Committee Meetings in 2014

Below is a summary of the Board and committee meetings held in 2014. The current committee membership and 2014 attendance record of each director nominee is set out in the directors’ profiles above.

Directors are expected to attend all meetings of the Board and of the committees on which they serve absent extenuating circumstances. In 2014, the average attendance of all current directors at the Board and committee meetings was 99 per cent.

Board and Committees	Number of Meetings	Overall Attendance at Meetings

Board of Directors	9	99%

Audit Committee	6	100%

Corporate Governance and Nominating Committee	4	100%

Management Resources and Compensation Committee	8	100%

Risk Committee	6	97%

Director Attendance at the Annual Meeting

Manulife encourages each member of the Board to attend the annual meeting of shareholders and 13 of the 14 nominees standing for election in 2014 attended the annual and special meeting held on May 1, 2014.

Manulife Financial Corporation Management Information Circular 17

Director Compensation

Our approach to director compensation is designed to:

•	Align the interests of our directors with those of our shareholders.
•	Be competitive with Canadian financial institutions and other large global financial institutions with comparable scope and complexity.
•	Reflect the directors’ expertise and expected contribution.

The Board reviews director compensation every two years with the assistance of the Corporate Governance and Nominating Committee and with the objective of paying directors appropriately for their oversight role. In reviewing director compensation the committee considers the time commitment and the responsibilities of directors.

In 2014, the shareholders approved an amendment to our by-laws to allow us to pay directors in U.S. dollars. As a Company with a significant global presence, it is desirable that the Board also reflect that geographic diversity and paying our directors in a global currency will assist us to attract and retain directors globally and to be competitive with other large global financial institutions of comparable scope and complexity.

Set out in the table below is the current schedule of fees payable to the independent directors in 2014.

Schedule of Board Fees[1]	Effective January 1, 2014 Fees (CDN$)	Effective July 1, 2014 Fees (US$)
Annual Retainers
Board member	150,000	150,000
Chairman of the Board[2]	400,000	400,000
Vice Chair of the Board, if applicable[3]	50,000	50,000
Observer to subsidiary Board, if applicable[4]	Variable	Variable
Annual Committee Chair Retainers[5]
Audit Committee	40,000	40,000
Management Resources and Compensation Committee	40,000	40,000
Risk Committee	40,000	40,000
Corporate Governance and Nominating Committee	25,000	25,000
Annual Committee Membership Retainers[6]
Audit Committee	8,000	8,000
Management Resources and Compensation Committee	8,000	8,000
Risk Committee	8,000	8,000
Corporate Governance and Nominating Committee	5,000	5,000
Attendance Fees[7]
Board Meeting	2,000	2,000
Committee Meeting	1,500	1,500
Education Session not held on dates on which a Board or Committee meeting is held	1,500	1,500
Travel Allowance (per round trip of at least 150 km)[8]
Travel within North America, Europe or Asia	1,000	1,000
Travel between North America or Asia and Europe	1,500	1,500
Travel between North America and Asia	3,000	3,000

[1]	Amounts paid are for services provided to both Manulife and The Manufacturers Life Insurance Company and the fees are divided equally between the two companies.
[2]	The Chairman of the Board does not receive any other retainers or attendance fees but is entitled to receive a travel allowance paid in accordance with this fee schedule.
[3]	The annual retainer is paid to the Vice Chair of the Board, if any, in addition to the annual Board member retainer and any other applicable fees.
[4]	In connection with the Board’s oversight role on subsidiaries, directors may be requested to serve as observers to subsidiary boards from time to time and may be paid an additional retainer and/or meeting fee, determined at the discretion of the Board.
[5]	The annual committee chair retainer is paid to the director (other than the Chairman of the Board) holding the specified position.
[6]	The annual committee membership retainer is paid to directors (other than the Chairman of the Board) who are members of the specified committee.
[7]	The attendance fee is paid to directors (other than the Chairman of the Board) who attend the specified meeting and, in respect of attendance at committee meetings, are members of the specified committee.
[8]	Directors are entitled to be paid the specified fee for each round trip of at least 150 km between the location of their residence and the Board or committee meeting, education session or other location to which they are required to travel in connection with their Board or committee duties. Directors are also reimbursed for travel and other expenses incurred for attendance at these sessions.

18 Manulife Financial Corporation Management Information Circular

2014 Directors’ Compensation

The following table shows the compensation paid to independent directors from January 1 to December 31, 2014:

Director	Annual Fee Breakdown[1]							Allocation of Annual Fees
	Annual Retainer (CDN$)	Committee Chair Retainer (CDN$)	Committee Membership Retainer (CDN$)	Board Meeting Fees (CDN$)	Committee Meeting Fees (CDN$)	Travel Fees (CDN$)	Subsidiary Board Observer Fees (CDN$)[2]	Fees Earned (Cash) (CDN$)[3]	Share- Based Awards (DSUs) (CDN$)[3]	All Other Compensation (CDN$)[4]		Total Compensation (CDN$)
Current Director

Joseph P. Caron[5]	160,354	18,392	13,897	19,334	19,140	9,782		160,722	80,177	1,000		241,899

John M. Cassaday	160,354	42,761	13,897	19,334	19,140	0		0	255,486	1,000		256,486

Susan F. Dabarno	160,354	0	8,552	19,334	9,656	5,506	20,538	223,940	0	1,000		224,940

Richard B. DeWolfe	427,610	0	0	0	0	9,782		218,696	218,696	1,000		438,392

Sheila S. Fraser	160,354	42,761	17,104	15,104	16,313	9,782		101,064	160,354	1,000		262,418

Luther S. Helms	160,354	0	13,897	17,104	16,140	8,667		108,081	108,081	1,000		217,162

Tsun-yan Hsieh	160,354	0	8,552	19,334	12,656	10,459		0	211,355	1,000		212,355

P. Thomas Jenkins[6]	0	0	0	0	0	0		0	0	0		0

Donald R. Lindsay	160,354	0	8,552	19,334	9,656	8,620		103,258	103,258	1,000		207,516

John R. V. Palmer	160,354	42,761	17,104	19,334	17,813	3,344		180,533	80,177	1,000		261,710

C. James Prieur[7]	160,354	0	14,438	19,334	16,313	9,782		0	220,221	1,000		221,221

Andrea S. Rosen[8]	160,354	0	12,231	19,334	14,640	3,344	20,087	0	229,990	1,000		230,990

Lesley D. Webster	160,354	0	17,104	19,334	22,313	9,782		68,532	160,355	1,000		229,887

Retiring/Retired Director

Scott M. Hand[9]	160,354	0	17,104	19,334	22,313	3,344		111,224	111,224	1,000		223,449

Robert J. Harding[10]	50,000	8,333	4,334	6,000	4,500	0		0	73,167	3,000		76,167

Lorna R. Marsden[10]	50,000	0	4,334	6,000	7,500	0		67,834	0	3,000		70,834

										TOTAL:	[11]	$3,375,426

[1]	Effective July 1, 2014, compensation paid to independent directors was established in U.S. dollars but paid in Canadian dollars. This table shows the Canadian dollar amount paid to each director, converted using the opening Bank of Canada exchange rate on the business day before each quarterly payment date.
[2]	In connection with the Board’s oversight of our subsidiaries under our subsidiary governance program, Susan Dabarno and Andrea Rosen served as observers to the Board of Manulife Bank of Canada in 2014. They were paid for their service and reimbursed for travel and other expenses incurred in attending related Board and committee meetings.
[3]	Independent directors may elect to receive all or part of their compensation in common shares or deferred share units (DSUs) instead of cash. The amounts in the “Fees Earned” column are the fees the directors elected to receive in cash. The amounts in the “Share-Based Awards” column are the fees the directors elected to receive in DSUs instead of cash.
[4]	In December 2014, Manulife made a $1,000 donation in the name of each director to the charity of their choice.
[5]	Joseph Caron was elected as Chair of the Corporate Governance and Nominating Committee on May 1, 2014.
[6]	Thomas Jenkins was appointed to the Board effective March 1, 2015 and received no fees in 2014.
[7]	James Prieur was appointed to the Management Resources and Compensation Committee on May 1, 2014.
[8]	Andrea Rosen was appointed to the Corporate Governance and Nominating Committee on May 1, 2014.
[9]	Scott Hand will retire from the Board on May 7, 2015.
[10]	Lorna Marsden and Robert Harding retired from the Board on May 1, 2014 and were each presented with a retirement gift valued at $3,000.
[11]	The maximum aggregate annual remuneration payable to directors for each of Manulife and The Manufacturers Life Insurance Company is US$4,000,000 (US$2,000,000 per company).

Equity Compensation

Independent directors may elect to receive all or a portion of their compensation in common shares or deferred share units (DSUs) instead of cash under the Stock Plan for Non-Employee Directors. DSUs are fully vested on the date of grant but cannot be exchanged for cash or shares until the director retires or resigns from the Board, following which the DSUs are paid in cash or common shares, at the director’s election, within one year. DSUs are only transferable upon death.

The number of DSUs granted is determined by dividing the dollar value to be received by the closing price of the common shares on the Toronto Stock Exchange (TSX) on the last trading day prior to the date of grant. Additional units are credited when dividends are paid on common shares.

The maximum number of common shares that may be issued under the plan is 1,000,000, less than 0.1% of the outstanding common shares as of March 11, 2015. The maximum number of common shares that may be issued under the plan, together with all other share-based compensation arrangements, to any one participant or to insiders cannot exceed (in the aggregate) 5% and 10%, respectively, of all of the outstanding common shares. As of March 11, 2015, 636,818 DSUs were outstanding and 468,767 common shares had been issued under the plan, each representing less than 0.1% of the outstanding common shares as of that date. If a director elects to have the DSUs paid in common shares when the director resigns or retires from the Board, Manulife may issue shares from treasury or purchase shares on the open market. The plan may be amended with regulatory and shareholder approval.

Manulife Financial Corporation Management Information Circular 19

Manulife does not provide option-based awards, non-equity compensation plans or pension plans to independent directors.

Equity Ownership

We encourage directors to have an equity ownership position in Manulife to align their interests with those of our shareholders. Our directors are required to invest all of their annual retainer in Manulife deferred share units (DSUs) until they own shares and/or DSUs with a market value of at least three times the annual retainer. Directors’ equity ownership is valued using current market value for the purposes of meeting the directors’ equity ownership guidelines.

Directors are also encouraged to make additional investments by purchasing shares or, once the minimum equity ownership has been met, continuing to elect to receive a portion of their director compensation in DSUs.

As CEO, Mr. Guloien has separate share ownership requirements, which are described on page 64.

The following table describes the equity ownership of each of the independent director nominees as at March 11, 2015 and March 11, 2014.

Director	Equity Ownership at March 11, 2015		Equity Ownership at March 11, 2014		Net Change in Equity Ownership		Value of Equity (CDN$)[3]	Minimum Equity Ownership Guideline Met (✓) or Amount ($) Required (CDN$)[4]
	Common Shares (#)[1]	DSUs (#)[2]	Common Shares (#)	DSUs (#)	Common Shares (#)	DSUs (#)
Current Directors
Joseph P. Caron	4,785	24,166	4,785	19,800	–	4,366	616,656	✓
John M. Cassaday	20,000	121,308	20,000	106,503	–	14,805	3,009,860	✓
Susan F. Dabarno	30,000	0	30,000	0	–	0	639,000	✓
Richard B. DeWolfe	14,000	100,614	14,000	88,025	–	12,589	2,441,278	✓
Sheila S. Fraser	580	27,323	580	19,296	–	8,027	594,334	✓
Luther S. Helms	2,100	62,261	2,100	55,718	–	6,543	1,370,889	✓
Tsun-yan Hsieh	0	32,709	0	22,206	–	10,503	696,702	✓
P. Thomas Jenkins	233,000	0	N/A	N/A	–	–	4,962,900	✓
Donald R. Lindsay	20,000	31,313	20,000	25,789	–	5,524	1,092,967	✓
John R. V. Palmer	0	52,074	0	47,064	–	5,010	1,109,176	✓
C. James Prieur	20,000	20,072	20,000	9,514	–	10,558	853,534	✓
Andrea S. Rosen	11,500	39,347	11,500	27,849	–	11,498	1,083,041	✓
Lesley D. Webster	0	16,320	0	8,578	–	7,742	347,616	226,764[5]
Retiring Director
Scott M. Hand	30,000	40,582	30,000	34,453	–	6,129	1,503,397	✓

[1]	Refers to the number of common shares beneficially owned, or over which control or direction is exercised, by the director.
[2]	Refers to the number of deferred share units held by the director.
[3]	Determined by multiplying the closing price of the common shares on the TSX on March 11, 2015 (CDN$21.30) times the number of common shares and DSUs outstanding.
[4]	Refers to whether the nominee meets the minimum equity ownership requirements. Fluctuations in U.S. and Canadian foreign exchange rates will cause variances in the minimum equity ownership requirement when converted to Canadian dollars. As of March 11, 2015, the minimum equity ownership requirement of US$450,000 was equal to CDN$574,380, using an exchange rate of US$1.00 equals CDN$1.2764.
[5]	Lesley Webster joined the Board on October 1, 2012 and, as required by the equity ownership requirements, has elected to receive 100% of her annual retainer in DSUs.

Compensation from Subsidiaries and Affiliates

From time to time, independent directors may serve as directors or board observers for our subsidiaries and affiliates. They are paid for their services and reimbursed for travel and other expenses incurred in attending Board and committee meetings.

Andrea Rosen and Susan Dabarno served as observers to the Board of Manulife Bank of Canada in 2014. They received fees for their services and were reimbursed for travel and other expenses incurred in attending related Board and committee meetings (see “2014 Directors’ Compensation” on page 19).

20 Manulife Financial Corporation Management Information Circular

Outstanding Share-Based Awards

The following table shows the market value of share-based awards issued to independent directors that have vested but not been paid out as at December 31, 2014. These awards consist entirely of the DSUs issued as described in the section titled “Equity Compensation” on page 19.

Director	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (CDN$)[1]

Current Directors

Joseph P. Caron	536,002

John M. Cassaday	2,690,611

Susan F. Dabarno	0

Richard B. DeWolfe	2,231,619

Sheila S. Fraser	606,024

Luther S. Helms	1,380,949

Tsun-yan Hsieh	725,486

P. Thomas Jenkins (Appointed March 1, 2015)	0

Donald R. Lindsay	694,522

John R. V. Palmer	1,155,001

C. James Prieur	445,197

Andrea S. Rosen	872,716

Lesley D. Webster	361,978

Retiring Directors

Scott M. Hand	900,109

Robert J. Harding	1,517,644

[1]	Value of vested DSUs is calculated based on the closing price of the common shares on the TSX on December 31, 2014 (CDN$22.18).

Manulife Financial Corporation Management Information Circular 21

Committee Reports

The Board has established four standing committees to assist it in fulfilling its mandate: Corporate Governance and Nominating Committee, Audit Committee, Risk Committee and Management Resources and Compensation Committee.

The Board has determined that all of the members of the standing committees are independent. Each committee reviews and, as necessary, updates its charter every year and monitors compliance with its charter on a regular basis throughout the year. Each committee chair reports to the Board on the committee’s deliberations and any recommendations that require Board approval.

Each committee received a report on the results of the annual assessment of the performance and effectiveness of the committee and of its chair in carrying out the responsibilities set out in the committee’s charter and considered these results in developing the committee’s priorities.

The members of each committee have an opportunity to meet privately without management present during the closed session held at the end of each Board committee meeting. They may also use these sessions to meet privately with members of management or independent advisors.

You can find the committee charters and the position description for each committee chair on our website (www.manulife.com).

Report of the Corporate Governance and Nominating Committee

Joseph P. Caron (Chair)	John M. Cassaday	Richard B. DeWolfe	Luther S. Helms	Andrea S. Rosen

Responsibilities

The Corporate Governance and Nominating Committee assists the Board with the following:

•	Board renewal and succession, including identifying the desired competencies, expertise, skills, background and personal qualities that are sought in potential candidates and identifying prospective directors who meet the established criteria.
•	Developing effective corporate governance policies and procedures.
•	Developing and overseeing the processes for assessing the effectiveness of the Board, its committees and the contributions of individual directors, including the Chairman and the chair of each committee.
•	Developing the Board’s diversity policy including measurable objectives for achieving Board diversity.
•	Coordinating the director orientation and education program.
•	Monitoring director compensation.

The committee met four times in 2014 and met in closed session without management present after each meeting.

2014 Activities

Board Renewal and Diversity

•	Reviewed the necessary characteristics, experience and expertise for prospective directors.
•	Developed, and recommended to the Board for approval, the Board diversity policy and diversity objectives.
•	Identified prospective directors who meet the established criteria and diversity aspirations and recommended the nomination and appointment of a new director.
•	Reviewed committee membership and recommended changes to the Board for approval.

Corporate Governance Policies and Procedures

•	Monitored corporate governance developments, assessed current corporate governance practices against emerging best practices and OSFI’s Corporate Governance Guideline and other applicable requirements, including those of the New York Stock Exchange, and recommended enhancements to the Board where appropriate.
•	Reviewed subsidiary Board governance activities and processes and recommended a subsidiary governance policy to the Board for approval.
•	Reviewed Board and committee charters and recommended changes to the Board.
•	Reviewed all significant changes in director status and confirmed no adverse impact.

22 Manulife Financial Corporation Management Information Circular

Board Governance and Assessment

•	Reviewed and enhanced, with the assistance of an independent advisor, the annual Board assessment process to include individual committee and committee chair assessments and the participation of management in the committee assessments to provide additional perspective.
•	Retained an independent consultant to analyze and report on the results of the assessments.
•	Reviewed and confirmed the independence of the directors.

Director Compensation

•	Reviewed and recommended changes to director compensation to allow us to pay our directors in U.S. dollars to assist us to attract and retain directors globally and to be competitive with other large global financial institutions of comparable scope and complexity.

Subsidiary Governance

•	Enhanced our subsidiary governance program to assist the Board in its oversight role over subsidiaries.
•	Reviewed Board composition of key subsidiaries.

This report has been approved by the members of the committee, who are satisfied that the committee carried out all of the responsibilities required by its charter.

Report of the Audit Committee

Sheila S. Fraser	Susan F. Dabarno	Luther S. Helms	P. Thomas Jenkins	John R. V. Palmer	Andrea S. Rosen
(Chair)			*effective March 1, 2015

Responsibilities

The Audit Committee assists the Board with the following:

•	Oversight of the quality and integrity of financial information including the effectiveness of our systems of internal control over financial reporting.
•	Oversight and assessment of the performance, qualifications and independence of the independent auditor.
•	Oversight of our compliance program, including compliance with legal and regulatory requirements and the effectiveness of our compliance practices.
•	Oversight and assessment of our finance, actuarial, internal audit and global compliance functions.
•	Development and monitoring of our ethical standards and policies relating to the management of conflicts of interest and customer complaints and the protection of confidential information.
•	Monitoring of arrangements with individuals or entities related to Manulife, and transactions that could have a material impact on our stability or solvency.

The committee met six times in 2014, including one meeting held jointly with the Risk Committee. It met in private with Ernst & Young LLP, the independent actuarial peer reviewer, the independent consultant retained to conduct a review of the compliance function, the Chief Financial Officer, the Appointed Actuary, the Chief Auditor and the Chief Compliance Officer throughout the year and also met in closed session without management present after each meeting.

Independence and Financial Literacy

The committee and the Board have determined that each member of the committee meets the additional independence standards for members of the Audit Committee set out in our director independence policy in compliance with applicable U.S. securities law requirements, is financially literate as required by the applicable requirements of the New York Stock Exchange and the Canadian Securities Administrators and has the necessary qualifications to be designated as an audit committee financial expert under the Sarbanes-Oxley Act of 2002.

2014 Activities

Financial Reporting

•	Reviewed our significant accounting and actuarial practices and policies, along with areas where judgment was applied, with management (including the Appointed Actuary) and with Ernst & Young LLP.

Manulife Financial Corporation Management Information Circular 23

•	Received regular reports on the development and application of International Financial Reporting Standards.
•	Reviewed the certification process for annual and interim filings and monitored certification requirements and compliance with the Sarbanes-Oxley Act of 2002.
•	Reviewed our financial disclosures with management and Ernst & Young LLP and recommended these disclosures to the Board for approval. These include our annual audited financial statements, our quarterly unaudited financial reports, management’s discussion and analysis (MD&A) and our quarterly earnings releases.
•	Reviewed and recommended to the Board for approval an increase in our dividend.
•	Reviewed reports on our regulatory capital levels and monitored compliance with our internal capital targets.
•	Discussed with Ernst & Young LLP all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States.
•	Received the written disclosures from Ernst & Young LLP in accordance with the standards of The Chartered Professional Accountants of Ontario and the Public Company Accounting Oversight Board in the United States.
•	Reviewed procedures for receiving confidential submissions regarding questionable account or auditing matters.
•	Received and reviewed all substantive correspondence between Ernst & Young LLP and senior management related to audit findings.

Internal Controls

•	Reviewed management’s report on its assessment of the effectiveness of internal controls over financial reporting with management and Ernst & Young LLP.
•	Reviewed and recommended to the Board for approval our internal control framework.
•	Reviewed reports on the effectiveness of the internal control environment at key subsidiaries and in key operations.

Internal Audit

•	Reviewed and accepted the independence and qualifications of the internal audit function.
•	Reviewed and approved the internal audit plan.
•	Reviewed periodic reports on internal audit activities and audit results.

Appointed Actuary

•	Reviewed reports, opinions and recommendations from the Appointed Actuary, including the report on Dynamic Capital Adequacy Testing (which is also reviewed by the Risk Committee).
•	Reviewed the results of the external peer review of the work performed by the Appointed Actuary, conducted by an independent peer reviewer in accordance with the requirements of OSFI Guideline E-15.
•	Reviewed and approved the engagement of the external peer reviewer.

Independent Auditor

•	Reviewed the independence and qualifications of Ernst & Young LLP and completed the first comprehensive review of Manulife’s audit firm, Ernst & Young LLP, as external auditors using the guidelines and format recommended by CPA Canada.
•	Reviewed and approved the scope of Ernst & Young LLP’s annual audit plan and all related services and fees.
•	Reviewed and approved the Auditor Independence Policy, including the criteria for the types of non-audit services that the independent auditor can provide.
•	Reviewed and pre-approved recurring audit and non-audit services that were identifiable together with a budget for each type of permitted service for the coming year.
•	Reviewed audit and non-audit services proposed during the year outside the previously approved categories or in excess of the pre-approved budget and pre-approved by a member of the Audit Committee appointed by the Audit Committee and acting on its behalf.
•	Recommended the reappointment of Ernst & Young LLP as auditors to the Board for approval.

Compliance

•	Reviewed and discussed with the Chief Compliance Officer the report on our compliance with applicable laws and regulations.
•	Reviewed and discussed with the Chief Anti-Money Laundering Officer the report on our anti-money laundering/anti-terrorist financing (AML/ATF) program.
•	Received the Chief Auditor’s report on the testing of the effectiveness of the AML/ATF program.

Oversight Functions

•	Retained an independent consultant to conduct a review of the compliance function and monitored implementation of the recommendations.
•	Reviewed and approved the mandates of the Chief Financial Officer, the Chief Actuary, the Chief Auditor and the Chief Compliance Officer and of the finance, actuarial, internal audit and compliance functions.
•	Reviewed and approved the budget, structure, skills and resources of each of these oversight functions.
•	Reviewed the performance evaluation of the heads of each of these oversight functions and assessed the effectiveness of these individuals and their respective functions.
•	Reviewed the compensation of the Chief Auditor.

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Risk Management

•	Reviewed and discussed guidelines and policies governing the process by which risk assessment and management is undertaken.
•	Received management’s assessment of the risk management program, including our enterprise risk management framework, risk appetite and limits, compensation risk considerations, risk oversight structure and operational risk program.
•	Received the Chief Risk Officer’s Report on our information risk management program.
•	Reviewed the General Counsel’s report on significant legal matters.

Ethical Standards

•	Carried out its annual review of the Code of Business Conduct and Ethics and the procedures relating to conflicts of interest and restricting the use of confidential information.
•	Received management’s report on the ethics hotline, the code training and certification process and the conflict of interest disclosure statements.
•	Confirmed that no executives or directors requested a waiver of the code.

Self-Dealing and Disclosure Requirements

•	Reviewed the effectiveness of the procedures to identify material related party transactions.
•	Received a report from management confirming that there were no material related party transactions.
•	Reviewed procedures for dealing with complaints made by customers having requested or received products or services in Canada.

This report has been approved by the members of the committee, who are satisfied that the committee carried out all of the responsibilities required by its charter.

Report of the Risk Committee

John R. V. Palmer	Sheila S. Fraser	Scott M. Hand	P. Thomas Jenkins	Donald R. Lindsay	C. James Prieur	Lesley D. Webster
(Chair)		*retiring May 7, 2015	*effective March 1, 2015

Responsibilities

The Risk Committee assists the Board in its oversight of our risk management program including:

•	Identification, assessment and management of our principal risks and the programs, procedures and controls in place to identify, assess and manage those risks.
•	Development of, and compliance with, risk appetite and enterprise risk management framework and other risk management policies.
•	The alignment of our compensation programs with sound risk management principles and established risk appetite.
•	Our risk management function.

The committee met six times in 2014, including one meeting held jointly with the Audit Committee. It met in private with the independent consultant retained to conduct a review of the risk management functions and with the Chief Risk Officer and the Appointed Actuary throughout the year and also met in closed session without management present after each meeting.

Risk Literacy

Each member of the committee has sufficient knowledge of risk management and technical knowledge of relevant risk disciplines.

2014 Activities

Risk Management Program

•	Reviewed and evaluated our principal risks, which include market, credit, insurance and operational risks, and a range of stress tests, implications of potential stress scenarios and emerging risks developed by management to identify new or evolving risks.
•	Reviewed and recommended to the Board for approval our risk appetite and enterprise risk management frameworks and risk limits and considered the appropriate balance of risk and return.
•	Reviewed reports from the Chief Risk Officer on our risk appetite, risk limits, principal risk exposures, stress tests and emerging risks and policies, procedures and controls in place to manage our principal risks.
•	Reviewed reports from the Chief Auditor on the adequacy and effectiveness of our procedures and controls to manage the principal risks.

Manulife Financial Corporation Management Information Circular 25

•	Received and reviewed reports on the effectiveness of our hedging programs.
•	Reviewed reports on our information services risk management program.
•	Reviewed the insurance limits for our financial institutions bond.
•	Reviewed the alignment of compensation programs to sound governance principles and established risk appetite.
•	Reviewed the risk impact of the business plan and new business initiatives, including consistency with the approved risk appetite and related risk management and controls.

Capital Management

•	Reviewed the Dynamic Capital Adequacy Testing report (also reviewed by the Audit Committee).
•	Reviewed the ORSA (Own Risk and Solvency Assessment).
•	Reviewed and recommended to the Board for approval our internal capital targets.

Risk Management Function

•	Retained an independent consultant to conduct a review of the risk management function and monitored implementation of the recommendations.
•	Reviewed and approved the mandates of the Chief Risk Officer and of the risk management function.
•	Reviewed and approved the budget, structure, skills and resources of the risk management function.
•	Reviewed the performance evaluation and assessed the effectiveness of the Chief Risk Officer and of the risk management function.

This report has been approved by the members of the committee, who are satisfied that the committee carried out all of the responsibilities required by its charter.

Report of the Management Resources and Compensation Committee

John M. Cassaday	Joseph P. Caron	Susan F. Dabarno	Scott M. Hand	Tsun-yan Hsieh	C. James Prieur	Lesley D. Webster
(Chair)		*effective March 1, 2015	*retiring May 7, 2015

Responsibilities

The Management Resources and Compensation Committee assists the Board in its oversight of our approach to human resources, including:

•	Oversight of our global human resources strategy, policies and programs.
•	Development and monitoring succession plans for the CEO and other senior executives.
•	Evaluation and compensation of the CEO and other senior executives.
•	Oversight of our compensation plans.
•	Oversight of employee pension plan governance.

The committee met eight times in 2014. It met in private with the independent compensation consultant throughout the year and also met in closed session without management present after each meeting.

Independence

The Board has determined that each member of the committee meets the additional independence standards for members of the Management Resources and Compensation Committee set out in our director independence policy. A majority of the committee members are experienced in executive compensation and John Cassaday is the only committee member who is currently a chief executive officer of another public company, a position from which he will retire on March 31, 2015. The CEO is not involved in selecting the members of the committee.

2014 Activities

Executive Succession Planning

•	Developed and maintained succession plans for the CEO.
•	Reviewed the succession plans for senior executives.
•	Reviewed and recommended to the Board for approval several executive appointments.

26 Manulife Financial Corporation Management Information Circular

Executive Compensation

•	Completed its annual review of our compensation programs, including base pay, incentives, pension and benefit plans and made recommendations to the Board.
•	Reviewed, on a quarterly basis, our performance against targets established under the annual and mid-term incentive plans.
•	Confirmed the alignment of our compensation programs with sound risk management principles and established risk appetite.
•	Reviewed and approved the CEO’s annual objectives.
•	Assessed the CEO’s performance against these objectives and made compensation recommendations for approval by the Board.
•	Reviewed the performance assessment and compensation recommendations for the members of the Executive Committee and the head of each oversight function and approved their annual objectives, including a review of the executives’ contributions to promoting a culture of integrity and risk management.
•	Reviewed and recommended to the Board for approval, our 2014 compensation policies, programs and payouts, including metrics for the balanced scorecard for the annual incentive plan, the design of the annual and medium-term incentive plans, and the equity mix for Executive Committee members.
•	Following a review, reappointed Hugessen Consulting Inc. as its independent advisor and confirmed the firm’s independence.

External Consultant

The committee has retained Hugessen Consulting Inc. to act as its independent advisor and to provide it with advice and guidance on compensation issues since 2006. All work undertaken by Hugessen Consulting was approved by the committee chair.

Hugessen Consulting’s fees for executive compensation consulting services provided to the committee in 2014 were $356,617, compared with $346,832 in 2013. Services included participation at committee meetings, reviewing and providing advice on compensation related decisions and reporting on compensation trends. Hugessen Consulting does not provide any other services to Manulife and management must obtain the committee’s approval to retain Hugessen Consulting or any other independent advisor retained by the committee.

This report has been approved by the members of the committee, who are satisfied that the committee carried out all of the responsibilities required by its charter.

Manulife Financial Corporation Management Information Circular 27

To Our Shareholders

Manulife’s executive compensation program aligns with the interests of shareholders by rewarding performance that creates shareholder value as well as meets or exceeds the goals reviewed and approved by the Management Resources and Compensation Committee (MRCC). In addition, good governance principles and practices, such as the Financial Stability Board’s Principles for Sound Compensation Practices, are key drivers of the design of our executive compensation program. As a result, total compensation earned by our executives will vary year-over-year based on our share price and Manulife and individual performance as measured against our annual, mid-term and long-term performance objectives.

Executive compensation decisions are made by the Manulife Board of Directors after considering the recommendations of the MRCC. The MRCC uses the services of an independent advisor to provide advice on compensation-related decisions and to report on external compensation trends. We continually benchmark our compensation program against our peers to ensure we provide competitive compensation opportunities in order to attract, motivate and retain our executives. Additionally, the Board of Directors actively engages with our shareholders and shareholder advocacy groups to ensure their views are considered when reviewing our compensation program.

We had strong financial performance in 2014 in addition to the announcement of two strategic acquisitions. We grew our core businesses, strengthened our global franchise and delivered results for our shareholders, including a 19% increase in our dividend and a 9% total shareholder return. We had excellent sales of our insurance and wealth products, and continued our growth in assets under management. On top of our strong performance, we announced the acquisition of the Canadian-based operations of Standard Life plc and the acquisition of New York Life’s Retirement Plan Services business. These acquisitions will add scale and capabilities in several of our key lines of business globally. Compensation for our Named Executive Officers reflects the results of the strong performance in the annual incentive awards for 2014, but more importantly in our equity-based program results tied to Manulife’s share price.

As a result of our engagement with our shareholders, we have made several changes to our executive compensation program for 2015 to continue to evolve our pay for performance philosophy. For example, we have introduced formal restrictions for all stock option awards granted in 2015 and onwards so that stock options cannot be exercised prior to the fifth anniversary of grant. We believe stock options are an important component of our executive compensation program, designed to motivate our executives to deliver sustained long-term performance, and these restrictions reinforce the long-term focus of these equity awards.

At the 2015 Annual Meeting, we will once again hold a non-binding shareholder advisory vote on our approach to executive compensation, and as always we look forward to your feedback. The Board will continue to review Manulife’s executive compensation program to ensure it is aligned with the interests of shareholders and our pay for performance philosophy.

John Cassaday	Richard B. DeWolfe
Chairman of the Management Resources	Chairman of the Board
and Compensation Committee

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Executive Summary

Introduction

At Manulife, our compensation philosophy and strategy is to pay for performance against our short-, medium- and long-term goals. In order to align our pay levels for our senior executives with Manulife’s performance and shareholder interests, the mix of pay places the greatest emphasis on performance-based and equity-based incentives. We believe that our multi-faceted executive compensation plans, with their integrated focus on short-, medium- and long-term metrics, provide the appropriate balance between competitive pay opportunities, motivation, risk management and shareholder alignment. Our executive compensation plans provide an effective framework that aligns with our business and by which progress against our strategic goals may be appropriately measured and rewarded.

Our continued positive results over the last three years are reflected in the payouts under the 2014 Annual Incentive Plan and the Restricted Share Units and Performance Share Units that vested in 2014.

2014 Notable Business Results

•	Achieved net income attributed to shareholders of $3,501 million, an increase of $371 million over 2013
•	Generated core earnings[1] of $2,888 million, an increase of $271 million over 2013
•	Achieved record assets under management[1] of $691 billion, an increase of $92 billion compared with 2013
•	Generated new business embedded value[1] of $1,274 million, up 6% from 2013
•	Reported a minimum continuing capital and surplus requirements (“MCCSR”) ratio for Manufacturers Life of 248%
•	Achieved record wealth sales[1] of $52.6 billion
•	Achieved insurance sales[1] of $2.5 billion, down 10% from 2013; excluding Group Benefits, insurance sales grew by 13% in 2014
•	Delivered a Total Shareholder Return[2] of 9%
•	Achieved Efficiency & Effectiveness run rate savings in excess of $300 million pre-tax as at December 31, 2014, up from approximately $200 million pre-tax run rate savings at the end of 2013
•	Announced two acquisitions in 2014 that will accelerate our strategy to grow our wealth and asset management businesses around the world

[1]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” on page 82.
[2]	As reported by Bloomberg for Manulife’s common shares traded on the TSX.

Manulife Financial Corporation Management Information Circular 29

Annual Incentive Plan Awards

Under the Annual Incentive Plan, our performance is measured by the results of our Company Performance Scorecard, which aligns with our business strategy. Specific objectives, largely quantitative, are set for each category. The tables below summarize the performance scores for 2014. Further details are available on page 40.

2014 Annual Incentive Plan Results

Financial Success (50%)

Measure	Weight	Performance Score

Net Income	25%	140%

Core Earnings	25%	99%

Other Quantitative Measures of Success (30%)

Measure	Weight	Performance Score

NBEV	10%	93%

Expense Management	10%	150%

Financial Flexibility	10%	86%

Building for the Future (20%)

Measure	Weight	Performance Score

Strategic Initiatives	20%	120%

Company Performance Score		117%

For 2014, each Named Executive Officer’s (NEO) annual incentive award was calculated by applying the Company Performance Score of 117%, as shown above, and an individual performance multiplier (IPM), which is an assessment of each NEO’s individual contribution to the success of the organization. As a result of our above-target business performance, incentive payouts for our NEOs for 2014 were above target.

Medium-Term and Long-Term Incentive Plan Awards

Our medium-term incentive plan is comprised of Restricted Share Units (RSUs) and Performance Share Units (PSUs). Our long-term incentive plan is comprised of stock options. RSUs and PSUs cliff vest within three years from the award date. The PSU awards that vested in 2014 paid out based on Manulife’s performance against three key measures over the 2012-2014 vesting period: net income, return on equity and minimum continuing capital and surplus requirements (MCCSR) ratio. Stock options vest ratably over four years and have a ten-year term.

The RSU awards that vested in 2014 paid out at 191% of the award date value due to the appreciation in Manulife’s stock price over the vesting period, illustrating the alignment with shareholder value over the period. Our PSU awards that vested in 2014 paid out at 222% of the award date value due to the appreciation in Manulife’s stock price over the vesting period, as well as the PSU performance factor of 116%. These above-target payouts are a direct result of Manulife’s strong business results and positive share price appreciation over the last three years. Please see page 43 for further details on the 2014 PSU payouts.

Currency of Compensation

Manulife’s policy is to establish Target Total Direct Compensation (TTDC) for our most senior officers in the currency corresponding with their competitive market. For our NEOs with a global mandate, that means TTDC is established in U.S. dollars to reflect the global diversity of our Compensation Peer Group. Fluctuations in U.S. and Canadian foreign exchange rates will cause variances in the compensation amounts converted to Canadian dollars that are disclosed in the Summary Compensation Table on page 59.

Pay for Performance and Shareholder Alignment

Manulife annually reviews its executive compensation program to ensure that it is competitive, drives the right behaviours, and aligns executive interests with those of shareholders, and that incentive awards are appropriate in light of our results.

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To illustrate the effectiveness of our executive compensation program and alignment with our pay for performance philosophy, we have compared Manulife’s Total Shareholder Return (TSR) performance to cumulative CEO Realized + Realizable Pay (as a percentage of TTDC) against our Compensation Peer Group. Please see page 62 for further details on how we define Realized + Realizable Pay. Over the five-year period from 2009 to 2013, Manulife’s TSR has been lower than the peer group. Consistent with our pay for performance philosophy, this TSR performance has significantly impacted our CEO’s pay – illustrated by the fact that Mr. Guloien’s Realized + Realizable Pay has been 102% of his TTDC, compared to the peer group median of 190% of TTDC. The regression line below (top) highlights this link between pay and performance relative to Manulife’s peers. CEOs of companies above the line have realized more compensation for a given level of return while CEOs of companies below the line have realized less compensation for that level of return.

The chart below illustrates the Realized + Realizable Pay for Manulife’s CEO compared to Manulife’s TSR for each year of his tenure.

Manulife Financial Corporation Management Information Circular 31

Compensation Practices

Manulife strives to be a leader with its executive compensation program and related governance areas. These practices include the following:

Our Compensation Practices

WHAT WE DO	WHAT WE DON’T DO

✓       Pay for performance (variable pay as a percentage of total compensation)

✓       Benchmark executive compensation against the median of

          our comparator group

✓       Clawbacks on executive compensation for wrongdoing,

          even without a financial restatement

✓       Share ownership requirements for executives and directors

✓      Post-retirement equity holding requirements for CEO, CFO

          and COO

✓       Beginning in 2015, require executives to hold stock options for a minimum of five years, even post-retirement

✓       Annual internal audit to confirm alignment with Financial

          Stability Board’s Principles for Sound Compensation

          Practices

✓       Stress-testing of compensation designs

✓       Incentive compensation for divisional heads of control

          functions is based on metrics independent from the

          businesses they oversee

✓       Our Board exercises discretion to ensure incentive payouts are reflective of business performance

✓       Require all employees and directors to certify compliance

          with our Code of Business Conduct and Ethics annually

✓       Our Board engages an independent compensation advisor

✓      Annual shareholder advisory vote on executive

          compensation

✓       Continuing engagement with shareholders on our executive

          compensation program

ð         No tax gross ups on perquisites

ð        No stock option repricing

ð         No single-trigger change in control benefits or

          payments

ð      No hedging or monetizing unvested equity awards

ð       No employment agreements with multi-year

          guarantees

ð      No severance multiples in excess of two years on

          change in control

Key Executive Compensation Changes for 2015

We continue to refine our executive compensation program to ensure alignment with our evolving strategy, our business results and our goal of ensuring that our compensation program supports shareholder interests. For 2015 we:

•    Introduced a restriction on stock options awarded after January 1, 2015 so they cannot be exercised prior to the fifth anniversary of the award date. We believe that this change makes the stock options truly a long-term and effective tool to ensure our executives are motivated to deliver sustained long-term performance and increase shareholder value in a manner that matches our extended business horizon. Such restrictions are not common in the marketplace; however, we strongly believe executives should not be in a position to benefit from short-term spikes in stock price while their stock options continue to be exercisable for many years to come.

•    Extended the post-retirement exercise period for stock options awarded after January 1, 2015 in consideration of the new five-year exercise restriction. For other without-cause terminations, participants must wait one year before they will have a short window to exercise their vested stock options.

•    Introduced a condition on incentive awards granted after January 1, 2015 that requires executives, SVP and above, to give three months’ prior notice if they are leaving Manulife in order to allow for appropriate transition planning. Executives, SVP and above, who do not provide such notice will not receive any post-termination/retirement benefit from RSUs, PSUs and stock options, and all outstanding grants will be forfeited.

•    Simplified the Annual Incentive Plan allocation within the total pool to create closer alignment between annual Company performance and executive incentives.

These changes are further described in the section titled “Executive Compensation Program” on page 35.

32 Manulife Financial Corporation Management Information Circular

Executive Compensation

Manulife Financial Corporation Management Information Circular 33

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes Manulife’s executive compensation objectives, philosophy and principles. It also describes the 2014 compensation program and the outcomes it produced based on our 2014 performance. The total compensation paid to the Named Executive Officers (NEOs) (Messrs. Guloien, Roder, Thomson, Rooney and Bromley) for 2014 is set out in the Summary Compensation Table on page 59.

Compensation Program Objectives, Philosophy and Principles

Compensation Program Objectives

The objective of Manulife’s compensation program is to contribute to Manulife’s long-term sustainable growth by retaining talented executives and staff, and rewarding superior performance in executing the business strategy for the long-term benefit of shareholders.

Compensation Philosophy – Pay for Performance

Manulife’s compensation philosophy is “pay for performance”. Compensation is tied to the achievement of our short-term, medium-term and long-term goals. In practice, this has meant that when our performance is strong, incentive compensation has paid out above target and when our performance is not strong, incentives were significantly reduced, in some cases to zero. Therefore, due to the emphasis on performance-based pay, there is no guarantee that target compensation values established for our executives will be realized.

Compensation Principles

Compensation decisions at Manulife are guided by five core principles. Examples of each principle are provided below and further described throughout the “Compensation Discussion and Analysis” section.

Compensation is aligned with business strategy	Compensation is aligned with risk management objectives

Manulife’s executive compensation program ties compensation to the achievement of key business metrics. The Annual Incentive Plan (AIP) scorecard places a balanced emphasis on financial success, building for the future and other quantitative measures of success. Performance share units vest based on the achievement against defined performance measures.	Manulife’s executive compensation program is aligned with our risk management objectives and discourages inappropriate risk taking. Manulife has established a Compensation Risk Framework to provide a structure for the review of risk associated with the compensation program and the design features that mitigate these risks. The compensation program is assessed against this framework annually. Any changes to the compensation program are also reviewed by the Chief Risk Officer to ensure alignment with Manulife’s risk management objectives.

Compensation is aligned with long-term shareholder value	Compensation and performance are benchmarked against peer companies

Manulife’s executive compensation program is designed to incent executives to take a long-term view of increasing shareholder value. Senior executives have a substantial proportion of their compensation delivered in medium- and long-term incentives that are directly impacted by share price. Manulife has a number of policies in place, including a clawback policy and new stock option exercise restrictions, to discourage executives from making decisions which could have a negative impact on long-term shareholder value.	Manulife’s executive compensation program is regularly benchmarked against peer companies to ensure our ability to attract and retain talented executives and staff. The Management Resources and Compensation Committee annually reviews and approves the group of peer companies to be used as a comparator for senior executive compensation. Manulife targets the median of this peer group for TTDC.

Compensation is aligned with good governance practices

Manulife continually monitors the business environment to stay at the forefront of good governance practices. Our executive compensation program is aligned with the Financial Stability Board’s Principles for Sound Compensation Practices (FSB Principles). Manulife’s internal audit department conducts an annual independent review of the executive compensation program which, in 2014, confirmed alignment with the FSB Principles.

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Executive Compensation Program

Manulife’s executive compensation program has five key components as outlined below. The program governs compensation for all executives globally, including the CEO and the other NEOs. For details on the specific compensation arrangements of our NEOs, please see page 44.

Base Salary	Short-Term Incentive	Medium-Term and Long-Term Incentives	Pension and Benefits	Perquisites

Provides a stable compensation base over the course of the year for competency and proficiency in the role	Provides incentive based on Manulife and individual achievement over a single-year period	Provides incentive based on Manulife and individual achievement over a multi-year period	Assists employees in providing for their health and retirement planning	Provides additional benefits to employees that are competitive with local market practice

Base Salary

Base salary compensates executives for competency and proficiency in performing job responsibilities. It recognizes promotions and career progression and provides a stable compensation base over the course of the year. Base salaries and salary ranges are benchmarked at least annually externally against comparable roles in peer companies and internally against the performance, qualifications and experience of other executives. Manulife’s philosophy is to target the median of the competitive market.

Short-Term Incentive (Annual Incentive Plan)

The short-term incentive is intended to reward officers for the achievement of business results against pre-established objectives as well as individual performance over a calendar year. The Annual Incentive Plan (AIP) encourages senior executives to optimize overall division and Manulife performance while creating a focus for near-term organizational priorities that will result in sustainable performance over time. Under the AIP, awards are paid in cash in February following the performance year and calculated based on the formula set out below.

Base Salary	X	AIP Target (Percentage of Base Salary)	X	Company Performance Scorecard	X	Individual Performance Multiplier	=	Annual Incentive Award

Varies by individual qualifications, experience and performance		Targets are determined individually based on competitive market data and the executive’s level		• 50% Financial Success • 30% Other Quantitative Measures of Success • 20% Building for the Future		Varies by individual and is measured against personal objectives set for the year taking into consideration business results and how they were achieved		Payout ranges from zero to a maximum of 2.5x target for senior executives and 2.0x target for the CEO
				Range = 0 – 200%		Range = 0 – 200%

Company Performance Scorecard for Senior Executives

For 2014, the Management Resources and Compensation Committee approved a new Company Performance Scorecard for senior executives that is based on performance measures in the following categories: (i) Financial Success; (ii) Other Quantitative Measures of Success; and (iii) Building for the Future. The new scorecard was designed to:

•	Address feedback received from our shareholders to simplify the AIP
•	Align with our strategic plan
•	Provide clear focus on the key measures that will drive continued successful performance of the business
•	Increase the proportion of quantitative measures
•	Utilize measures which are readily understood by shareholders and reported externally
•	Reflect a top-down approach to goal setting at the Manulife level (in previous years the goals were set at the business unit level and were combined to establish a composite score for senior executives)

Manulife Financial Corporation Management Information Circular 35

The table below discusses the rationale for the inclusion of each performance measure in the Company Performance Scorecard. By maintaining a balanced approach (rather than a single measure), the scorecard provides motivation to deliver current business results via the Financial Success and Other Quantitative Measures of Success categories, while simultaneously positioning Manulife for future success via the Building for the Future category.

Performance Measure	Rationale	2014 Weighting
Financial Success:	The use of profit measures is most common for executive annual incentive plans and the significant weighting of profitability metrics is aligned with market practice.
Net Income Attributed to Shareholders	Net Income aligns our compensation with the experience of shareholders.	25%

Core Earnings	We believe core earnings (a non-GAAP financial measure introduced by Manulife in 2012) better reflects our underlying earnings capacity.	25%
Other Quantitative Measures of Success:	Other Quantitative Measures of Success include key non-profitability measures that will drive continued successful performance of the business.

New Business Embedded Value (NBEV)	New business embedded value is a measure of the expected future profits earned during the year, reflecting both the volume and profitability margin of sales generated in the year, and is a critical measure in our assessment of the emergence of future earnings.	10%

Expense Management	The expense management target in 2014 was focused on Efficiency & Effectiveness, the major initiative introduced in 2012 to build meaningful competitive advantage by leveraging our global scale, our global capabilities and our local market focus to achieve operational excellence.	10%

Financial Flexibility	This component of the scorecard includes measures related to effective capital deployment that would enable Manulife to reduce leverage, pay dividends, make acquisitions and sustain strong capital ratios.	10%

Building for the Future: Strategic Initiatives	Strategic Initiatives are based on enterprise priorities that will drive growth with a balanced approach to risk.	20%

By including a significant weighting (50%) on our key profit measures, net income attributed to shareholders and core earnings, the Management Resources and Compensation Committee believes that the AIP is closely aligned with shareholder interests.

Performance metrics and goals have been stress-tested to ensure potential payouts continue to be aligned with business performance. The Board has the discretion to adjust the Company Performance Score up or down for significant events outside management’s control which would otherwise produce compensation results that are unreasonable, unrepresentative or otherwise inappropriate.

Individual Performance Multiplier

Individual performance is assessed against goals focused on major initiatives for the year and an individual’s contribution to Manulife as a whole. Performance results can be overridden for compliance breaches, breach of authority levels and ethics and gross negligence and can be adjusted for doing the right thing in the interests of Manulife and our shareholders. Individual Performance Multipliers can range from 0% to 200%.

Medium-Term (RSUs and PSUs) and Long-Term (Stock Options) Incentives

Medium-term and long-term incentives together are intended to provide multi-year ties between executive compensation and Manulife performance. Medium-term and long-term incentives also strengthen retention and reinforce alignment with shareholder value, especially for senior executives. RSUs, PSUs and stock options are granted annually to executives based on level, individual performance, potential and market competitiveness. As medium-term and long-term incentives comprise the majority of a senior executive’s total compensation, target award levels are benchmarked annually to ensure competitiveness with the external market. No consideration is given to the outstanding value of an individual’s RSUs, PSUs or stock options in determining the number to be granted in any given year.

Medium-Term Incentives

•	RSUs are phantom-shares that fluctuate in value with the common share price.
¡	RSUs vest within three years and pay out at the end of the vesting period based on the common share price. RSUs are time-vested and serve as both an incentive and retention tool.

36 Manulife Financial Corporation Management Information Circular

•	PSUs are similar to RSUs, but their value depends on both the common share price at the time of vesting and the achievement of specific performance conditions approved by the Board of Directors.
¡	PSUs vest within three years and pay out at the end of the vesting period, subject to the achievement of performance conditions. The minimum PSU performance factor is zero and the maximum PSU performance factor is 180%. In addition, the Board has the discretion to adjust PSU payouts up or down depending on Manulife’s progress towards achieving its risk reduction targets or for significant events outside management’s control which would otherwise produce compensation results that are unreasonable, unrepresentative or otherwise inappropriate. PSUs are designed to focus executives on key measures of business success: net income, return on equity and minimum continuing capital and surplus requirements, as well as total shareholder return relative to our competitors.

2014 PSU Design

The PSUs granted in 2014 are subject to three internal performance conditions measured over three distinct performance periods to reduce the impact of a single year’s performance on the overall results. Performance targets are established consistent with our strategic plan. The 2014 PSUs are also subject to a Relative Total Shareholder Return Multiplier to more closely align payouts with shareholder experience. The 2014 PSUs are subject to the following internal and external performance conditions over the applicable performance period:

Internal Performance Condition	Description
Net income attributed to shareholders	Net income attributed to shareholders is tied to Manulife’s strategic plan and therefore maintains clear alignment between senior management and shareholder interests.
Return on equity	Return on equity represents the net income available to common shareholders as a percentage of the capital deployed to earn the income. Return on equity is a key performance metric not only of profitability, but also of how effectively Manulife manages shareholders’ capital.
MCCSR Score	The MCCSR ratio is a regulatory ratio used by OSFI to evaluate the financial strength of an insurer and, in particular, its ability to meet its obligations to policyholders. Initiatives to increase the level of this ratio tend to have an offsetting impact on corresponding financial measures such as the return on equity.
External Performance Condition	Description
Relative TSR	Cumulative TSR is measured over a single period from January 1, 2014 to September 30, 2016, and compared to the Performance Peer Group median TSR (see below). Cumulative TSR will be calculated using a 20-day average stock price at both the start and the end of the period.

The following table summarizes the design of the 2014 PSUs:

Internal Performance Condition	Weight	Performance Score Range	X	External Performance Condition	Performance Score Range[2]
Net income attributed to shareholders[1]	34%	0% to 150%		Relative TSR[4]	80% to 120%
Return on equity[2]	33%	0% to 150%
MCCSR Score[3]	33%	0% to 150%

[1]	Target performance is set at plan and results in a performance score of 100.
Threshold performance is set at $1.4 billion below plan for each performance period and results in a performance score of 0.
Maximum performance is set at $700 million above plan for each performance period and results in a performance score of 150.
[2]	Target performance is set at plan and results in a performance score of 100.
Threshold and maximum performance are set based on threshold and maximum net income and result in performance scores of 0 and 150, respectively.
[3]	Target performance is set at 100% of the internal target.
Threshold performance and maximum performance are set at 80% and 115%, respectively, of the internal target, and result in performance scores of 0 and 150, respectively.
[4]	Cumulative TSR at the median of the peer group results in a multiplier of 100%.
Cumulative TSR of 30% below median results in a multiplier of 80% and cumulative TSR of 30% above median results in a multiplier of 120%.

Manulife Financial Corporation Management Information Circular 37

Performance Peer Group for the 2014 PSUs

Manulife’s cumulative TSR will be compared to the median TSR of the companies in the table below. The Performance Peer Group includes the seven global insurers of the twelve companies included in our Compensation Peer Group (see page 56) and six additional relevant global insurers. Although the additional companies meet most of the criteria used to establish our Compensation Peer Group (i.e., market cap, assets, competitor for talent and capital, lines of business and international footprint), they were excluded from the Compensation Peer Group due to limited availability of compensation data. While the Canadian banks are important competitors for capital and for Canadian talent, they are not true competitors for many of our business lines and may not have the same exposure to macro market influences. As such, they have not been included in the Performance Peer Group for PSUs. The TSRs for Manulife and its North American peers will be based on NYSE stock prices while the TSRs for peers outside North America will be based on the stock prices on their respective principal exchange, with no currency conversion applied.

Performance Peer Group
AFLAC Inc. AIA Group Limited Allianz SE Ameriprise Financial Inc. Assicurazioni Generali SpA Aviva plc AXA SA	MetLife, Inc. Principal Financial Inc. Prudential Financial, Inc. Prudential plc Sun Life Financial Inc. Zurich Insurance Group Ltd.

Long-Term Incentives

We believe stock options are an effective long-term incentive vehicle because they are tied directly to share price over a 10-year period. Stock options continue to provide appropriate motivation for our executives to deliver sustained performance, increase shareholder value and enhance retention through time vesting requirements. That said, we recognize the criticism that stock options can be too short-term focused and opportunistic when participants are allowed to exercise early. Other vehicles such as PSUs are effective tools for driving the achievement of mid-term performance objectives, but are not as effective for longer periods. For 2015, we have introduced several changes to our stock options to further enhance their alignment with shareholder experience over the long term:

•	We introduced a formal restriction on all stock options awarded after January 1, 2015 so they cannot be exercised prior to the fifth anniversary of grant, with the expectation that they should be held for the full term. We believe that stock options are an effective tool to ensure our executives are motivated to deliver sustained long-term performance and increase shareholder value, since stock options have a long horizon that matches our extended business horizon. Such restrictions are not common in the marketplace; however, we strongly believe executives should not be in a position to benefit from short-term spikes in stock price while their options continue to be exercisable for many years to come. We also encourage our executives to hold their stock options for the full term.

•	In consideration of the new five-year exercise restriction, the post-retirement exercise period for stock options awarded after January 1, 2015 has been extended to the full term of the stock option for retired executives, since we believe retired executives should receive the same treatment as our actively employed executives. For other without-cause terminations, participants must wait one year and then will have 90 days to exercise their vested options.

These changes will not only continue to motivate senior executives to act like owners in the long-term interests of Manulife, but also ensure that this long-term focus extends beyond the executive’s tenure with Manulife.

Additionally, we have introduced a condition on incentive awards granted after January 1, 2015 that requires executives to give three months’ prior notice if they are leaving Manulife in order to allow for appropriate transition planning. Executives who do not provide such notice will not receive any post-termination/retirement benefit from RSUs, PSUs and stock options and all outstanding grants will be forfeited.

Stock options granted in 2014 have a maximum exercise period of 10 years and vest 25% per year over four years. For additional details on our medium-term and long-term incentive plans, see “Additional Disclosure” on page 62.

38 Manulife Financial Corporation Management Information Circular

Medium- and Long-Term Incentive Mix

The medium- and long-term incentive mix for 2015 remains unchanged from 2014, since we strongly believe it is the appropriate balance of vehicles to drive performance, align executive interests with shareholders, provide for competitive pay opportunities, and enhance retention. While our proportion of stock options continues to be at the higher end of market, we believe that stock options are the best tool to ensure our executives are motivated to deliver sustained performance and increase long-term shareholder value.

Medium-Term and Long-Term Incentive Mix
Executive Level	2014/2015
	RSUs	PSUs	Stock Options
Chief Executive Officer / Senior Executive Vice President	25%	35%	40%
Executive Vice President	35%	35%	30%
Chief Risk Officer / Chief Actuary	70%	0%	30%

Pension and Benefits

Manulife sponsors pension plans which assist employees in providing for their retirement. Plans vary by domicile and are administered in a manner consistent with our overall compensation philosophy. For additional details on our pension plans, see “Pension Plans” on page 66. Benefit plans reflect local market practice and include group life, disability, and health and dental insurance programs. Plans vary by domicile based on cost and competitive benchmarking.

Perquisites

Perquisites vary by domicile and are intended to reflect local market practice. Manulife does not provide tax gross-ups related to perquisites.

Target Compensation Mix

The compensation mix offered to executives varies by level such that:

•	the amount of pay at risk and deferred compensation increases by level, reflecting the greater ability of senior executives to affect Manulife’s results and therefore have their incentives tied to Manulife performance and the common share price
•	higher level positions have more variability in compensation than lower level positions
•	higher level positions have greater emphasis on Manulife results, whereas further down in the organization, there is greater emphasis on divisional, business unit or functional goals, with some emphasis on global results to foster collaboration and a business owner mentality

The proportion of executives’ Target Total Direct Compensation in 2014 that was at risk and/or tied to the common share price is illustrated below:

Manulife Financial Corporation Management Information Circular 39

2014 Performance and Incentive Plan Results

Incentive Plan Results

The following section describes Manulife’s performance and the short-term, medium-term and long-term incentive plan results for 2014.

2014 Annual Incentive Plan Results

The Company Performance Score is measured based on a scorecard consisting of Financial Success, Other Quantitative Measures of Success and Building for the Future as described in the previous section. These objectives were developed at the beginning of 2014 by the CEO and the Executive Committee and approved by the Management Resources and Compensation Committee and the Board.

The overall Company Performance Score for 2014 was 117%. The score was 119% for Financial Success, 110% for Other Quantitative Measures of Success and 120% for Building for the Future. No discretion was applied this year.

•	In 2014, we delivered strong growth in both net income and core earnings, announced two important acquisitions, and increased our dividend 19%. It was a strong year. We dramatically overachieved our goal on net income, delivering $3.5 billion, and came just $12 million shy of our goal for core earnings, delivering $2.888 billion[1].

•	In Canada, we announced an agreement to acquire the Canadian-based operations of Standard Life plc, which will increase our presence in Quebec and accelerate our growth strategy in Canada, particularly for our wealth and asset management businesses. In the U.S., we announced an agreement to acquire New York Life’s Retirement Plan Services business.

•	Wealth sales this year were a record, with solid contributions from all three geographies. In 2014, insurance sales declined 10% from 2013 largely due to our disciplined pricing approach in the very competitive group benefits market. Excluding Group Benefits, insurance sales increased 13% in 2014 over the prior year.

•	New business embedded value improved in 2014, thanks to fast-growing sales in Asia and our success at redesigning insurance products to be profitable in this challenging interest rate environment.

•	We made substantial progress on our Efficiency & Effectiveness initiative, taking full advantage of our global scale and capabilities. Projects are being completed at a faster pace than originally anticipated and, as a result, we have exceeded our 2014 savings target, which enabled us to fund new initiatives to accelerate our long-term earnings growth.

[1]	For more information, please see the press release announcing our 2014 financial results.

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The performance scores are described in more detail in the tables below.

Financial Success (50%)

Measure	Weight	2014 Target (C$ millions)	2014 Result (C$ millions)	Performance Score	Weighted Performance Score
Net Income	25%	$2,915	$3,501	140%	35%
Core Earnings[1]	25%	$2,900	$2,888	99%	25%
Other Quantitative Measures of Success (30%)

Measure	Weight	2014 Target (C$ millions)	2014 Result (C$ millions)	Performance Score	Weighted Performance Score
NBEV[1,2]	10%	$1,275	$1,230	93%	9%
Expense Management	10%	(see note A below)	150%		15%
Financial Flexibility	10%	(see note B below)	86%		9%
Building for the Future (20%)
Measure		Weight	2014 Result	Performance Score	Weighted Performance Score
Strategic Initiatives		20%	Above Target	120%	24%

			Company Performance Score		117%

A.	The expense management measure focused on Efficiency & Effectiveness run rate savings, the major initiative introduced in 2012 to build meaningful competitive advantage by leveraging our global scale, our global capabilities and our local market focus to achieve operational excellence.
B.	Financial Flexibility includes measures related to effective capital deployment that enable Manulife to reduce leverage, pay dividends, make acquisitions and sustain strong capital ratios.

[1]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” on page 82.
[2]	NBEV is a measure of the expected future profits earned during the year, reflecting both the volume and profitability margin of sales generated in the year.

Manulife Financial Corporation Management Information Circular 41

2014 Strategic Initiatives Results

Asia Division

¡	Entered into several new strategic bancassurance agreements, including RHB Bank in Singapore and Industrial and Commercial Bank of China in Macau, and strengthened strategic bancassurance alliance in the Philippines.
¡	Developed the sharia business in Indonesia by signing a memorandum of understanding to form a new strategic bancassurance partnership with a local sharia bank, and launched a series of new products and riders to cater to the growing protection and investment needs of the middle class.
¡	Continued to build the retirement business with the launch of two new retirement products and first-in-market with a multiple critical illness plan in Hong Kong.
¡	Expanded corporate, retail and bancassurance distribution in Japan, also streamlined sales and back-office processes.
¡	Improved public websites to enhance customer experience.
¡	Launched an electronic Point of Sale solution in a number of markets.
¡	Strengthened agent training and development and promoted brand.

Canada Division

¡	Announced an agreement to acquire the Canadian-based operations of Standard Life plc which will significantly contribute to growth, particularly in wealth and asset management.
¡	Expanded distribution reach through increased broker-dealer penetration.
¡	Established a Consumer Solutions team to bring a dedicated focus to developing alternative marketing and product solutions.
¡	Continued to build a presence in equity mandates and diversify investment funds platform in collaboration with Manulife Asset Management (“MAM”).
¡	Continued to improve competitive positioning with the launch of a simplified UL product and launched a Mental Health Specialist Team, the first of its kind in Canada, to enhance support to group disability insurance clients and their employees.

U.S. Division

¡	Announced an agreement to acquire New York Life’s retirement plan services business. When the transaction is completed, subject to regulatory approval, 401(k) assets under administration will increase by approximately 60% to some $135 billion, representing 55,000 plans and over 2.5 million participants.
¡	Continued to build out service capabilities in John Hancock Retirement Plan Services (JH RPS) and expanded our recordkeeping services into the mid-sized plan market. Introduced a comprehensive program focused on delivering price competitiveness, fee transparency, new investment options, and exceptional customer service for in-force plans.
¡	Expanded our customer education centre focused on providing education and advice services to JH RPS plan participants who are no longer part of an employer-sponsored 401(k) group plan.
¡	Delivered record mutual fund sales and achieved record levels of assets under management in John Hancock Investments, supported by our unique manager-of-managers platform which provides flexibility to quickly react to new investment trends and adjust for poor performance.
¡	Continued to create a more modern buying experience in John Hancock Insurance supported by technology and analytics that allows us to present the right customers with the right product at the right time.
¡	Introduced a web-based Field Underwriting Guide for John Hancock Insurance to deliver an improved application and underwriting experience for our insurance advisors and customers.
¡	Signator Investors, Inc. (our affiliated broker/dealer) completed the integration of Symetra Investment Services, increasing our affiliated advisor headcount by 15%.
¡	Implemented new customer-centric platforms in many of our businesses and are making investments to support our customer service centres.
¡	Achieved an 89% overall brand recognition for John Hancock.

Investment Division

¡	Strengthened the global strategic management of our wealth and asset management businesses with the appointment of a Global Head of Wealth and Asset Management, and delivered record institutional sales in 2014.
¡	Expanded asset classes and services through the addition of a global natural resources equity team and an emerging equity markets team, along with a Head of Asia for our Portfolio Solutions Group.
¡	Awarded a significant commercial real estate mandate and a private commercial mortgage mandate and had an excellent inaugural year in Private Markets.
¡	Expanded the use of options to hedge variable annuity volatility.

42 Manulife Financial Corporation Management Information Circular

2014 Medium-Term Incentive Plan Results

The PSUs and RSUs awarded to NEOs in 2012 that vested and paid out in 2014 are summarized in the table below.

Award	Vesting Date	Grant Date Price	Performance Factor	Vesting Date Price	Payout as a Percentage of Grant Value
2012 RSUs 2012 PSUs	December 15, 2014	$12.64 $12.64	n/a 116%	$21.92 $21.92	191% 222%

Calculation of the Performance Factor Applicable to PSUs Vesting in 2014

The table below summarizes the results used to determine the Performance Factor applicable to the PSUs which vested on December 15, 2014. The payout of these PSUs was above the grant date award value, reflecting our solid financial performance over the past three years.

Performance Periods January 1, 2012 – September 30, 2014

Performance Period #		Goals			Result (C$ millions)
	Weight	Threshold (C$ millions) (0% payout)	Target (C$ millions) (100% payout)	Maximum (C$ millions) (150% payout)		Performance Score	Weighted Performance Score
Performance Period #1: (Jan 1, 2012 – Dec 31, 2012)
Net Income	25%	$150	$2,110	$2,638	$1,736	81%	20%
ROE	25%	0.6%	8.8%	11.0%	7.2%	81%	20%
Average Quarterly MCCSR Score[1]	50%	80% of target	See note (1)	115% of target	122%		61%
Weighted Average Performance Factor for Performance Period #1							101%
Performance Period #2: (Jan 1, 2013 – Dec 31, 2013)
Net Income	25%	$150	$2,915	$3,644	$2,780	95%	24%
ROE	25%	2.0%	11.7%	14.6%	11.3%	96%	24%
Average Quarterly MCCSR Score[1]	50%	80% of target	See note (1)	115% of target	141%		70%
Weighted Average Performance Factor for Performance Period #2							118%
Performance Period #3: (Jan 1, 2014 – Sept 30, 2014)
Net Income	25%	$150	$2,633	$3,291	$2,861	117%	29%
ROE	25%	0.7%	12.9%	16.1%	13.3%	107%	27%
Average Quarterly MCCSR Score[1]	50%	80% of target	See note (1)	115% of target	150%		75%
Weighted Average Performance Factor for Performance Period #3							131%

PSU Performance Factor							116%

[1]	The MCCSR Score represents the average of the quarterly MCCSR scores for the applicable performance period. The quarterly MCCSR scores are calculated by applying the MCCSR ratio achieved by Manufacturers Life against the internal capital target in place for the applicable quarterly reporting period.

2014 Long-Term Incentive Plan Results

All outstanding unexercised stock options granted in 2004 expired in 2014 with zero value, illustrating the link between the common share price and compensation realized by our executive officers. In 2014, Mr. Bromley exercised 65,267 options, realizing a gain of $350,349. No other NEOs exercised stock options in 2014.

Manulife Financial Corporation Management Information Circular 43

Named Executive Officers’ Compensation

The Management Resources and Compensation Committee considered the following factors when determining the compensation of the NEOs:

•	Performance against the Company Performance Scorecard objectives.
•	Manulife’s overall performance relative to the performance of the Compensation Peer Group.
•	Market competitiveness of Target Total Direct Compensation relative to the Compensation Peer Group.
•	The executive’s achievement of annual objectives as agreed upon at the beginning of the year.
•	Ability to retain talented executives and motivate them to deliver superior performance.

The Management Resources and Compensation Committee reviews annually the compensation opportunity for each NEO to the Compensation Peer Group using the Target Total Direct Compensation (TTDC) values shown below (TTDC includes base salary, target AIP and grant date value of medium- and long-term incentive awards). Manulife’s policy is to establish TTDC for our most senior officers in the currency corresponding with their competitive market. For our SEVPs with a global mandate, that means TTDC is established in U.S. dollars to reflect the global diversity of our Compensation Peer Group. Fluctuations in U.S. and Canadian foreign exchange rates will impact the competitive positioning relative to our Canadian peers. The Management Resources and Compensation Committee also reviews a longer term pay for performance analysis prepared by management and reviewed by Hugessen Consulting to ensure the compensation realized by the senior executives is aligned with Manulife’s performance over the corresponding compensation period and is appropriate relative to our Compensation Peer Group. The Management Resources and Compensation Committee exercises independent judgment in assessing the CEO’s performance, and applies stress testing of incentive plan designs to demonstrate pay for performance and alignment with shareholder interests. The compensation awarded to each of the NEOs is set out below.

Donald Guloien, President and CEO

Under Mr. Guloien’s leadership, Manulife continues to deliver strong results and achieve substantial progress on our growth strategies, while at the same time continuing to move our business units into higher return, less capital intensive opportunities throughout our global platform. In 2014, Manulife both grew its businesses organically and announced two strategic acquisitions, the agreement to acquire New York Life’s Retirement Plan Services business in the United States and the acquisition of Standard Life plc’s Canadian-based operations. As a result, Manulife has made tangible progress toward achieving its long-term goals.

The table below outlines Mr. Guloien’s specific key individual objectives and results for 2014:

Key Objectives	Results
Deliver on Financial Results

In 2014, Manulife met or exceeded its goals for net income attributed to shareholders, expense management, ROE and MCCSR while coming just $12 million short of our goal for core earnings (an increase of $271 million over 2013 core earnings). NBEV and remittances from operating divisions to the group were slightly below plan.

Execute on Strategic Plan

The management team executed well against the Board-approved strategic plan with respect to wealth management sales and sales in Asia, and we continued to grow our assets under management. We continue to successfully increase focus on the customer, have significantly improved our deployment of technology and effectively introduced our dual brand strategy.

On top of our strong performance, we announced the acquisition of the Canadian-based operations of Standard Life plc, as well as the acquisition of New York Life’s Retirement Plan Services business. These acquisitions will add scale and capabilities to several of our key product segments.

Capital and Risk Management

In 2014, Manulife exceeded its MCCSR target and reduced leverage, putting us in a position to increase dividends by 19%.

We continue to execute our strategic and business plans within our stated risk appetite, and continue to develop and execute on effective risk management practices globally. We have been successful in achieving balance between operating within our risk appetite philosophy and creating unnecessary levels of risk aversion.

Efficiency & Effectiveness	The Efficiency & Effectiveness initiative produced over $300 million of pre-tax annualized run-rate savings for 2014.

Target Total Direct Compensation

The Board reviewed Mr. Guloien’s compensation and considered his strong performance since becoming CEO in 2009 and his performance in 2014 against the specific objectives described above. In reviewing Mr. Guloien’s 2014 and 2015 TTDC, the Board considered Manulife’s size and scope relative to the Compensation Peer Group as well as Mr. Guloien’s performance and potential for future contributions to creating long-term value for shareholders.

44 Manulife Financial Corporation Management Information Circular

In 2014, the Board and Mr. Guloien agreed to an amended employment agreement which resulted in the redistribution of Mr. Guloien’s TTDC by reducing the weight of the annual incentive and increasing the weight of the equity incentive component to emphasize alignment between pay and the longer-term success of Manulife.

The Board also approved a salary increase of US$125,000 for Mr. Guloien effective March 1, 2014. This increase was the third tranche of a three-year plan to bring the CEO’s TTDC to the median of the Compensation Peer Group. The Board awarded Mr. Guloien medium- and long-term incentives with an aggregate award value of US$7,950,000 in February 2014, or 600% of salary. Mr. Guloien’s AIP target for 2014 was reduced from 200% to 150% of salary. This additional emphasis on medium- and long-term incentives reflects his ability to impact business results and position Manulife for future success. The CEO’s employment agreement was further amended such that, upon termination of employment without cause or retirement, half of the PSUs granted within one year of the termination or retirement will be forfeited and the other half will continue to vest and payment will be made on the scheduled payout date, subject to the award’s performance conditions. Mr. Guloien also agreed to reduce his entitlement under his change in control agreement to two times annual salary and average annual incentives awarded in the prior three years. All of the employment agreement changes were made voluntarily by Mr. Guloien to further strengthen the alignment of his compensation with shareholder interests.

Due to the retirement of four long-tenured CEOs in 2014 from the Compensation Peer Group comprised of 12 companies, Mr. Guloien’s TTDC will likely be positioned above the median if the new incumbents are not paid at the same levels as the prior incumbents, thereby lowering the median used to position his TTDC. Given Mr. Guloien’s long tenure and track record, we anticipate that his TTDC will continue to be appropriate relative to the “new” market median.

In 2015, the Board reviewed Mr. Guloien’s compensation and approved a salary increase of 2.5% of salary (US$33,125) effective March 1, 2015, and awarded him medium- and long-term incentives with an aggregate award value of US$8,148,750, or 600% of salary, in February 2015.

The following table summarizes the compensation decisions taken by the Board for Mr. Guloien.

Target Total Direct Compensation

	2013 (USD)	2014 (USD)	2015 (USD)
Base Salary (March 1)	$1,200,000	$1,325,000	$1,358,125
AIP Target[1,2]	$2,400,000	$1,987,500	$2,037,188
PSUs Awarded[3,4]	$2,310,000	$2,782,500	$2,852,063
RSUs Awarded[3,4]	$1,650,000	$1,987,500	$2,037,187
Stock Options Awarded[3,4]	$2,640,000	$3,180,000	$3,259,500
Target Total Direct Compensation	$10,200,000	$11,262,500	$11,544,063

[1]	For 2013, Annual Incentive Plan payout range of 0% to 350% of salary, reflective of business and personal performance.
[2]	For 2014 and 2015, Annual Incentive Plan payout range of 0% to 300% of salary, reflective of business and personal performance.
[3]	The CEO’s target equity award (PSUs, RSUs and stock options) was 550% of salary in 2013, with a maximum grant of 650% of salary.
[4]	The CEO’s target equity award (PSUs, RSUs and stock options) was 600% of salary in 2014 and 2015, with a maximum grant of 700% of salary.

2014 Annual Incentive Plan Payout

In determining Mr. Guloien’s annual incentive for 2014, the Board assessed his performance against the specific objectives described above and the Company Performance Score, as described on page 41. His IPM of 115% for 2014 is viewed by the committee as reflecting both strong Company and individual performance. Mr. Guloien received an annual incentive of US$2,674,1811 based on the following:

Base Salary	X	AIP Target (Percentage of Base Salary)	X	Company Performance Scorecard	X	Individual Performance Multiplier	=	Annual Incentive Award
US$1,325,000		150%		117%		115%		US$2,674,181

[1]	Amount paid in Canadian dollars, converted at an exchange rate of $1.2449 per US$1.00.

Manulife Financial Corporation Management Information Circular 45

Steve Roder, Senior Executive Vice President and Chief Financial Officer

Mr. Roder is responsible for managing Manulife’s financial affairs including Finance, Accounting, Capital, Valuation, Treasury, Controllers, Taxation, Investor Relations, Reinsurance and Financial Regulation. Mr. Roder is a driver of change in our organization and is one of the executives responsible for promoting the Efficiency & Effectiveness initiative. He is driving transformation of the Finance function, including process re-engineering, streamlining financial information and improving expense management. He has significantly enhanced our investor relations activities, including broadening our shareholder base, and has played a prominent role in our lobbying efforts for high quality accounting standards. He has played a key role on various corporate development activities and has continued to use his deep knowledge of Asia and extensive network for the benefit of Manulife. Mr. Roder is a member of Manulife’s Executive and Management Committees.

The table below outlines Mr. Roder’s specific key individual objectives and results for 2014:

Key Objectives	Results
Oversee finance transformation program and execution of projects against agreed plans

Overall finance transformation project continues to be on track to deliver significant savings and improvements.

Majority of projects are in the execution stage with detailed plans in place.

Projects are producing meaningful improvements in efficiency and effectiveness.

Drive finance function performance against an agreed finance function mandate

Continued to improve the finance function mandate scorecard status, with increasing recognition of finance leaders as trusted advisors to business partners and of the quality of business planning and analysis.

Engage actively in the M&A process and corporate development activities, including nurturing his significant existing network for the benefit of Manulife

Very active in the M&A process as a key contributor in the deal review process.

Has successfully maintained a significant network, in particular in Asia, for the benefit of Manulife.

Has continued to recruit executives through his personal network.

Lead investor relations activity, including expanding shareholder base and enhancing quarterly earnings release process

Significantly enhanced investor relations activity on a global scale in accordance with an agreed plan.

Strengthened relationships with existing shareholders through more disciplined program of interaction.

Added important new shareholders outside of Canada.

Drive the management of accounting standards outcomes in a direction of maintaining good prudential regulation while maintaining shareholder value	Led collaboration between non-European insurers and engagement with the standard setter. Led engagement with other key stakeholders in Canada.

Target Total Direct Compensation

In 2014, Mr. Roder received a base salary increase of US$20,000. His AIP target of 125% of salary remained unchanged and in February 2014, he was awarded medium- and long-term incentives with an aggregate award value of US$2,700,000. Mr. Roder’s 2014 TTDC package considered his performance, as well as the TTDC of his counterparts within Manulife’s Compensation Peer Group.

In August 2014, the Board granted Mr. Roder a one-time special award with an aggregate award value of US$3,000,000. This award is one-third PSUs, which will vest after three years, and two-thirds performance-DSUs, which will vest after five years and become payable only after Mr. Roder retires or leaves Manulife. The performance factor for both awards will be determined consistent with the 2014 PSUs granted to other senior executives (please see page 37). This award recognizes Mr. Roder’s critical operational experience in Asia (Manulife’s key growth market), his exceptional performance as CFO and his role as a key contributor to Manulife’s present and future success.

In 2015, the Board reviewed Mr. Roder’s compensation and approved a salary increase of US$50,000 effective March 1, 2015 and awarded him medium- and long-term incentives with an aggregate award value of US$3,500,000 in February 2015. In reviewing Mr. Roder’s 2015 TTDC, the Board considered Manulife’s size and scope relative to the Compensation Peer Group as well as Mr. Roder’s achievements in 2014, his strong leadership and his potential to contribute to the future success of Manulife.

46 Manulife Financial Corporation Management Information Circular

The following table summarizes the compensation decisions taken by the Board for Mr. Roder, on the recommendation of the CEO and the Management Resources and Compensation Committee.

Target Total Direct Compensation

	2013 (USD)	2014 (USD)	2015 (USD)
Base Salary (March 1)	$700,000	$720,000	$770,000
AIP Target[1]	$875,000	$900,000	$962,500
PSUs Awarded	$875,000	$945,000	$1,225,000
RSUs Awarded	$625,000	$675,000	$875,000
Stock Options Awarded	$1,000,000	$1,080,000	$1,400,000
Target Total Direct Compensation	$4,075,000	$4,320,000 (2)	$5,232,500

[1]	Annual Incentive payout range of 0% to 250% of target, reflective of business and personal performance.
[2]	Excludes one-time special award of US$3,000,000 made in August 2014.

2014 Annual Incentive Plan Payout

In determining Mr. Roder’s annual incentive for 2014, the Board assessed his performance against the specific objectives described above and the Company Performance Score, as described on page 41. Mr. Roder received an annual incentive of US$1,421,550 based on the following:

Base Salary	X	AIP Target (Percentage of Base Salary)	X	Company Performance Scorecard	X	Individual Performance Multiplier	=	Annual Incentive Award
US$720,000		125%		117%		135%		US$1,421,550

Manulife Financial Corporation Management Information Circular 47

Warren Thomson, Senior Executive Vice President and Chief Investment Officer

Mr. Thomson is responsible for managing the global investment operations which include the General Fund and Manulife Asset Management (“MAM”), Manulife’s global asset management business. Mr. Thomson is a member of Manulife’s Executive and Management Committees.

Under Mr. Thomson’s leadership, the Investment Division delivered strong performance for the CDN$269 billion of General Fund assets as at December 31, 2014. This performance was evidenced by Manulife’s fixed income investing, favourable credit experience, and alternative long-duration asset investment activities. In addition, equity and interest rate earnings sensitivities continued to be managed within risk appetite limits throughout 2014. MAM delivered strong investment performance in 2014, evidenced by record institutional sales and the strong growth of the asset management franchise. MAM ended 2014 with CDN$278 billion in assets under management for external clients, representing growth of 14% over the prior year end.

The table below outlines Mr. Thomson’s specific key individual objectives and results for 2014:

Key Objectives	Results
Deliver on strategic objectives

MAM Public Markets delivered strong and consistent investment performance, record institutional net sales and solid AUM growth, and was ranked as the 30th largest institutional asset manager globally in 2013, up from 34th in 2012, as per institutional investor trade publication, Pension & Investments (May 2014 issue).

MAM Private Markets secured a U.S. commercial real estate and a private commercial mortgages mandate, and the value proposition for the business has been well received by a broad cross-section of potential clients.

Originated in excess of CDN$1.0 billion of alternative long-duration assets, further diversifying our portfolio and enhancing risk-adjusted returns.

Deliver on the 2014 financial plan

Despite market volatility and declining commodity prices, the General Fund exceeded plan target with full year 2014 investment-related experience of CDN$559 million; CDN$200 million was included in core earnings.

Investment-related experience gains were driven by fixed income investing, favourable credit experience, and investments in alternative long-duration assets.

Capital and Risk Management

Equity and interest rate sensitivities continued to be managed within risk appetite limits on both a gross and net basis throughout 2014.

Continued to enhance our hedging program and added options to reduce our re-balancing risk and currency futures to manage our currency exposure.

Leadership and Talent Development

Recruited capabilities into MAM in key areas of focus, including the new Head of Global Wealth and Asset Management.

Provided opportunities to high-potential leaders in order to head up key functions and provide succession opportunities, demonstrating our commitment to growing talent across divisions, business units and geographies.

Prioritized robust development planning and coaching for high-potential talent.

Efficiency & Effectiveness	Delivered Efficiency & Effectiveness savings that exceeded the Investment Division target.
Re-build confidence in Manulife

Received analyst recognition for consistently delivering strong, historical investment-related experience and for taking action to increase the core earnings contribution in 2015.

Rating agencies continue to be impressed with the strength and performance of the General Account.

Continued growth of MAM Public and Private Markets and the acquisition of Standard Life plc’s Canadian-based operations have employees across Manulife excited and engaged, with respect to our profitable growth prospects.

Target Total Direct Compensation

In 2014, Mr. Thomson received a base salary increase of US$30,000. His AIP target of 150% of salary remained unchanged and he was awarded medium- and long-term incentives with an aggregate award value of US$2,200,000. Mr. Thomson’s 2014 TTDC package considered his performance, as well as the TTDC of his counterparts within Manulife’s Compensation Peer Group.

In 2015, the Board reviewed Mr. Thomson’s compensation and approved a salary increase of US$50,000 effective March 1, 2015 and awarded him medium- and long-term incentives with an aggregate award value of US$2,300,000 in February 2015. In reviewing Mr. Thomson’s 2015 TTDC, the Board considered Manulife’s size and scope relative to the Compensation Peer Group as well as Mr. Thomson’s achievements in 2014, his strong leadership and his potential to contribute to the future success of Manulife.

48 Manulife Financial Corporation Management Information Circular

The following table summarizes the compensation decisions taken by the Board for Mr. Thomson, on the recommendation of the CEO and the Management Resources and Compensation Committee.

Target Total Direct Compensation

	2013 (USD)	2014 (USD)	2015 (USD)
Base Salary (March 1)	$670,000	$700,000	$750,000
AIP Target[1]	$1,005,000	$1,050,000	$1,125,000
PSUs Awarded	$770,000	$770,000	$805,000
RSUs Awarded	$550,000	$550,000	$575,000
Stock Options Awarded	$880,000	$880,000	$920,000
Target Total Direct Compensation	$3,875,000	$3,950,000	$4,175,000

[1]	Annual Incentive Plan payout range of 0% to 250% of target, reflective of business and personal performance.

2014 Annual Incentive Plan Payout

In determining Mr. Thomson’s annual incentive for 2014, the Board assessed his performance against the specific objectives described above and the Company Performance Score, as described on page 41. Mr. Thomson received an annual incentive of US$1,658,475 based on the following:

Base Salary	X	AIP Target (Percentage of Base Salary)	X	Company Performance Scorecard	X	Individual Performance Multiplier	=	Annual Incentive Award
US$700,000		150%		117%		135%		US$1,658,475

Manulife Financial Corporation Management Information Circular 49

Paul Rooney, Senior Executive Vice President and Chief Operating Officer

Mr. Rooney is responsible for overseeing areas critical to Manulife’s global operations, including Corporate Strategy, Corporate Development, Capital Solutions, Human Resources, Branding & Communications, Information Services, Government Relations, Procurement and Global Resourcing. Mr. Rooney is also charged with leading the multi-year enterprise-wide Efficiency & Effectiveness initiative with the goal of improving the efficiency and effectiveness of Manulife’s operations. Mr. Rooney is a member of Manulife’s Executive and Management Committees.

In 2014, Mr. Rooney played a significant role in the refinement of Manulife’s strategy to position the organization for long-term growth with a focus on differentiation in all markets. A comprehensive technology strategy that is well aligned with our business strategy was developed and is currently being executed across Manulife. Mr. Rooney also led a proactive mergers and acquisitions agenda and was instrumental in the two significant acquisitions announced in 2014 (Standard Life plc’s Canadian-based operations and New York Life’s Retirement Plan Services business). Manulife continued to deliver strong results on its Efficiency & Effectiveness initiative, exceeding the 2014 savings targets and instituting a disciplined approach for driving ongoing efficiencies in 2015 and beyond.

The table below outlines Mr. Rooney’s specific key individual objectives and results for 2014:

Key Objectives	Results

Lead the development of strategy execution plans with particular emphasis on Asia and wealth management, increased customer focus and differentiation in a highly competitive industry.

Build a competitive intelligence unit.

Drove the company-wide strategic planning process focusing on key strategic themes that were embraced across all divisions and functions of Manulife, with a focus on differentiation and a holistic view of the customer.

Established a global Enterprise Intelligence Unit focused on proactive analysis, profiling and capability modelling to anticipate market opportunities, identify and address emerging threats, and better integrate and inform strategic decisions.

Execute on several significant technology-driven strategic initiatives across Manulife that will increase brand and product awareness, attract and retain customers, improve customer service, improve the effectiveness and productivity of our employees, help Manulife manage risk, enhance data quality and improve systems security.

Developed a comprehensive technology strategy that is well aligned with our business strategies with strong execution underway to increase the deployment of technology across Manulife.

Significant technology projects are being executed in all divisions to enable brand awareness, customer centricity strategies, broadening of product portfolios and enhancements to distribution capabilities, risk management, and employee productivity. Solutions implemented to increase employee effectiveness and productivity through the use of technology include the introduction of WorkSmart, TechTV, and innovative Tech Lounges for on-site user support.

Technology practices were established and global standards are being implemented for Application Portfolio Management, Customer Centricity, Information Management, Business Process Management and Service Oriented Architecture.

Exceeded our year 1 plan in the mitigation of cyber security issues and continued to strengthen our business continuity capabilities.

Lead the global Organizational Design and Efficiency & Effectiveness (E&E) Initiative, delivering on planned targets.

Led the continued focus on implementing E&E initiatives which exceeded the targeted savings in 2014 and are on track to achieve the 2016 goal. New E&E initiatives are being added to the Company-wide portfolio that will further increase our savings opportunity.

A new “WorkSmart” program was introduced in 2014 integrating workplace flexibility, redesigned workspaces, and technologies to create a work environment that strengthens Manulife’s competitiveness through enhanced workspaces, tools that promote collaboration, improve productivity, increase employee engagement, and offer employees greater flexibility and mobility. This initiative was well received by our employees as shown by the achievement of our 20% mobility target for 2014.

Drive a proactive, disciplined approach to mergers, acquisitions and divestitures aligned with our strategic priorities.

Reinstituted a proactive approach to M&A activity, handling our largest volume of deal flow in some time. Played an integral role in two significant acquisitions announced in 2014 (the Canadian-based operations of Standard Life plc and the acquisition of New York Life’s Retirement Plan Services business).

Expand Manulife’s global resourcing centre of expertise and Manila Business Processing capabilities to support business strategy achieving growth targets.

Expanded our Global Resourcing capability to approximately 4,000 FTE across four locations in Chengdu, Malaysia and two sites in the Philippines.

Successfully opened our newest site in Cebu, Philippines, on time and on budget with support now provided to several business units from that location.

50 Manulife Financial Corporation Management Information Circular

Key Objectives	Results

Refresh the brand strategy with a focus on understanding the customer, our competition and how we differentiate our brand activities.

Drive culture change focused on leadership, collaboration and customer centricity.

Established a consistent brand approach under the “one company two brand theme” focused on customer-driven attributes.

Instituted Manulife’s first global consumer research initiative that enabled global positioning while allowing for local differences in execution.

Drove senior management alignment on the key cultural shifts and leadership behaviours required to support Manulife’s strategy. Significant focus on building “leadership as a profession” capability within Manulife and holding leaders accountable for employee engagement and managerial effectiveness.

Organizational design improvements made last year in flattening the organization and reducing managerial costs were sustained in 2014 with some improvement made in increasing managerial spans of control.

Target Total Direct Compensation

In 2014, Mr. Rooney received a base salary increase of US$20,000. His AIP target of 125% of salary remained unchanged and he was awarded medium- and long-term incentives with an aggregate award value of US$2,300,000. Mr. Rooney’s 2014 TTDC package considered his performance, as well as the TTDC of his counterparts within Manulife’s Compensation Peer Group.

In 2015, the Board reviewed Mr. Rooney’s compensation and approved a salary increase of US$20,000 effective March 1, 2015 and awarded him medium- and long-term incentives with an aggregate award value of US$2,400,000 in February 2015. In reviewing Mr. Rooney’s 2015 TTDC, the Board considered Manulife’s size and scope relative to the Compensation Peer Group as well as Mr. Rooney’s achievements in 2014, his strong leadership and his potential to contribute to the future success of Manulife.

The following table summarizes the compensation decisions taken by the Board for Mr. Rooney, on the recommendation of the CEO and the Management Resources and Compensation Committee.

Target Total Direct Compensation

	2013 (USD)	2014 (USD)	2015 (USD)
Base Salary (March 1)	$700,000	$720,000	$740,000
AIP Target[1]	$875,000	$900,000	$925,000
PSUs Awarded	$805,000	$805,000	$840,000
RSUs Awarded	$575,000	$575,000	$600,000
Stock Options Awarded	$920,000	$920,000	$960,000
Target Total Direct Compensation	$3,875,000	$3,920,000	$4,065,000

[1]	Annual Incentive Plan payout range of 0% to 250% of target, reflective of business and personal performance.

2014 Annual Incentive Plan Payout

In determining Mr. Rooney’s annual incentive for 2014, the Board assessed his performance against the specific objectives described above and the Company Performance Score, as described on page 41. Mr. Rooney received an annual incentive of US$1,263,600 based on the following:

Base Salary	X	AIP Target (Percentage of Base Salary)	X	Company Performance Scorecard	X	Individual Performance Multiplier	=	Annual Incentive Award
US$720,000		125%		117%		120%		US$1,263,600

Manulife Financial Corporation Management Information Circular 51

Craig Bromley, Senior Executive Vice President, General Manager, U.S. Division & President, John Hancock Financial Services

Mr. Bromley is President of John Hancock Financial Services (“JHFS”), the U.S. Division of Manulife, and is responsible for leading all aspects of John Hancock’s operations including Life Insurance, Long Term Care Insurance, Investments (Mutual Funds), Retirement Plan Services and JH Signator.

Under Mr. Bromley’s leadership in 2014, the U.S. Division experienced strong gains with recent product launches and business initiatives, resulting in solid financial results including year-end 2014 assets under management of CDN$398.5 billion, up from CDN$340.4 billion in 2013 for a year-over-year increase of 17%. He continues to lead a critical focus on growing higher return, fee-based wealth management products and services. Several major initiatives were launched to heighten the awareness of the John Hancock brand as a wealth and asset management firm, including the innovative and well received “Life Comes Next” advertising campaign that combined TV, online and social media. Mr. Bromley was personally responsible for the identification and negotiation of the intent to purchase the NY Life Retirement Plan Services mid-market unit, which will significantly contribute to the growth of the U.S. wealth management business. Mr. Bromley is a member of Manulife’s Executive and Management Committees.

The table below outlines Mr. Bromley’s specific key individual objectives and results for 2014:

Key Objectives	Results
Grow scale and profitability of JH Investments

John Hancock Investments continues to outpace the industry as our 12-month trailing organic growth rate through November 2014 (calculated as net new flows as percentage of beginning assets) was 21.6% versus the industry rate of 1.4%, placing us second in the industry in terms of growth.

Reinforce JH Retirement Plan Services #1 position in the small plan market and look to grow our mid-market presence

Led effort to identify and successfully negotiate intent to purchase agreement for NY Life Retirement Plan Services mid-market business unit. Launched new Signature 2.0 product within our core market which is successfully generating an increased sales pipeline.

Develop closer relationship with – and better understanding of – our customers	Established Customer 1 initiative which will provide the foundation and technology platform to enable a customer-centric processing and service centre.
Deliver on Efficiency & Effectiveness (E&E) goals

At John Hancock, the E&E program consists of 52 projects. The full year earnings impact from the program is projecting improvement over previous quarters due to early realization of saves and lower than planned project costs due to strong leadership and project oversight.

Target Total Direct Compensation

In 2012, Mr. Bromley was appointed SEVP, GM, U.S. Division & President, JHFS. Previously, Mr. Bromley was the CEO of Manulife Japan. In 2014, Mr. Bromley received a base salary increase of US$50,000 and had an AIP target of 125% of salary. He was awarded medium- and long-term incentives with an aggregate award value of US$1,700,000. Mr. Bromley’s 2014 TTDC package considered his performance, as well as the TTDC of his counterparts within Manulife’s Compensation Peer Group.

In 2015, the Board reviewed Mr. Bromley’s compensation and approved a salary increase of US$60,000 effective March 1, 2015 and awarded him medium- and long-term incentives with an aggregate award value of US$2,200,000 in February 2015. In reviewing Mr. Bromley’s 2015 TTDC, the Board considered Manulife’s size and scope relative to the Compensation Peer Group as well as Mr. Bromley’s achievements in 2014, his strong leadership and his potential to contribute to the future success of Manulife.

52 Manulife Financial Corporation Management Information Circular

The following table summarizes the compensation decisions taken by the Board for Mr. Bromley, on the recommendation of the CEO and the Management Resources and Compensation Committee.

Target Total Direct Compensation
	2013 (USD)	2014 (USD)	2015 (USD)
Base Salary (March 1)	$550,000	$600,000	$660,000
AIP Target[1]	$550,000	$750,000	$825,000
PSUs Awarded	$525,000	$595,000	$770,000
RSUs Awarded	$375,000	$425,000	$550,000
Stock Options Awarded	$600,000	$680,000	$880,000
Target Total Direct Compensation	$2,600,000	$3,050,000	$3,685,000

[1]	Annual Incentive Plan payout range of 0% to 250% of target, reflective of business and personal performance.

2014 Annual Incentive Plan Payout

In determining Mr. Bromley’s annual incentive for 2014, the Board assessed his performance against the specific objectives described above and the Company Performance Score, as described on page 41. Mr. Bromley received an annual incentive of US$1,184,625 based on the following:

Base Salary	X	AIP Target (Percentage of Base Salary)	X	Company Performance Scorecard	X	Individual Performance Multiplier	=	Annual Incentive Award
US$600,000		125%		117%		135%		US$1,184,625

Manulife Financial Corporation Management Information Circular 53

Compensation Governance

Manulife’s compensation governance structure includes the groups outlined below. The compensation governance structure is reviewed regularly against best practices and regulatory guidelines.

Board of Directors

•   Oversight of our approach to compensation programs, including alignment with sound risk management principles and established risk appetite.

•   Approves major compensation decisions, including compensation for the CEO and other senior executives on the recommendation of the MRCC.

•   Approves director compensation on the recommendation of the Corporate Governance & Nominating Committee.

Management Resources and Compensation Committee[1]	Risk Committee[1]	Corporate Governance and Nominating Committee[1]

•   Assists the Board in its oversight of our approach to human resources, including oversight of our compensation programs, and recommends major compensation decisions to the Board.

•   At least one member serves on the Risk Committee. This cross-membership supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

•   Each member of the committee is independent and meets the additional independence standards for members of the committee set out in our independence policy. Only the committee chair is currently a CEO of another public company, a position from which he will retire on March 31, 2015, and a majority of the committee members are experienced in executive compensation.

•   Please see the Report of the Management Resources and Compensation Committee on page 26 for a description of the committee’s responsibilities and the names of its members, and page 55 “Compensation Decision Process” for more details on how the committee determines compensation for Manulife’s executives.

•   Assists the Board in its oversight of the alignment of our incentive compensation programs to sound governance principles and risk management objectives.

•   Each member of the committee is independent and has sufficient knowledge of risk management principles and technical knowledge of relevant risk principles.

•   Please see the Report of the Risk Committee on page 25 for a description of the committee’s responsibilities and the names of its members.

•   Assists the Board in establishing and monitoring director compensation.

•   Each member of the committee is independent.

•   Please see the Report of the Corporate Governance and Nominating Committee on page 22 for a description of the committee’s responsibilities and the names of its members.

Independent Advisor

•   In 2014 the Management Resources and Compensation Committee reviewed the engagement of its independent compensation advisor and retained Hugessen Consulting Inc., which has advised the committee since 2006 (see the Report of the Management Resources and Compensation Committee on page 27 for more information).

•   Hugessen Consulting Inc. does not provide any other services to Manulife and the committee satisfied itself that the firm is independent.

•   The role of the independent advisor includes:

•   attending committee meetings;

•   providing advice on compensation-related decisions; and

•   reporting on compensation trends.

•   The table below shows the fees paid to Hugessen Consulting Inc. and Pearl Meyer & Partners over the last two years for advice regarding executive and director compensation.

•   The Management Resources and Compensation Committee must approve, in advance, any proposed retainer by management of any independent advisor retained by the Management Resources and Compensation Committee.

Executive Compensation Committee	Chief Risk Officer

•   Supports the Management Resources and Compensation Committee in its oversight of compensation risk management.

•   Meets several times per year and includes the Chief Risk Officer, the CFO and the Chief Human Resources Officer.

•   The Executive Compensation Committee’s responsibilities include:

•    the review of incentive plan business performance measures, targets, weightings and results to ensure alignment with Manulife’s business strategy and risk management objectives;

•    the review of compensation program changes to ensure alignment with Manulife’s risk management objectives; and

•    the recommendation to the CEO of compensation program changes prior to review and approval by the Management Resources and Compensation Committee.

•   Attends the Management Resources and Compensation Committee meetings at which compensation design recommendations are reviewed and approved, which facilitates effective oversight of the compensation program recommendations through informed discussion of the relevant risks.

•   The Chief Risk Officer is a member of the Executive Compensation Committee.

[1]	All board committees meet the independence requirements set out in the independence policy established by the Board (see the section titled “Independence” on page 76). All members of the Management Resources and Compensation Committee are knowledgeable, senior business leaders and have broad business experience as a senior officer or chair of the board of a major organization (public, private and non-profit) (see the section titled “Skills and Experience” on page 76).

54 Manulife Financial Corporation Management Information Circular

Fees Paid to Hugessen Consulting and Pearl Meyer & Partners

The table below shows the fees paid to Hugessen Consulting and Pearl Meyer & Partners over the last two years.

Services Performed[1]	Fees Paid in 2013	Fees Paid in 2014
Hugessen Consulting
Executive compensation-related fees	$346,832	$356,617
Director compensation-related fees	$5,000	$0
All other fees	$0	$0
Pearl Meyer & Partners
Executive compensation-related fees	$0	$0
Director compensation-related fees	$31,167[2]	$0
All other fees	$0	$0

[1]	In 2013, the Corporate Governance and Nominating Committee retained Hugessen Consulting Inc. and Pearl Meyer & Partners to provide advice on director compensation.

[2]	Fees were paid in U.S. dollars and were converted to Canadian dollars at an average exchange rate for 2013 of $1.038 per US$1.00.

Compensation Decision Process

The following summarizes the process used by the Board of Directors and the Management Resources and Compensation Committee for making compensation recommendations for the CEO, all Executive Committee members and heads of control functions:

November – December (Future Compensation Design)	January – February (Future Compensation Design)	During the year	November – February (Previous Year Results)

•   Management presents its preliminary compensation structure recommendations, including compensation components, compensation mix and performance metrics for the upcoming year and supporting rationale. The Management Resources and Compensation Committee discusses the recommendations and provides feedback to management, who makes adjustments as requested.

•   The Risk Committee reviews the risk management aspects of the executive compensation program and satisfies itself that the compensation program is aligned with our risk management objectives.

•   Following the Risk Committee review, the Management Resources and Compensation Committee recommends for Board approval the compensation program and structure for the coming year.

•   The Management Resources and Compensation Committee seeks advice and guidance on compensation issues from its independent compensation advisor.

•   At the start of the year, the Board approves the CEO’s individual performance goals and the Management Resources and Compensation Committee reviews the individual performance goals of other Executive Committee members and heads of control functions.

•   The Management Resources and Compensation Committee also reviews and approves the business performance metrics and financial targets for incentive plan purposes. Targets are intended to be achievable yet provide a performance “stretch”.

•   Stress testing is also conducted  prior to approval of the financial targets when significant program changes are made.

•   During the year, the Management Resources and Compensation Committee reviews the continuing relevance of the Compensation Peer Group and the competitive positioning of target compensation against desired market positioning and trends. Please see below for further information on the Compensation Peer Group, which is used to benchmark the compensation of Manulife’s CEO and SEVPs.

•   Business performance results for any performance period that has ended are presented by the CFO to, and discussed by, the Management Resources and Compensation Committee, which approves the performance factors to be applied to the various incentive programs for that performance period.

•   The Board approves the AIP and PSU results for the organization and determines whether or not any adjustments are appropriate.

•   The CEO discusses the individual performance and compensation recommendations for all Executive Committee members and heads of control functions with the Management Resources and Compensation Committee.

•   During in camera sessions, the Management Resources and Compensation Committee and the Board review the performance of the CEO, all Executive Committee members and heads of control functions. The Management Resources and Compensation Committee recommends compensation awards for approval by the Board.

Manulife Financial Corporation Management Information Circular 55

Compensation Peer Group

As described on the previous page, the Management Resources and Compensation Committee reviews the Compensation Peer Group annually. The criteria used to select peer companies include market capitalization and assets, competitor for talent, similar lines of business and international footprint. As a result of the 2014 review, no changes were made to the 2013 Compensation Peer Group.

The Compensation Peer Group includes seven global life insurers and five Canadian banks, as outlined below:

Global Life Insurers	Canadian Banks
AFLAC Inc. Ameriprise Financial Inc. MetLife, Inc. Principal Financial Group Inc. Prudential Financial, Inc. Prudential plc Sun Life Financial Inc.	Bank of Montreal Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank

Comparison with Compensation Peer Group

Note: Total assets, market capitalization and revenue in U.S. dollars (source: Bloomberg). Total shareholder return in local currencies.

The Management Resources and Compensation Committee and management also consider pay information published in the following surveys:

•	Diversified Insurance Survey, a widely referenced survey of pay levels among major insurance companies in the United States;
•	Financial Services Executive Compensation Survey, a survey including the major financial institutions in Canada; and
•	Insurance Executive Rewards Survey, a survey including major insurance companies in the Asia Pacific region.

For the role of Senior Executive Vice President and Chief Investment Officer, the Management Resources and Compensation Committee also considers the pay practices of asset management advisory firms similar in size to Manulife Asset Management, Manulife’s global asset management arm.

Target compensation for executives below the Senior Executive Vice President level is benchmarked against regional comparators using the surveys described above as well as other appropriate survey sources. This analysis reflects each executive’s level, role and location. Each element of compensation, as well as TTDC, is benchmarked to ensure appropriate competitiveness against peers. TTDC for executives is targeted at the median of the external market. Compensation for high performing executives is intended to be comparable to high performing executives at peer companies.

56 Manulife Financial Corporation Management Information Circular

Managing Risk Associated with Compensation

In all compensation decisions, the Management Resources and Compensation Committee contemplates the potential impact that the compensation program may have on risk, and ensures that the compensation program contributes to meeting Manulife’s risk management objectives. Manulife has developed a Compensation Risk Framework that provides a structure for the review of risk associated with the compensation program and the design features that mitigate the risk. Within the framework, risk is identified under the following four risk categories that are closely aligned with our compensation program objectives.

Business Risk	Talent Risk
The risk that Manulife’s compensation program may encourage behaviours that are not aligned with business strategy, Manulife’s Risk Appetite Statement[1] and generating long-term shareholder value. Conversely, business risk also includes the risk that the compensation program discourages the taking of healthy risks. Business risk can be mitigated by the design of incentive programs that combine multiple performance metrics that are aligned with our business strategy and reflect the impact that employees have on performance.	The risk that Manulife’s compensation program may not permit us to attract and retain talented executives and staff. Talent risk can be mitigated by compensation practices that are externally competitive in terms of both target and total opportunity and by providing opportunities that are appealing to the talent we want to attract.
Performance Risk	Compliance & Ethical Risk
The risk that Manulife’s compensation program does not provide motivation for employees to maintain high performance standards. Performance risk can be mitigated by providing appropriate levels of linkage between pay and performance and providing compensation opportunities that will optimize business results.	The risk that Manulife’s compensation program will generate an incentive to engage in questionable, unethical or illegal behaviours. Compliance and ethical risk can be mitigated by strong oversight and control mechanisms and by compensation program designs that are structured in a way to minimize the potential incentive to participate in compliance and ethical breaches.

[1]	Manulife’s Risk Appetite Statement is an expression of the types of risk Manulife will take, the amount of each risk Manulife is willing to take and the principles applied before taking risk. Both business strategy and risk appetite are equally critical to meeting our objectives and creating long-term shareholder value.

While risk forms an inherent part of Manulife’s business, Manulife’s executive compensation program contains a number of features and practices that are generally considered to decrease the risk associated with compensation, including:

•	A compensation horizon that is appropriately balanced among short-term, medium-term and long-term;
•	The use of multiple performance metrics in incentive plan design;
•	Specific risk control and capital adequacy measures embedded into various compensation components, including individual risk management objectives for all senior leaders and a MCCSR ratio performance measure for PSUs;
•	Stress testing of the current compensation designs to ensure potential payouts continue to be aligned with business performance;
•	Divisional control function heads providing oversight are compensated under the Corporate Annual Incentive Plan, under which the incentive payout is independent of the businesses they oversee;
•	The Board has discretion to adjust the performance factor for PSUs based on Manulife’s progress towards achieving risk reduction targets and to adjust the Company Performance Scores under the AIP and PSU payouts for significant events outside management’s control which would otherwise produce compensation results that are unreasonable, unrepresentative or otherwise inappropriate;
•	A performance assessment process for all employees to ensure they are mindful of risks inherent in their jobs and are working within the boundaries of Manulife’s policies and standards of practice. Employees’ performance assessments are expected to reflect how the employee improved Manulife’s risk profile and also take into account any signals from Internal Audit, Compliance or Risk Management highlighting potential inappropriate actions;
•	A thorough review process overseen by the Management Resources and Compensation Committee which reviews the material sales and investments incentive plan designs, payout distribution, control and monitoring processes and the potential impact they may have on business risk. Division heads are responsible for monitoring material sales and investment compensation plans within their division and must approve any significant changes to these plans. Division heads must annually attest that these plans do not generate inappropriate levels of business risk to the division and to Manulife as a whole. In 2014 Manulife’s Chief Risk Officer, at the direction of the Risk Committee, also reviewed this process;
•	Limiting stock options to less than one-third of Target Total Direct Compensation for senior executives;
•	A policy which prohibits short selling or buying or selling a call or put option or other derivative in respect of Manulife securities designed to hedge or offset a change in price and the monetization of unvested equity awards by executives and directors. This policy is incorporated into our Code of Business Conduct and Ethics. All employees and directors must certify compliance with the Code annually;

Manulife Financial Corporation Management Information Circular 57

•	Compulsory share ownership requirements;
•	A clawback policy for Vice-Presidents and above, under which the Board has the discretion to cancel an executive’s unvested incentive awards and/or claw back the executive’s vested and/or paid incentive awards, as applicable, in the event of the executive’s fraud, theft, embezzlement or serious misconduct irrespective of whether there was a financial restatement;
•	Manulife imposes additional conditions for the CEO, CFO and COO as follows:
–	Any material restatement of Manulife’s financial statements related to CEO misconduct will trigger compensation clawbacks of his compensation;
–	The CEO, CFO and COO are required to maintain their share ownership requirement for one year after leaving Manulife;
–	The CEO is required to hold at least 50% of the realized gains from the exercise of stock options in common shares during his employment and for one year post employment. The CFO and COO are also required to hold at least 50% of the realized gains from the exercise of stock options in common shares during their employment and for one year post employment, unless the executive meets his share ownership requirement;
•	The Chief Risk Officer and Chief Actuary have Annual Incentive Plan and medium-term incentive awards that are delinked from Manulife’s business performance to remove any potential or perceived conflicts of interest in providing unbiased oversight and advice to senior management and the Board.

The Board is satisfied that good risk governance and sound risk reduction mechanisms as described above are effective in mitigating the risk associated with compensation.

58 Manulife Financial Corporation Management Information Circular

Summary Compensation Table

The following table summarizes compensation awarded to the NEOs during 2014 and the two prior calendar years, in Canadian dollars. While compensation for the NEOs is established in U.S. dollars to align to their global competitive market, the amounts below have been converted to Canadian dollars consistent with Manulife’s financial statements. Exchange rate fluctuations may cause variances in year-to-year compensation, which was especially the case over the last two years.

Name and Principal Position	Year	Salary[1]	Share-Based Awards[2]	Option- Based Awards[3]	Non-Equity Incentive Plan Compensation	Pension Value[5]	All Other Compensation[6]	Total Compensation
Annual Incentive Plans[4]
		($)	($)	($)	($)	($)	($)	($)
Donald Guloien President and CEO	2014 2013 2012	1,438,720 1,216,641 1,083,130	5,274,666 3,975,048 3,018,043	3,516,444 2,650,032 3,018,043	3,329,088 4,249,647 2,769,250	823,400 568,800 455,400	101,890 103,381 101,836	14,484,208 12,763,549 10,445,702
Steve Roder[7] Senior Executive Vice President and Chief Financial Officer	2014 2013 2012	790,515 719,393 435,805	5,069,136 1,505,700 750,644	1,194,264 1,003,800 750,644	1,769,688 1,735,273 656,405	243,600 124,000 37,400	66,713 64,636 39,454	9,133,916 5,152,802 2,670,352
Warren Thomson Senior Executive Vice President and Chief Investment Officer	2014 2013 2012	766,636 685,241 649,986	1,459,656 1,325,016 1,097,470	973,104 883,344 1,097,470	2,064,636 1,993,084 1,250,845	271,400 189,100 115,400	67,216 75,116 64,636	5,602,648 5,150,901 4,275,807
Paul Rooney Senior Executive Vice President and Chief Operating Officer	2014 2013 2012	790,515 719,393 646,667	1,526,004 1,385,244 1,000,000	1,017,336 923,496 1,000,000	1,573,056 1,549,351 828,100	303,100 291,700 350,000	124,285 116,836 58,381	5,334,296 4,986,020 3,883,148
Craig Bromley[8] Senior Executive Vice President, GM U.S. Division & President, John Hancock Financial Services	2014 2013 2012	653,142 566,445 467,637	1,127,916 903,420 574,425	751,944 602,280 574,425	1,474,740 973,877 988,437	133,300 99,600 69,513	160,436 41,825 799,327	4,301,478 3,187,447 3,473,764

[1]	Salary paid to Messrs. Guloien, Roder, Thomson and Rooney is established in U.S. dollars but paid in Canadian dollars, converted on a semi-monthly basis using the Bank of Canada noon rate of exchange on the previous pay date. For 2012, Mr. Rooney’s salary was established and paid in Canadian dollars. Since his appointment to his current position on September 1, 2012, Mr. Bromley’s salary has been established and paid in U.S. dollars. It has been converted to Canadian dollars at the annual average exchange rate ($1.1045 per US$1.00 in 2014). Prior to September 1, 2012, Mr. Bromley’s salary was established and paid in Canadian dollars.
[2]	Amounts shown represent the dollar value used to determine the number of units awarded to the NEO. The number of units awarded was determined by dividing the dollar value by the grant date fair value of each unit. The grant date fair value of each unit was the price of a common share on the TSX which was the higher of the closing price on the trading day preceding the grant date and the average closing price for the five trading days preceding the grant date. The grant date fair value factors in the value of dividends credited to units. Amounts shown for 2014 represent PSUs and RSUs awarded to NEOs on February 25, 2014, based on a common share price of $21.20 calculated as described above. The payout value of the PSUs is dependent upon the achievement of established performance conditions. Awards established in U.S. dollars were converted to Canadian dollars at an exchange rate of $1.1058 per US$1.00. For Mr. Roder, this amount also includes the one-time special award of US$3,000,000 (one-third in PSUs and two-thirds in performance-DSUs). This award was granted on August 18, 2014, based on a common share price of $21.66. This award was converted to Canadian dollars at an exchange rate of $1.09258 per US$1.00.
[3]	Amounts shown represent the dollar value used to determine the number of stock options awarded to the NEO. For option-based awards, the number of stock options awarded was determined for the years indicated using the following exercise prices and fair value factors: February 2014: $21.20 and 22.8%; February 2013: $15.52 and 20.9%; February 2012: $12.64 and 25.6%; June 2012: $11.232 and 25.6%; September 2012: $11.084 and 25.6%. The Black-Scholes factor for 2014 used for determining Accounting Fair Value was calculated using the following variables: (a) expected life of the options of 6.7 years; (b) expected volatility of the common share price of 30%; (c) risk-free interest rate of 2.0%; and (d) expected dividend yield of the common shares of 3.0%. For the 2012 grants, the Management Resources and Compensation Committee elected to leave the fair value factor unchanged from 2011, instead of using the factor used for determining fair value in Manulife’s consolidated financial statements (“Accounting Fair Value”). Keeping the factor unchanged resulted in fewer options being granted to NEOs. The 2012 Accounting Fair Value for stock options is lower than the value shown in the Summary Compensation Table by an amount of $424,416 for Mr. Guloien, $105,559 for Mr. Roder, $154,333 for Mr. Thomson, $140,625 for Mr. Rooney and $80,452 for Mr. Bromley.
[4]	Annual incentive amounts are paid in cash in the year following the fiscal year in which they were earned. 2014 annual incentive amounts for Messrs. Guloien, Roder, Thomson, Rooney and Bromley were converted to Canadian dollars from U.S. dollars at an exchange rate of $1.2449 per US$1.00. Mr. Bromley’s 2012 amount includes annual incentive of $638,437, a special bonus of $150,000 and a completion bonus of $200,000 in respect of his assignment in Asia.
[5]	Pension Value amounts for 2014 are the sum of the amounts shown under the Compensatory Change column of the Pension Tables on pages 67 and 68 for each NEO.
[6]	All Other Compensation for 2014 includes the Canadian Executive Flexible Spending Account (“EFSA”) allowance paid to each of Messrs. Guloien, Roder, Thomson and Rooney of $100,000, $55,000, $55,000 and $55,000, respectively. For Mr. Rooney, All Other Compensation for 2014 also includes a $66,000 commuting allowance in respect of his role as Chief Operating Officer. This allowance ceased on December 31, 2014. For Mr. Bromley, All Other Compensation includes Executive Perquisite Allowance of US$33,000 for 2014 and 2013 and US$10,000 for 2012, converted at the annual average exchange rate ($1.1045 per US$1.00 in 2014). For 2014, the amount also includes a payment of $124,494 to Mr. Bromley to equalize the tax treatment for the gain on the sale of his Canadian residence in order to put him in the same position as if he had returned to Canada following his assignment to Asia, instead of relocating directly to the U.S. For 2012, Mr. Bromley’s All Other Compensation relates to his assignment in Asia, including housing allowance, car allowance, home leave and other travel allowance, as well as other perquisites.
[7]	Mr. Roder commenced employment as the SEVP and CFO of Manulife on June 1, 2012.
[8]	Mr. Bromley was appointed SEVP, GM U.S. Division & President, John Hancock Financial Services on September 1, 2012. Previously, Mr. Bromley was EVP, President & CEO, Manulife Japan.

Manulife Financial Corporation Management Information Circular 59

Outstanding Share-Based Awards and Option-Based Awards

Name	Grant Date	Option-Based Awards[1]				Share-Based Awards[1]
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)[2]	Type of Share- Based Award		Number of Shares or Units of Shares That Have Not Vested (#)[3]	Market or Payout Value of Share Awards That Have Not Vested ($)[4]	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)[5]
Donald Guloien	February 15, 2005	128,286	$29.01	February 15, 2015	$0
	February 15, 2006	135,208	$36.98	February 15, 2016	$0
	February 16, 2007	139,884	$40.38	February 16, 2017	$0
	February 20, 2008	202,945	$37.71	February 20, 2018	$0
	February 18, 2009	507,629	$15.67	February 18, 2019	$3,304,665
	May 18, 2009	389,889	$21.95	May 18, 2019	$89,674
	February 23, 2010	617,344	$19.48	February 23, 2020	$1,666,829
	February 22, 2011	560,071	$18.91	February 22, 2021	$1,831,432
	February 21, 2012	932,701	$12.64	February 21, 2022	$8,897,968
	February 19, 2013	816,983	$15.52	February 19, 2023	$5,441,107	PSU		158,072	$3,506,036
						RSU		112,908	$2,504,298
	February 25, 2014	727,500	$21.20	February 25, 2024	$712,950	PSU		148,998	$3,304,770
						RSU		106,427	$2,360,560
						DSU				$4,391,479
Steve Roder	June 1, 2012	261,058	$11.23	June 1, 2022	$2,858,063	RSU		72,150	$1,600,291
	February 19, 2013	309,463	$15.52	February 19, 2023	$2,061,024	PSU		59,876	$1,328,040
						RSU		42,769	$948,610
	February 25, 2014	247,075	$21.20	February 25, 2024	$242,134	PSU		50,604	$1,122,387
						RSU		36,145	$801,692
	August 18, 2014					PSU		51,150	$1,134,509
						PDSU	[6]	102,301	$2,269,041
Warren Thomson	February 15, 2005	42,094	$29.01	February 15, 2015	$0
	February 15, 2006	41,150	$36.98	February 15, 2016	$0
	February 16, 2007	44,038	$40.38	February 16, 2017	$0
	February 20, 2008	58,854	$37.71	February 20, 2018	$0
	February 18, 2009	255,948	$15.67	February 18, 2019	$1,666,221
	May 18, 2009	24,202	$21.95	May 18, 2019	$5,566
	February 23, 2010	188,342	$19.48	February 23, 2020	$508,523
	February 22, 2011	183,296	$18.91	February 22, 2021	$599,378
	February 21, 2012	339,164	$12.64	February 21, 2022	$3,235,625
	February 19, 2013	272,328	$15.52	February 19, 2023	$1,813,704	PSU		52,691	$1,168,679
						RSU		37,636	$834,774
	February 25, 2014	201,321	$21.20	February 25, 2024	$197,295	PSU		41,232	$914,518
						RSU		29,451	$653,230
						DSU				$347,055
Paul Rooney	February 15, 2005	37,442	$29.01	February 15, 2015	$0
	February 15, 2006	38,504	$36.98	February 15, 2016	$0
	February 16, 2007	41,447	$40.38	February 16, 2017	$0
	February 20, 2008	67,648	$37.71	February 20, 2018	$0
	February 18, 2009	159,541	$15.67	February 18, 2019	$1,038,612
	May 18, 2009	41,416	$21.95	May 18, 2019	$9,526
	February 23, 2010	160,421	$19.48	February 23, 2020	$433,137
	February 22, 2011	185,914	$18.91	February 22, 2021	$607,939
	February 21, 2012	309,039	$12.64	February 21, 2022	$2,948,232
	February 19, 2013	284,706	$15.52	February 19, 2023	$1,896,142	PSU		55,086	$1,221,807
						RSU		39,347	$872,719
	February 25, 2014	210,472	$21.20	February 25, 2024	$206,263	PSU		43,106	$956,096
						RSU		30,790	$682,923
						DSU				$891,118
Craig Bromley	February 15, 2005	10,824	$29.01	February 15, 2015	$0
	February 15, 2006	14,774	$36.98	February 15, 2016	$0
	February 16, 2007	14,057	$40.38	February 16, 2017	$0
	February 20, 2008	30,442	$37.71	February 20, 2018	$0
	February 23, 2010	60,158	$19.48	February 23, 2020	$162,427
	February 22, 2011	67,135	$18.91	February 22, 2021	$219,531
	February 21, 2012	75,328	$12.64	February 21, 2022	$718,629
	September 1, 2012	65,313	$11.08	September 1, 2022	$724,713	RSU		23,812	$528,139
	February 19, 2013	185,678	$15.52	February 19, 2023	$1,236,615	PSU		35,926	$796,829
						RSU		25,661	$569,157
	February 25, 2014	155,566	$21.20	February 25, 2024	$152,455	PSU		31,861	$706,672
						RSU		22,758	$504,769
						DSU				$0

[1]	Stock options exercised or that have expired and RSUs and PSUs that paid out prior to December 31, 2014 are excluded.
[2]	The value of unexercised in-the-money stock options is at December 31, 2014, and is equal to the difference between the exercise price of the stock options and the closing price of common shares on the TSX on December 31, 2014, which was $22.18 per common share. The value of in-the-money stock options is zero in instances when the exercise price is higher than the closing price of common shares on the TSX on December 31, 2014.
[3]	The number of PSUs that have not vested is based on a performance factor of 100%. RSUs do not have a performance factor.
[4]	The market or payout value of PSUs and RSUs that have not vested is based on the closing price of common shares on the TSX on December 31, 2014, which was $22.18 per common share.
[5]	The market or payout value of DSUs that are payable after the executive leaves Manulife is based on the closing price of common shares on the TSX on December 31, 2014, which was $22.18 per common share. See further details under “Additional Disclosure” on page 62.
[6]	Performance Deferred Share Units as further described on page 46.

60 Manulife Financial Corporation Management Information Circular

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards		Share-Based Awards – Value Vested During the Year ($)[3]	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)[4]
	Value Vested During the Year ($)[1]	Value Received During the Year ($)[2]
Donald Guloien	$3,794,778	$0	$6,232,611	$3,329,088
Steve Roder	$991,826	$0	$0	$1,769,688
Warren Thomson	$1,316,244	$0	$2,266,374	$2,064,636
Paul Rooney	$1,256,372	$0	$2,065,072	$1,573,056
Craig Bromley	$781,968	$350,349	$671,107	$1,474,740

[1]	The total value of stock options that vested during 2014. The value is equal to the difference between the exercise price of the options and the closing price of common shares on the TSX on the vesting date.
[2]	In 2014, Mr. Bromley exercised 65,267 options, realizing a gain of $350,349. No other NEOs exercised stock options in 2014.
[3]	The total value includes RSUs and PSUs granted in 2012 that vested and paid out in 2014 as described under “2014 Medium-Term Incentive Plan Results” on page 43.
[4]	The total value of annual cash incentive awards for 2014. Annual incentive awards are also reported in the “Summary Compensation Table” above.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in common shares from December 31, 2009 to December 31, 2014 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index over the same time period. The stock did not perform as well as the indices from 2010 to 2011, but outperformed the indices substantially in 2012 and 2013. This has been reflected in the realized compensation of Manulife’s executives as shown in the Realized + Realizable Pay graph on page 62.

Performance Graph

Manulife Financial Corporation Management Information Circular 61

The following graph compares the Realized + Realizable Pay for NEOs over the last five years to the total shareholder return and demonstrates the strong relationship between compensation and share performance.

Realized + Realizable Pay for NEOs

	2010	2011	2012	2013	2014
Realized + Realizable Pay[1] for NEOs[2]	$7M	$4M	$23M	$72M	$43M
Total Shareholder Return[3]	(8%)	(34%)	30%	60%	9%

[1]	Realized + Realizable Pay for NEOs is equal to compensation received and change in equity value, which is the sum of:
•	Cash compensation received by the NEOs for a given year, including salary, annual incentive earned, RSU and PSU payouts upon vesting and gains realized from option exercises, and
•	The change between the value of outstanding RSUs, PSUs, stock options and DSUs held by NEOs on December 31 of the year and the value of outstanding RSUs, PSUs, stock options and DSUs held by NEOs on December 31 of the previous year.
[2]	The NEOs in each of the last five years were:
•	2014: Messrs. Guloien, Roder, Thomson, Rooney and Bromley;
•	2013: Messrs. Guloien, Roder, Thomson, Rooney and Bisnaire;
•	2012: Messrs. Guloien, Roder, Thomson, Bisnaire, Rooney and Bell;
•	2011: Messrs. Guloien, Bell, Rooney, Thomson and Boyle; and
•	2010: Messrs. Guloien, Bell, Boyle, Thomson and Bisnaire.
[3]	Total shareholder return is the difference between the total cumulative shareholder return for Manulife, as reported in the Performance Graph above, on December 31 of the year and on December 31 of the previous year, expressed as a percentage. Total shareholder return reflects the gain (or loss) by common shareholders during a given year, inclusive of any dividends received.

Additional Disclosure

Medium-Term and Long-Term Incentive Program Descriptions

Medium-Term Incentives

Under Manulife’s Restricted Share Unit Plan, both RSUs and PSUs may be granted. RSUs and PSUs vest within three years and are paid at the end of the vesting period based on the common share price and, in the case of PSUs, a performance factor. PSUs are subject to the achievement of performance conditions that are approved by the Board. RSUs and PSUs are credited with additional units when dividends are paid on common shares. Manulife does not issue any common shares in connection with RSUs and PSUs.

Stock Options

Stock options are awarded in February of each year and allow participants to purchase common shares at a specified exercise price within a specified maximum exercise period of 10 years.

•	Stock options typically vest 25% per year over four years.
•	Beginning with awards granted in 2015, stock options will generally not be exercisable until the fifth anniversary of the grant.
•	Exercise price is equal to the higher of the closing price of common shares on the TSX on the last trading day before the date of grant and the average closing price for the five trading days before the grant date.
•	Value on exercise is based on the difference between the exercise price at time of grant and the common share price at time of exercise.
•	Stock options are only transferable on death.
•	Stock options are not granted when Manulife’s reporting insiders are prohibited from trading, which is commonly referred to as a “blackout period”. Annual stock option awards are normally granted following the end of the blackout period after the annual financial results are announced.

62 Manulife Financial Corporation Management Information Circular

•	Manulife does not engage in stock option back-dating.
•	Stock options can be granted to select new executives at time of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

The Executive Stock Option Plan was approved by shareholders at the 2000 Annual and Special Meeting. Stock options, DSUs, share appreciation rights, restricted shares and performance awards can be granted under the Executive Stock Option Plan. No amendment may be made to the Executive Stock Option Plan without the approval of Manulife’s shareholders. The maximum number of common shares issuable under the Executive Stock Option Plan is 73,600,000, representing 3.7% of common shares outstanding as at March 11, 2015.

Deferred Share Units (Cash Settled)

DSUs entitle holders to receive cash equal to the market value of the same number of common shares when the DSUs are paid out.

•	In 2014, executives in Canada and the U.S. were provided the opportunity to elect to exchange all or a portion of their annual incentive payment, RSUs or PSUs, into DSUs, subject to local tax rules and rulings.
•	DSUs may also be granted to select new hires and other executives.
•	DSUs assist executives in meeting Manulife’s executive share ownership guidelines.
•	DSUs are credited with additional units when dividends are paid on common shares.
•	DSUs cannot be redeemed until an executive leaves Manulife and are only transferable upon death.

In addition, eligible U.S. executives are entitled to participate in a program that allows them to defer up to 90% of base salary, as well as any annual incentive or vested RSUs into a deferred compensation account. Deferred amounts are adjusted as though the funds had been invested in one or more investment options as designated by Manulife and selected by the participant. The participant may elect to receive the total amount of their deferred compensation account in a lump sum or in annual installments at the participant’s choosing, provided the minimum deferral period is at least three years.

Total Stock Options and DSUs Outstanding

A total of 22,789,186 common shares have been issued in respect of stock options and DSUs under the Executive Stock Option Plan, representing 1.2% of common shares outstanding as at March 11, 2015. The maximum number of common shares that may be issued within one year or issuable at any time under the Executive Stock Option Plan together with all other share based compensation arrangements to any one participant, or to insiders in aggregate, cannot exceed 5% and 10%, respectively, of the outstanding common shares.

In 2014, Manulife granted 3,004,162 stock options to its senior executives. The total number of stock options, share-settled DSUs outstanding and securities available for future grant under the Executive Stock Option Plan and the Stock Plan for Non-Employee Directors as of December 31, 2014 was:

Plan	Stock Options/DSUs Outstanding		Securities Available for Future Issuance
	Number	As a % of Diluted Common Shares	Number	As a % of Diluted Common Shares
Stock Options	29,913,408	1.59%	20,319,334	1.08%
DSUs	837,529	0.04%
Stock Plan for Non-Employee Directors	557,699	0.02%
Total	31,308,636	1.66%	20,319,334	1.08%

Overhang, Dilution and Burn Rates

Overhang, dilution and burn rates for the past three years are as follows:

	2014	2013	2012
Overhang[1]	2.75%	2.95%	2.97%
Dilution[2]	1.66%	1.86%	1.81%
Burn Rate[3]	0.17%	0.24%	0.35%

[1]	Overhang is defined as the total number of common shares reserved for issuance to employees and directors, less the number of stock options and share-settled DSUs redeemed, expressed as a percentage of the total number of common shares outstanding as at December 31 of each year on a diluted basis.
[2]	Dilution is defined as the total number of stock options and share-settled DSUs outstanding, expressed as a percentage of the total number of common shares outstanding as at December 31 of each year on a diluted basis.
[3]	Burn rate is defined as the number of stock options and share-settled DSUs granted annually, expressed as a percentage of the total number of common shares outstanding as at December 31 of each year on a diluted basis.

Manulife Financial Corporation Management Information Circular 63

Cost of Management Ratio

The following table shows the aggregate cost of NEO total compensation in 2012, 2013 and 2014 as a percentage of Manulife’s net income attributed to shareholders:

Year	NEO Total Compensation ($ thousands)	Net Income Attributed to Shareholders ($ thousands)	NEO Total Compensation as a Percentage of Net Income Attributed to Shareholders

2014	38,857	3,501,000	1.10%

2013	31,788	3,130,000	1.02%

2012	27,355	1,736,000	1.58%

Note: The NEOs in each of the last three years were:

•	2014: Messrs. Guloien, Roder, Thomson, Rooney and Bromley
•	2013: Messrs. Guloien, Roder, Thomson, Rooney and Bisnaire
•	2012: Messrs. Guloien, Roder, Thomson, Bisnaire, Rooney and Bell

Share Ownership Guidelines

Manulife requires its executives to own shares to align executive compensation with the interests of shareholders. Executives have five years from their appointment or promotion date to meet the requirement. Deferred Share Units (“DSUs”), RSUs, PSUs, personally held common shares and Manulife preferred shares count towards the share ownership guidelines, but stock options do not. RSUs, PSUs and DSUs are valued at the higher of the grant price or the current market price for the purposes of meeting the share ownership guidelines.

The share ownership guidelines for executives, by level, are as follows:

Executive Level	Share Ownership Requirement as a Multiple of Base Salary
CEO	7.0
Senior Executive Vice President	4.0
Executive Vice President	2.5

The share ownership holdings of the NEOs as at February 27, 2015 were as follows:

NEO	Required Ownership as Multiple of Base Salary	Total RSUs	Total PSUs	Total DSUs	Personal Shareholdings	Total Holdings	Share Ownership as Multiple of Base Salary[1]

Donald Guloien	7.0	$7,318,571	$10,245,982	$4,310,302	$2,693,384	$24,568,239	14.5

Steve Roder	4.0	$4,381,179	$5,048,199	$2,227,098	–	$11,656,476	12.1

Warren Thomson	4.0	$2,178,438	$3,049,813	$567,915	$959,317	$6,755,483	7.2

Paul Rooney	4.0	$2,276,050	$3,186,479	$874,645	$17,808	$6,354,982	6.9

Craig Bromley	4.0	$2,259,188	$2,437,123	–	$544	$4,696,855	5.7

[1]	For purposes of determining compliance with the share ownership guidelines, the salary of each NEO has been converted to Canadian dollars as of February 27, 2015 using an exchange rate of US$1.00 = CDN$1.2508. Each NEO’s total holdings multiple was calculated based on the closing price of the common shares on the TSX on February 27, 2015, which was $21.77 per common share.

Disclosure Under FSB Principles and Basel Commission for Banking Supervision Pillar 3 Requirements

The Report of the Management Resources and Compensation Committee on page 26 discloses the composition and mandate of the Management Resources and Compensation Committee. In addition, the decision-making process used to determine the Company-wide compensation program and the most important design characteristics of our compensation program are set out in the Executive Compensation section of this circular.

The tables below provides aggregate information on compensation in respect of 2014 for employees whose actions have a material impact on Manulife’s risk exposure (“Material Employees”). Material Employees include all executives who were members of Manulife’s Executive Committee during the year.

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Compensation Awarded in Respect of 20141

Number of Material Employees	Total Compensation ($ thousands)	Fixed Compensation ($ thousands)	Variable Compensation[2] ($ thousands)	Non-Deferred Compensation ($ thousands)	Deferred Variable Compensation[3] ($ thousands)	Sign-on Payments[4] ($ thousands)	Severance Payments ($ thousands)

14	57,549	10,154	AIP 17,719 RSUs 8,161 PSUs/PDSUs 11,698 Stock Options 9,817 Total: 47,395	27,874	29,675	0	0

[1]	Compensation awarded in US dollars was converted to Canadian dollars at an exchange rate equal to the semi-monthly Bank of Canada noon rate of exchange on the previous pay date for Fixed Compensation, $1.2449 per US$1.00 for AIP and $1.1058 per US$1.00 for RSUs, PSUs and stock options.
[2]	Represents the total of AIP and grant values of RSUs, PSUs, performance DSUs and stock options. All Material Employees received incentive awards for 2014.
[3]	Represents the total grant values of RSUs, PSUs, performance DSUs and stock options.
[4]	Manulife did not provide sign-on bonuses to members of the Executive Committee in 2014.

Deferred Compensation Outstanding

Number of Material Employees	RSUs/PSUs/DSUs[1]		Stock Options[2]		Total Value Of Deferred Compensation Outstanding at Year End ($ thousands)	Deferred Compensation Paid Out in the Fiscal Year[3] ($ thousands)	Value of Deferred Compensation Granted in 2014 ($ thousands)	Implicit Change in Deferred Compensation Value[4] ($ thousands)
	Outstanding Vested ($ thousands)	Outstanding Unvested ($ thousands)	Outstanding Vested ($ thousands)	Outstanding Unvested ($ thousands)

14	10,566	44,990	36,849	33,372	124,777	19,840	19,859	22,479

[1]	The values for RSUs, PSUs and DSUs are based on the closing price of common shares on the TSX on December 31, 2014, which was $22.18 per common share.
[2]	The value for vested and unvested unexercised in-the-money stock options is equal to the difference between the exercise price of the stock options and the closing price of common shares on the TSX on December 31, 2014, which was $22.18 per common share.
[3]	Represents the total value of RSUs and PSUs vested and paid out and any gains from stock options exercised in 2014. In 2014, no explicit adjustments (e.g., malus, clawbacks or similar reversals or downward revaluations of awards) of deferred compensation or payouts were made.
[4]	The Implicit Change in Deferred Compensation Value represents the increase (or decrease) in value of the Deferred Compensation which is attributable to the change in the share price and performance vesting conditions, as applicable.

Alignment with FSB Principles for Sound Compensation Practices

Manulife is committed to ensuring its compensation program is aligned with the FSB Principles for Sound Compensation Practices, the FSB’s Implementation Standards and other governance practices related to compensation. Each year, Manulife’s internal audit department conducts an independent review of the executive compensation program to ensure compliance with the FSB Principles and Implementation Standards. In 2014, this review again confirmed that Manulife’s compensation program was fully aligned.

Talent and Succession Planning

At Manulife we value having a high performing, high potential workforce that reflects the diversity of our customer base and the communities in which we operate. To fulfill this commitment, we have a comprehensive integrated talent and succession planning process for senior management with the primary objective of having high performing individuals in critical roles across the organization. To ensure there is talented and diverse leadership depth to fill critical roles in the future, Manulife believes in the importance of career development of high performing, high potential employees through meaningful and varied work experiences, cross divisional or global assignments and formal development. We are focused on:

•	The acquisition and retention of high performing, high potential talent;
•	The selective external hiring of seasoned, exceptional executives;
•	Increasing the diversity of our workforce to better reflect the global markets where we operate;
•	The early identification, assessment and development of high performing, high potential employees, with a particular focus on growing our pipeline of women in senior roles;
•	Maintaining and monitoring engagement, driving high performance and retention; and
•	Significant differentiation of compensation for high performing and high potential employees.

Manulife’s succession strategy is based on promoting talented individuals within the organization and hiring externally to strengthen our capabilities, where appropriate. Deriving the majority of succession placements from internally developed candidates assists in retaining high potential executives. This strategy seeks to ensure smooth and timely transition at senior levels and minimizes disruptions caused by leadership change, while striking an appropriate balance between maintaining consistency in business strategy and practices and allowing for diverse perspectives and fresh thinking from outside Manulife. Management focuses attention on developing talent below the senior executive level to ensure there is a well-trained, high-performing pool of executives with a broad range of business and functional experience that can contribute to a common culture and values for building a sustainable, high-performing Company.

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Diversity Objectives and Initiatives

Manulife believes that a diverse workforce, especially in leadership roles, can enhance organizational performance, foster innovation and improve business results. Diversity at Manulife is aligned to our focus on our customers and as such we work to have a workforce that is representative of the customers we serve, including having greater representation of women in leadership. We do not have a formal policy on the representation of women in senior management; however, increasing the representation of women in senior management has been identified as a priority in our Corporate Strategy. We have embedded diversity practices into our global talent management programs by including gender diversity results in workforce reporting to senior management and the Board, and incorporating an annual review and discussion in our annual global talent and succession review process. To assist in specifically increasing the representation of women in senior leadership positions, including executive officer roles, the following formal diversity programming has been initiated:

✓	Internal and external training and development programs focused on high performing women. For example, we offer women the opportunity to participate in regular influencing skills for women workshops facilitated by the Niagara Institute.
✓	Support provided for the development of internal employee communities for women (Manulife Global Women’s Alliance) that focus on professional development and networking. To further exposure and impact, each chapter of the Global Women’s Alliance has an Executive Sponsor at a minimum of the senior management level (Vice President and higher) and in some cases at the country General Manager level.
✓	Establishment of external partnerships with leading networks that support the advancement of women. Such organizations provide opportunities to continuously share best practices while leveraging events and educational sessions to engage people leadership across the organization. Key partnerships include Women in Capital Markets and Catalyst, a not-for-profit think-tank focused on the advancement of women in business.
✓	Enhanced sourcing, assessment and selection tools to ensure diversity and that the representation of women in senior leadership roles is a consideration. For example, all vacancies up to and including Vice President roles are posted internally/externally; we use a formal recruitment process for selection, including standard interviewing procedures and tools. Additionally, we have begun to ask all executive search vendors to ensure diverse slates of candidates, with a focus on women.

Currently, women comprise 24% (5/21) of the executive officers of MFC and its major subsidiaries and 22% (83/372) of our senior leadership (Vice President and higher). The global nature of our Company and our brand reputation as a “strong, reliable, trustworthy and forward-thinking” organization has allowed us to attract, develop and retain a diverse workforce without reliance on targets. While we do not currently rely on formal diversity targets, the increased representation of women in leadership has been identified as a priority. Accordingly, Manulife may consider establishing measurable objectives as we continue to develop our overall approach to diversity globally.

The Board, through the Management Resources and Compensation Committee, provides oversight on our global human resources strategy, including our talent management program, and reviews the succession plans for senior executives. The Board and its committees also review the succession plans for the heads of our key oversight functions and develop and maintain succession plans for the CEO.

See the Report of the Management Resources and Compensation Committee on page 26 and the section titled Human Resources and Succession Planning on page 75  for further information about the Board’s oversight role over human resources.

Pension Plans

Manulife has long recognized the financial exposure associated with traditional defined benefit pension plans and, as such, has been closing these plans to new members and replacing them with capital accumulation-type retirement plans.

Capital accumulation plans include cash balance, 401(k) and defined contribution plans under which Manulife’s favoured approach is to allocate a fixed percentage of each employee’s pensionable earnings taking median market practice into account. To the extent that pension benefits delivered through registered (or tax qualified) arrangements limit the benefit that would otherwise be provided to executives, Manulife may sponsor supplemental arrangements, which are for the most part unfunded. Executives entitled to supplemental arrangements must comply with non-solicit and, at the most senior levels, non-compete provisions to receive full payment of their supplemental retirement benefits.

Messrs. Guloien and Rooney participate in the registered and supplemental defined benefit pension arrangements in Canada, while Messrs. Roder and Thomson participate in the registered and supplemental defined contribution pension arrangements in Canada. After reaching his maximum defined benefit pension on May 6, 2012, Mr. Guloien began participating in the Supplemental Defined Contribution Plan, as described in the “Summary of Defined Contribution Plans” on page 69. While in the United States from 2007 to 2009, Mr. Thomson participated in John Hancock’s pension arrangements, which included qualified and closed non-qualified defined benefit cash balance plans, a qualified 401(k) plan and a non-qualified defined contribution plan.

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Since his transfer to the U.S. in 2012, Mr. Bromley has participated in John Hancock’s qualified 401(k) plan, qualified defined benefit cash balance plan and non-qualified defined contribution plan. Prior to that, Mr. Bromley participated in the registered and supplemental defined contribution pension arrangements in Canada.

Pension Table – Defined Benefit Plans

The table below shows the following information for each NEO participating in Manulife’s and/or John Hancock’s defined benefit pension arrangements:

•	Years of credited service as at December 31, 2014 and as at the normal retirement age of 65;
•	The estimated annual benefit accrued, or earned, for service up to December 31, 2014 and up to the normal retirement age of 65; and
•	A reconciliation of the defined benefit obligation from December 31, 2013 to December 31, 2014.

Name	Number of Years of Credited Service		Annual Benefits Payable[1]		Opening Present Value of Defined Benefit Obligation[2]	Compensatory Change		Non- Compensatory Change[5]	Closing Present Value of Defined Benefit Obligation[6]
	December 31, 2014	Age 65	December 31, 2014	Age 65		Service Cost[3]	Other[4]
Donald Guloien[7]	33.8	35.0	$1,200,000	$1,200,000	$14,400,900	$0	$0	$2,133,300	$16,534,200
Warren Thomson[8]	3.0	3.0	$10,900	$10,900	$105,100	$0	$0	$16,400	$121,500
Paul Rooney[9]	28.4	35.0	$650,270	$800,000	$6,677,900	$286,500	$16,600	$1,419,000	$8,400,000
Craig Bromley[8]	2.3	18.8	$5,900	$35,600	$24,400	$14,100	$0	$3,000	$41,500

[1]	The annual benefits shown are based on current pensionable earnings and credited service to the date or age stated, are subject to the limits discussed below where applicable, and are payable from age 65 in the normal form, all as described in the “Summary of Defined Benefit Plans” on page 68.
[2]	The opening present value is the value of the projected pension earned for service to December 31, 2013. The values have been determined using the same actuarial assumptions used for determining the defined benefit pension obligations, as disclosed in Note 17 of Manulife’s 2013 consolidated financial statements.
[3]	The service cost shown under the Compensatory Change column is the value of the projected pension earned for service during 2014. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 17 of Manulife’s 2014 consolidated financial statements.
[4]	Other values shown, if any, under the Compensatory Change column would include the impact of any plan amendments and of any differences between actual and assumed compensation.
[5]	The Non-Compensatory Change column includes the impact of amounts attributable to interest accruing on the opening defined benefit obligation, changes in the actuarial assumptions and methodologies, other experience gains and losses and, in the case of Messrs. Thomson and Bromley, any amounts due to currency fluctuations. The amount for Messrs. Guloien and Rooney is largely attributed to the 90 basis point decrease during 2014 in the discount rate used to value the obligations.
[6]	The closing present value is the value of the projected pension earned for service to December 31, 2014. The values have been determined using the same actuarial assumptions used for determining the defined benefit pension obligations, as disclosed in Note 17 of Manulife’s 2014 consolidated financial statements.
[7]	Mr. Guloien’s annual benefit accrued to December 31, 2014, and to age 65, is the maximum annual defined benefit pension as of May 6, 2012.
[8]	Messrs. Thomson’s and Bromley’s annual benefit accrued to December 31, 2014, and to age 65, is the estimated benefit payable from age 65 that could be provided under John Hancock’s qualified and closed non-qualified cash balance plans.
[9]	Mr. Rooney’s annual benefit accrued to December 31, 2014, and to age 65, is capped by the maximum annual pension accrual for Senior Executive Vice Presidents. Until Mr. Rooney reaches his 35-year credited service maximum in 2021, he will continue to earn additional pension benefits at the capped accrual amount of $22,857 for each year of service.

Notes:

•	Benefits under John Hancock’s cash balance plans are determined and paid in U.S. dollars. The amounts noted in the table above have been converted using exchange rates of $1.0636 per US$1.00 as at December 31, 2013 and $1.1601 per US$1.00 as at December 31, 2014. Amounts other than year-end balances have been converted using an average 2014 exchange rate of $1.1045 per US$1.00. These exchange rates are the same as those used in Manulife’s 2014 consolidated financial statements.
•	The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

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Pension Table – Defined Contribution Plans

The table below shows a reconciliation of the account balances from December 31, 2013 to December 31, 2014 for each NEO participating in Manulife’s and John Hancock’s defined contribution pension arrangements.

Name		Compensatory Change
	Opening Accumulated Value	Service Cost[1]	Other[2]	Non- Compensatory Change[3]	Closing Accumulated Value
Donald Guloien	$978,400	$823,400	$0	$143,700	$1,945,500
Steve Roder	$208,900	$243,600	$0	$46,300	$498,800
Warren Thomson[4]	$1,622,700	$271,400	$0	$62,700	$1,956,800
Craig Bromley[4]	$1,057,700	$119,200	$0	$137,000	$1,313,900

[1]	The service cost shown under the Compensatory Change column is the aggregate of those amounts contributed, and those amounts notionally credited, by Manulife or John Hancock to each NEO’s account during 2014 under the plans discussed in the section titled “Summary of Defined Contribution Plans”. In the case of Mr. Guloien, the amount reflects the notional credits granted by Manulife under the Supplemental Defined Contribution Plan.
[2]	Other values shown, if any, under the Compensatory Change column reflect the impact of any plan amendments and of above-market or preferential notional investment income credited on account balances. There are no such above-market or preferential notional investment credits provided under the defined contribution pension plans.
[3]	The Non-Compensatory Change amount includes any contributions made to the plans by the NEOs, all investment income credited during the year on the account balances and any amounts due to currency fluctuations.
[4]	Amounts for Messrs. Thomson and Bromley include benefits under both the Manulife and the John Hancock defined contribution plans. Amounts under John Hancock’s plans are determined and paid in U.S. dollars and were converted using exchange rates described in the Notes to the Pension Table - Defined Benefit Plans above.

Summary of Defined Benefit Plans

Canada

Canadian domiciled executives promoted or hired prior to January 1, 1999 continue to participate in the defined benefit component of the Canadian Staff Pension Plan. Manulife also entered into individual supplemental retirement agreements with the executives to provide unfunded supplemental pension benefits that are not registered for tax purposes. Currently, there are only six executives (including Messrs. Guloien and Rooney) who continue to be covered under these agreements.

These pensions are based on credited service and average pensionable earnings at retirement. Pensionable earnings are calculated as the highest average of base salary plus annual incentive (including the amount elected to be taken in the form of DSUs) earned over any 36 consecutive months. The pension benefit is determined by taking:

•	years of credited service (up to 35) multiplied by
•	the sum of:
–	1.3% of pensionable earnings up to the average of the last three years’ maximum pensionable earnings limits under the Canada/Quebec Pension Plans (“final average YMPE”); and
–	2% of the excess of pensionable earnings over the final average YMPE ($51,233 for 2014).

This pension is determined without regard to the maximum pension limit for registered pension plans under the Income Tax Act (Canada), but includes the pension payable from the Canadian Staff Pension Plan.

On retirement prior to age 65, the pension is payable in full without reduction if the participant is at least age 50 and the sum of their age plus service totals at least 90. If the participant has less than 90 points, but is age 50 or over with 10 or more years of service, the pension is reduced 0.5% per month that retirement is before age 55 plus 0.25% for each month after age 55 that retirement is before age 60, or the participant’s 90 point date if later. Otherwise, pensions are reduced on an actuarial equivalent basis.

The normal form of pension is payable for the life of the participant, with a minimum guarantee of 120 monthly payments. Payment options of equivalent value are also available. Without a written waiver from the spouse, a married participant must take a reduced pension of equivalent value that guarantees 60 months of payment and, after the participant’s death, continues to provide at least two-thirds of the participant’s pension to the participant’s spouse for his or her lifetime. With the waiver, a married participant may elect another payment option with less than two-thirds of his or her pension continuing to the surviving spouse.

A participant is required to contribute 2% of pensionable earnings up to the current year’s YMPE and 4% of earnings in excess, up to an annual maximum contribution of $1,000. For 2015, this limit is being increased to $5,316.

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The annual pension payable upon retirement under the normal form of the defined benefit plan is capped at a dollar amount, to be accrued uniformly over a maximum of 35 years of service, as outlined in the table below:

Job Grade at Retirement	Maximum Annual Pension (for 35 Years of Credited Service)
Senior Executive Vice President	$800,000
Executive Vice President	$600,000

Mr. Guloien’s annual pension was capped at $1,200,000 as of May 6, 2012. The amount payable to Mr. Guloien will be less than $1,200,000 due to the spousal pension requirements. Since May 7, 2012, Mr. Guloien has participated in the Supplemental Defined Contribution Plan.

Under the individual supplemental retirement agreements, all executives are bound by a non-compete provision during the 24-month period following their date of termination or retirement. Should an executive breach this provision, the pension due under the agreement is reduced by one third.

U.S.

Mr. Thomson accrued, and Mr. Bromley is accruing, pension benefits through membership in the following retirement plans in respect of employment in the United States:

•	The John Hancock Financial Services, Inc. Pension Plan, a qualified defined benefit cash balance plan;
•	The John Hancock Supplemental Retirement Plan, a non-qualified defined contribution plan that commenced on January 1, 2008; and
•	The Investment-Incentive Plan for John Hancock Employees, a qualified 401(k) plan.

Mr. Thomson also maintains the pension benefits accrued in 2007 through his membership in the Manulife Financial U.S. Supplemental Cash Balance Plan, the closed non-qualified defined benefit cash balance plan.

This section discusses the provisions of the qualified cash balance plan and the closed non-qualified cash balance plan. The terms of the non-qualified defined contribution plan and the 401(k) plan are discussed in the “Summary of Defined Contribution Plans” section.

All employees are eligible for and join the John Hancock Financial Services, Inc. Pension Plan upon commencement of employment. A notional cash balance account is established for each participant and receives John Hancock contribution credits equal to 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation over the Social Security Wage Base. Eligible compensation is calculated as base salary plus annual incentive received and is limited to US$260,000 for 2014. Participants do not contribute to the plan. The account earns interest credits based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the 12-month period ending on September 30 of the preceding calendar year. Normal retirement age is 65. Benefits payable at any retirement age are determined by the value of the participant’s account on the date their pension begins. The normal form of payment under the plan is a life annuity, with various other choices available, including a lump sum. The pension benefit is not subject to any deduction or offset for U.S. Social Security.

The Manulife Financial U.S. Supplemental Cash Balance Plan is a closed non-contributory, non-qualified and unfunded cash balance plan. John Hancock’s contribution credits ceased as of December 31, 2007. Interest continues to be credited under this plan based on the yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12-month period ending on November 30 of the preceding calendar year plus 0.25%, subject to a minimum interest credit of 5.25% compounded semi-annually. The normal form of payment under the plan is a modified lump sum. Benefits are paid over 18 months beginning the seventh month after the participant leaves John Hancock.

Under the non-qualified cash balance plan, all executives are bound by a number of post-employment conditions, including a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives in a Senior Vice President or higher level position are also bound by a non-compete provision which applies during the 12-month period following termination or retirement for Senior Vice Presidents (18 months for Executive Vice Presidents and 24 months for Senior Executive Vice Presidents). Should an executive breach any of the post-employment conditions, the full amount of the non-qualified cash balance benefits may be forfeited.

Summary of Defined Contribution Plans

Canada

Canadian executives hired after January 1, 1999 participate in the defined contribution component of the Canadian Staff Pension Plan. These executives, as well as those promoted to executive status after January 1, 1999, also participate in the Supplemental Defined Contribution Plan.

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Under the defined contribution component of the Canadian Staff Pension Plan, participants contribute 2% of pensionable earnings while Manulife contributes 3% of pensionable earnings. Additional optional contributions ranging from 0.5% to 5% of pensionable earnings may be made by participants, in which case, after the first year of employment, Manulife makes a 50% matching contribution. Pensionable earnings are limited to $199,440 for 2014 and are calculated as base salary, and annual incentive for officers. This limit is indexed annually to the percentage increase in the defined contribution limit under the Income Tax Act ($24,930 in 2014). The investment of the contributions is participant directed with a broad array of investment options provided. Vesting of Manulife contributions is immediate and, at retirement, the accumulated value of the account may either be transferred to a locked-in retirement vehicle or used to purchase a life annuity.

The Supplemental Defined Contribution Plan is a non-contributory and unfunded plan which is not registered for tax purposes. The plan provides benefits on pensionable earnings in excess of the Canadian Staff Pension Plan limit. Pensionable earnings are calculated as base salary and annual incentive, including the amount elected to be taken in the form of DSUs. A credit equal to 10% of pensionable earnings above the annual earnings limit is granted by Manulife each year and allocated to a notional account. Investment income is notionally credited to the account based on the investment performance of a limited number of investment options, as selected by the participant. Vesting of Manulife’s credit allocation is immediate. At retirement, the accumulated value of the notional account may be taken as instalment payments over a period of years or, with Manulife’s consent, may be withdrawn in a single lump sum. Mr. Guloien’s participation in this plan is on the same basis, and subject to the same terms and conditions, as other eligible executives except that Manulife’s credits allocated to Mr. Guloien’s notional account are 15% of eligible earnings above the pensionable earnings limit.

Under the Supplemental Defined Contribution Plan, all executives are bound by a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives who were hired into or promoted to a Senior Vice President or higher level position on or after May 1, 2007, are also bound by a non-compete provision which applies during the 12-month period following termination or retirement for Senior Vice Presidents (18 months for Executive Vice Presidents and 24 months for Senior Executive Vice Presidents and above), but only in respect of pension benefits earned after the date of hire or promotion, as applicable. Should an executive breach either of these provisions, the full amount of the supplemental benefits subject to these provisions may be forfeited.

U.S.

The Investment-Incentive Plan for John Hancock Employees is a qualified 401(k) plan that is available to employees on a voluntary basis. Employees may elect to contribute up to 50% of eligible salary, subject to IRS prescribed limits. Eligible salary is limited to US$260,000 for 2014. John Hancock matches the participant’s contribution at 100%, to a maximum match of 4%. Contributions made to the participant’s account are invested based on the investment options selected by the participant. John Hancock’s contributions to a participant’s account vest after three years of service. A participant’s account may be distributed when the participant leaves John Hancock or becomes permanently disabled.

The John Hancock Supplemental Retirement Plan is a non-contributory, non-qualified and unfunded defined contribution plan that came into effect as of January 1, 2008 and replaced the Manulife Financial U.S. Supplemental Cash Balance Plan. Notional accounts for each participant are credited with John Hancock’s allocations equal to 8% of eligible compensation in excess of the qualified plan limit. Eligible compensation is calculated as base salary and annual incentive, including any deferred compensation such as annual incentive elected to be taken in the form of DSUs. Investment income is notionally credited to each account based on the investment options selected by each participant. The normal form of payment under the plan is a modified lump sum, the same as under the prior non-qualified cash balance plan. Benefits are paid over 18 months beginning the seventh month after the member leaves John Hancock.

Under the non-qualified defined contribution plan, all executives are bound by a number of post-employment conditions, including a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives in a Senior Vice President or higher level position are also bound by a non-compete provision which applies during the 12-month period following termination or retirement for Senior Vice Presidents (18 months for Executive Vice Presidents and 24 months for Senior Executive Vice Presidents). Should an executive breach any of the post-employment conditions, the full amount of the non-qualified defined contribution benefits may be forfeited.

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Termination and Change in Control Benefits

The following table summarizes the incremental payments that would be provided to each NEO at, following, or in connection with one of the termination scenarios below. The actual amount an NEO would receive on a termination of employment can only be determined at that time since it will depend on a number of variables, such as the NEO’s age and years of service and the common share price. This information below is calculated as at December 31, 2014 for all NEOs.

Name	Type of Payment	Resignation[1]	Termination with Cause[2]	Termination without Cause[3]	Retirement (Early or Normal)[1]	Change in Control[4]
		($)	($)	($)	($)	($)
Donald Guloien	Total Severance Additional RSU, PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	7,507,375 17,185,098 24,692,473	0 17,185,098 17,185,098	8,658,505 21,376,280 30,034,785
	Incremental Pension Amount	0	0	0	0	0
Steve Roder	Total Severance Additional RSU, PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	2,680,290 0 2,680,290	n/a n/a n/a	n/a n/a n/a
	Incremental Pension Amount	0	0	0	n/a	n/a
Warren Thomson	Total Severance Additional RSU, PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	1,323,953 1,323,953	0 1,323,953 1,323,953	n/a n/a n/a
	Incremental Pension Amount	0	0	0	0	n/a
Paul Rooney	Total Severance Additional RSU, PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	3,573,720 0 3,573,720	n/a n/a n/a	n/a n/a n/a
	Incremental Pension Amount	0	0	0	n/a	n/a
Craig Bromley	Total Severance Additional RSU, PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	2,233,575 0 2,233,575	n/a n/a n/a	n/a n/a n/a
	Incremental Pension Amount	0	0	0	n/a	n/a

[1]	Upon resignation or retirement, no severance is paid. For purposes of the treatment of equity-based awards, Mr. Guloien is eligible for normal retirement, Mr. Thomson is eligible for early retirement and Messrs. Roder, Rooney and Bromley are not eligible for early or normal retirement.
[2]	Upon a termination with cause, no severance is paid, employment terminates immediately and PSUs, RSUs, stock options and supplemental pension are forfeited.
[3]	The employment agreement for Mr. Thomson does not stipulate his severance entitlement. See Termination Without Cause section below for severance entitlements for Messrs. Guloien, Roder, Rooney and Bromley. For all NEOs, equity-based awards will be treated in accordance with the applicable awards and plans, unless the NEO has an employment agreement and such agreement indicates otherwise. For more information, see “Medium-Term and Long-Term Incentives” on page 36.
[4]	See “Change in Control” on the following page. Messrs. Roder, Thomson, Rooney and Bromley do not have change in control agreements.
[5]	Additional amount is due to additional vesting in plans. Any vesting that has occurred as part of normal employment (exercised or not) is not reflected here. The value is based on the closing price of common shares on the TSX on December 31, 2014, which was $22.18 per common share.

Termination Without Cause

Upon a termination without cause, Mr. Guloien’s employment agreement entitles him to two times annual salary, two times target annual incentive, two times annual Executive Flexible Spending Account allowance, and continuation of group insurance benefits coverage (excluding life, short-term and long-term disability insurance coverage) for two years: in accordance with a March 2014 amendment to Mr. Guloien’s employment agreement, half of any PSUs granted within one year prior to a termination without cause or retirement will continue to vest and become payable on the applicable vesting date, subject to performance conditions, while all other equity-based awards will be treated in accordance with the normal retirement and other relevant terms of the applicable award agreements and plan documents. These entitlements are conditional on Mr. Guloien signing a full and final release and remaining bound by the confidential information (indefinite duration), intellectual property (indefinite duration), non-solicitation (two-year duration), non-competition (one-year duration) and non-disparagement (indefinite duration) covenants in his employment agreement, which if any/all are breached would entitle Manulife, in addition to any other rights and remedies it may have at law or in equity, to seek to have an injunction issued by the court.

Upon a termination without cause, Mr. Roder’s employment agreement entitles him to 18 months of notice or compensation in lieu of notice, which includes base salary at the time of termination and a pro-rated Annual Incentive Plan payment calculated at target. Mr. Roder is also entitled to 18 months of continued participation in the group benefits plan (excluding life, short-term and long-term disability insurance coverage). If Mr. Roder becomes re-employed in a comparable position during the severance period, he will no longer be eligible to participate in the group benefits plans, his severance payments will immediately cease and he will be entitled to a lump sum payment of 50% of his remaining payments. RSUs, PSUs, DSUs and/or stock options shall cease to vest (and, in the case of stock options,

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cease to be exercisable) in accordance with the terms and conditions of the relevant plan documents and award agreements. These entitlements are conditional on Mr. Roder signing a full and final release and remaining bound by the confidential information (indefinite duration), intellectual property (indefinite duration), non-solicitation (two-year duration), non-competition (two-year duration) and non-disparagement (two-year duration) covenants in his employment agreement, which if any/all are breached would entitle Manulife, in addition to any other rights and remedies it may have at law or in equity, to seek to have an injunction issued by the court.

Upon a termination without cause, Mr. Rooney’s employment agreement entitles him to 24 months of compensation (which will include base salary and target Annual Incentive Plan only). Manulife has the sole discretion to provide this compensation as a single lump sum payment or a series of payments over time or a combination thereof. If Manulife decides to provide all or any of the compensation as a series of payments over time and during the 24 months following termination Mr. Rooney secures new employment or self-employment, the payments will stop and he will be entitled to receive a final lump sum payment equal to 50% of the payments that remain. RSUs, PSUs, DSUs and/or stock options will cease to vest (and, in the case of stock options, cease to be exercisable) in accordance with the terms and conditions of the relevant plan documents and award agreements. These entitlements are conditional on Mr. Rooney signing a full and final release and remaining bound by the confidential information (indefinite duration), intellectual property (indefinite duration), non-solicitation (two-year duration), non-competition (two-year duration) and non-disparagement (two-year duration) covenants in his employment agreement, which if any/all are breached would entitle Manulife, in addition to any other rights and remedies it may have at law or in equity, to seek to have an injunction issued by the court.

Upon a termination without cause, Mr. Bromley’s employment agreement entitles him to benefits under the John Hancock Officer Severance Pay Plan. Based on Mr. Bromley’s tenure with Manulife, the Plan entitles him to 18 months of compensation (which will include base salary and target Annual Incentive Plan only). This entitlement is conditional on Mr. Bromley signing a full and final release and remaining bound by the intellectual property (indefinite duration), confidentiality (indefinite duration), non-disparagement (indefinite duration), non-solicitation (two-year duration) and non-competition covenants (two-year duration) in his employment agreement, which if any/all are breached would entitle Manulife, in addition to any other rights and remedies it may have at law or in equity, to seek to have an injunction issues by the court.

Change in Control

Mr. Guloien is the only executive who has a change in control agreement. This agreement protects the executive from the loss of employment benefits in connection with a change in control of Manulife, thereby allowing the executive to focus on the business at that time.

Under the agreement, “Change in Control” can generally be described as including any one of the following events:

•	The incumbent directors cease for any reason to constitute at least a majority of the Board.
•	Any party becomes a beneficial owner holding directly or indirectly 35% of Manulife’s voting shares.
•	Manulife’s shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of shareholders, unless immediately following the transaction Manulife’s shareholders retain majority voting control, no person would beneficially own 35% or more of Manulife’s voting shares, and the incumbent directors constitute a majority of the Board.
•	Manulife’s shareholders approve the complete liquidation or dissolution of Manulife or the sale of the Company’s assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 35% or more of Manulife voting shares, and the incumbent directors constitute a majority of the Board.
•	Management of Manulife is transferred to a non-affiliated party.

Under the agreement, “Good Reason” can generally be described as including any one of the following events during the protection period specified in the agreement:

•	The Company diminishes the executive’s position, authority or scope or scale of duties or responsibilities.
•	The Company requires the executive to be based at a location more than 40 km from his current work location or to travel to a significantly greater extent.
•	The Company reduces the executive’s annual base salary or fails to provide salary adjustments that are comparable to the adjustments provided to other executive employees of the Company.
•	The Company reduces the executive’s annual incentive opportunity.
•	The Company fails to either continue or provide an alternative to the Company’s welfare benefits plans or programs in respect of benefits, perquisites and expense reimbursements.
•	Any failure to maintain reasonable and adequate indemnification in respect of the executive’s services as an officer.

Mr. Guloien entered into a change in control agreement when he was appointed President and CEO in May 2009 and entered into an amended change in control agreement in March 2014. Under Mr. Guloien’s agreement, upon a Change in Control and termination of his employment without cause or for Good Reason within a specified protection period starting 90 days before and ending 24 months after a Change in Control, he is entitled to the following: payment of two times annual salary, payment of two times his average annual incentive awarded in the prior three years, full vesting and payment of outstanding awards, including those granted within the past year, continued group insurance benefit coverage (excluding life and disability insurance coverage) for up to three years, two years eligibility for relocation benefits under the Company’s relocation policy, extension of the stock option exercise period until the later of one year after the date of termination and the date specified in the applicable award (but in no event later than the option

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expiry date). Mr. Guloien’s change in control agreement also provides that if following a Change in Control the successor employer fails to assume or honour Mr. Guloien’s existing medium-term and long-term incentive plans and/or provide equivalent substitute plans, he is entitled to acceleration and vesting of all existing awards.

RSUs, PSUs, Stock Options and DSUs Upon Change of Employment Status

The following chart summarizes the treatment of RSUs, PSUs, stock options and DSUs upon retirement, death and resignation or termination without cause:

Award	Normal Retirement[1]	Early Retirement[2]	Death	Resignation or Involuntary Termination[3]
RSUs/PSUs	RSUs/PSUs vest and full payment is made on the scheduled payout date, subject to any performance conditions.	Number of RSUs/PSUs is pro-rated and the pro-rated payment is made on the scheduled payout date, subject to any performance conditions.	RSUs/PSUs vest and are fully payable as of the date of death. Performance conditions are waived.	RSUs/PSUs are forfeited.
Stock Options	Unvested options continue to vest until the third anniversary of normal retirement. For awards granted up to and including 2014, vested options can generally be exercised until the third anniversary of normal retirement. For awards granted in 2015 and beyond, vested options can be exercised until the end of the term.	Unvested options terminate. For awards granted up to and including 2014, vested options can generally be exercised until the third anniversary of early retirement. For awards granted in 2015 and beyond, vested options can be exercised until the end of the term.	Unvested options vest and vested options can be exercised within one year of the date of death.	Unvested options are forfeited upon resignation and continue to vest for 90 days upon termination without cause. For awards granted up to and including 2014, vested options may be exercised within 90 days of the date of a resignation or termination without cause.[4] For awards granted in 2015 and beyond, vested options can be exercised for a 90-day period beginning one year after termination.
DSUs	Can be redeemed by December 15th of the following year for executives in Canada and on the date designated on the executive’s deferral election form for executives in the United States.

[1]	Normal Retirement is met for awards granted from 2008 to 2014 at age 65, age 60 plus 10 years continuous service or age plus continuous service equals 75 with a minimum age 55. For awards granted in 2015 and beyond for SVPs and above, Normal Retirement is met at age 65, age 60 plus 10 years continuous service or age plus continuous service equals 70 with a minimum age of 55.
[2]	Early Retirement is met for awards granted from 2008 to 2014 at age 55 plus 10 years continuous service. For awards granted in 2015 and beyond for SVPs and above, Early Retirement is met at age plus continuous service equals 65 with a minimum age of 55.
[3]	The treatment described in this column may be subject to the terms of an NEO’s employment agreement, as set out in the “Termination and Change in Control Benefits” section on page 71.
[4]	If during the severance period that follows a termination without cause, an executive would reach normal or early retirement, vested options may be exercised until the end of the severance period.

Notes:

•	Stock options, PSUs and RSUs are forfeited if an executive’s employment terminates within one year of the grant date. For awards granted in 2015 and beyond, awards will be pro-rated for grants made in the previous 12 months if the executive is eligible for normal or early retirement.
•	Stock option, PSU and RSU award agreements contain post-employment conditions which, if breached, may result in forfeiture of unvested awards. For NEOs, two-year non-competition and two-year non-solicitation conditions apply.
•	Beginning in 2012, stock option, PSU and RSU award agreements contain a clawback provision, which allows the Board to recoup or cancel incentive compensation in the event of fraud or serious misconduct by an executive.
•	Stock options, PSUs and RSUs are forfeited on a termination with cause.
•	Stock options, PSUs, RSUs and DSUs are transferable upon death to a beneficiary or an estate.
•	In no event can stock options vest or be exercised following the expiration of the ten-year option term.
•	In 2012, a temporary policy was implemented for terminations without cause under the Organizational Design project as follows:
¡	If an executive would reach normal or early retirement during the severance period, RSUs and PSUs are paid in full on the scheduled payout date, subject to any performance conditions; options continue to vest during the severance period and vested options may be exercised within three years of the date of termination; and
¡	If an executive would not reach normal or early retirement during the severance period, RSUs and PSUs are pro-rated to the date of termination and the pro-rated payment is made on the scheduled payout date, subject to any performance conditions; options continue to vest during the severance period and vested options may be exercised within 90 days of the end of the severance period.

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Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets out the number of securities to be issued and the number of securities available for issue under our compensation plans as at December 31, 2014. Our equity compensation plans are described in the section titled “Medium-Term and Long-Term Incentives” on page 36 and “Director Compensation” on page 19 and shareholders have approved these plans.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity Plans
	(#)	($)	(#)
Equity compensation plans approved by security holders	31,308,636	$20.82	20,319,334

Directors’ and Executive Officers’ Indebtedness

In the course of our business we may make loans to our directors, officers and other employees on terms that are similar to loans made to other clients of comparable creditworthiness. We have adopted procedures to ensure that any loans to directors and senior officers are in compliance with applicable legal and regulatory requirements. Under those procedures Manulife Bank of Canada may make loans to directors or senior officers provided that the loan is on market terms. No other loans are made to directors or senior officers.

As of February 27, 2015 the aggregate indebtedness to Manulife or any of its subsidiaries of all officers, directors and employees and former officers of Manulife or its subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, amounted to $362,348. Other than routine indebtedness, none of the directors or senior officers had any indebtedness to Manulife or any of its subsidiaries.

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Corporate Governance Practices

We believe that good corporate governance is critical to our long-term success and the protection of the interests of our stakeholders. Our governance policies and practices are consistent with our vision to be the most professional financial services organization in the world, providing strong, reliable, trustworthy and forward-thinking solutions for our clients’ most significant financial decisions.

Our governance practices are consistent in all material respects with the requirements of the Insurance Companies Act (Canada), the corporate governance guidelines established by the Office of the Superintendent of Financial Institutions (Canada) and by the Canadian Securities Administrators, the New York Stock Exchange corporate governance rules for domestic issuers and the applicable U.S. Securities and Exchange Commission rules and regulations.

Ethical Behaviour

The Board sets the tone at the top and promotes a strong corporate governance culture of integrity and ethical behaviour. The Board satisfies itself as to the integrity of our senior officers and that they create and promote a culture of integrity throughout our organization.

We have established a Code of Business Conduct and Ethics that applies to all directors, officers and employees, who are trained and tested annually on compliance with the code. The code is available on our website (www.manulife.com).

Each year, the Audit Committee reviews the code and monitors compliance. Any waivers of compliance with the code for directors or senior executives must be approved by the Board on the recommendation of the Audit Committee and promptly disclosed. No waivers have been granted for the directors or senior executives.

We have also established an ethics hotline to enable directors, employees and third parties to anonymously and confidentially report allegations of unethical behaviour or wrongdoing, including relating to accounting, auditing or internal controls.

The Board of Directors

Board Mandate and Responsibilities

The Board is responsible for supervising the management of the business and affairs of Manulife. The Board’s responsibilities are set out in its mandate and it carries out these responsibilities directly and through its four standing committees. The mandate of the Board is reviewed at least annually by the Corporate Governance and Nominating Committee, is available on our website (www.manulife.com) and is attached as Appendix A. The Board’s key responsibilities are described below.

Strategic Planning – The Board oversees the development and implementation of Manulife’s strategic direction and priorities. Each year the Board reviews and approves the strategic, financial and capital plans and our risk appetite for the next year. Throughout the year the Board reviews management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products and monitors implementation of the established strategy.
Risk Management and Compliance – With the support of the Risk Committee and the Audit Committee, the Board oversees Manulife’s risk management program and each year it reviews and approves Manulife’s risk appetite and considers the appropriate balance of risk and return. Throughout the year it reviews management’s identification and assessment of principal risks, the implementation of controls to manage these risks and any material deficiencies in the operation of these controls. With the support of the Audit Committee it monitors compliance with legal and regulatory requirements and with the support of the Management Resources and Compensation Committee and the Risk Committee, it reviews the alignment of Manulife’s executive compensation programs with sound risk management principles and our established risk appetite.
Human Resources and Succession Planning – With the support of the Management Resources and Compensation Committee, the Board reviews Manulife’s approach to human resources, talent management, compensation and the succession planning process for senior executives. It also approves compensation decisions for the CEO and other senior executives considering business performance, including risk-related aspects, and the extent to which the senior executives promote a culture of integrity. The independent directors also participate in an assessment of the CEO’s performance every year and the Board approves the CEO’s objectives for the following year.
Corporate Governance – With the support of the Corporate Governance and Nominating Committee, the Board reviews Manulife’s approach to corporate governance, including director independence and succession planning.
Internal Controls and Financial Disclosures – With the support of the Audit Committee, each quarter the Board reviews and approves the financial statements and related disclosures. Throughout the year, the Board reviews management’s assessment of the integrity and effectiveness of the systems of internal control.

The position descriptions for the Chairman of the Board, committee chairs, the CEO and individual directors are available on our website (www.manulife.com).

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Committee Mandates and Responsibilities

The Board has established four standing committees. For information about the responsibilities of each committee, please see the section titled “Committee Reports” starting on page 22. The charter of each committee and the position description for each committee chair is available on our website (www.manulife.com).

Independence

A majority of the directors and all members of the Board’s standing committees must be independent so that the Board operates independently of management.

A director is independent if he or she does not have a direct or indirect relationship with Manulife that could reasonably be expected to interfere with the director’s ability to exercise independent judgment. We have established an independence policy for our Board which is consistent with applicable legal and regulatory requirements, including those established under Canadian and U.S. securities law, the Insurance Companies Act (Canada) and the rules of the New York Stock Exchange. Our policy is available on our website (www.manulife.com).

Each year the Board, with the assistance of the Corporate Governance and Nominating Committee, reviews the independence of each director and has confirmed that 13 of the 14 director nominees are independent and that the members of the Audit Committee and the Management Resources and Compensation Committee meet the additional independence requirements for those committees. As CEO, Mr. Guloien is not independent.

Independent Chairman

We have been committed to a separation of the roles of the Chairman and the CEO since 1993 as it promotes independent Board leadership and oversight. The Chairman is an independent director who is appointed each year by the directors and may serve a five-year term.

The Chairman is responsible for providing leadership to the Board that encourages open discussion and debate and for guiding the Board’s deliberations on strategic and policy matters. He manages the affairs of the Board as it carries out its oversight responsibilities through frequent dialogue with senior management and is responsible for setting meeting agendas. He attends all committee meetings where possible and works closely with the Corporate Governance and Nominating Committee on corporate governance matters, including Board structure and composition. The Chairman’s mandate is available on our website (www.manulife.com).

Independent Director Meetings

The independent directors meet regularly with senior executives and have an opportunity to meet privately without management present during the closed session held at the end of each Board and committee meeting. They may also use these sessions to meet privately with members of management or independent advisors.

In addition, the independent directors meet at least once each year in closed session without the CEO present to review the performance and approve the compensation of the CEO, to review the Board’s effectiveness assessments and to approve the Board’s objectives for the following year. In 2014, one such meeting of the independent directors was held.

Serving on Other Boards

The Board does not limit the number of public company boards on which a director may serve, but all proposed appointments are reviewed and approved by the Corporate Governance and Nominating Committee. In reviewing a proposed appointment, the committee will consider whether there are circumstances which would impair the director’s ability to exercise independent judgment or otherwise give rise to conflicts of interest. No directors currently serve together on the same board of another company.

Size

The Board, together with the Corporate Governance and Nominating Committee, regularly considers the size of the Board, taking into account various factors, including the need for representation in the desired competencies, expertise, skills, background and personal qualities identified by the Corporate Governance and Nominating Committee. The Board may appoint additional directors between annual meetings.

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Skills and Experience

An effective board requires that the directors have the integrity, experience, skill, time and commitment to effectively carry out their duties and the Board has identified that the following characteristics are necessary for all Board candidates:

•	Reputation for integrity and ethical behaviour.
•	Demonstrated ability to exercise judgment and communicate effectively.
•	Financial knowledge.
•	Prominence in the individual’s area of expertise.
•	Previous experience relevant to Manulife’s operations.
•	Sufficient time available to dedicate to Board and committee work.

The Board, with the support of the Corporate Governance and Nominating Committee, also establishes the primary areas of experience necessary for the Board to effectively carry out its mandate and these are described in the table below.

Areas of Director Experience Identified by the Board as Necessary for the Board of a Global Financial Services Company	Number of Directors Who Possess Experience/Expertise
Senior Executive (All) Broad business experience as a senior officer or chair of the board of a major organization (public, private, non-profit)
Other Directorships (Majority) Director of a major organization
Public Sector (Minimum 2) Including a Crown Corporation, educational institution, or any other non-commercial organization
Financial Experience (Majority) Based on the definitions of financial literacy or expert for members of the Audit Committee under securities laws

Risk Management Experience (Minimum 4)

Experience in identifying the principal risks of an organization and the oversight or management of a risk management system - may have been gained as a CEO, risk management executive or member of a board risk committee of a public company

Global Financial Services Executive, Knowledge of Investment Management (Minimum 4)

Experience in the financial services industry or experience overseeing complex financial transactions and investment management

Operations/Governance Experience gained through direct involvement with business or regulatory operations:
• Asia (Minimum 3)
• Canada (Minimum 4)
• U.S. (Minimum 4)

Human Resources Management & Executive Compensation (Minimum 3)

Experience overseeing compensation design either as a CEO, CFO, senior human resources executive or consultant, or member of a board compensation committee of a public company

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Director Tenure

The Board does not have a mandatory retirement age for directors but, to balance the benefits of experience and the need for renewal and new perspectives, the Board has established term limits for independent directors. For more information see the section titled “Term Limits” on page 8.

If there is a significant change in a director’s principal employment or other business or professional circumstances, or there is a change in the director’s country of residence, the director must notify the chair of the Corporate Governance and Nominating Committee. The committee will review the change and consider the appropriate course of action. The director is expected to resign where the change affects our ability to comply with applicable legal or regulatory requirements or internal policies or results in a conflict of interest.

If the director receives more “withheld” votes than “for” votes in an uncontested election, the director must submit his or her resignation as described in the section titled “Majority Voting Policy” on page 8.

Board Succession

The Corporate Governance and Nominating Committee is responsible for identifying qualified candidates for nomination to the Board. In doing so, the committee will consider prospective candidates based on merit, having regard to those competencies, expertise, skills, background and other qualities identified from time to time by the Board as being important. The committee must also take into account legal and regulatory requirements, such as those relating to residency and independence, and gives due consideration to characteristics, such as gender, age, ethnicity, disability, sexual orientation and geographic representation, which contribute to Board diversity.

The committee maintains a current list of prospective directors who meet the established criteria and diversity aspirations. The committee may, in addition to conducting its own search, engage qualified independent advisors to assist in identifying prospective candidates that meet the selection criteria established by the Board and that support its diversity objectives. Suitable candidates are interviewed by the Chairman, the CEO and other directors (including committee chairs) and background checks are conducted by an independent firm. The committee considers the input from all of these sources before recommending the appointment or nomination of a new director to the Board for approval.

See the section titled “Board Diversity Policy” below for more information about the Board’s diversity objectives.

Board Diversity Policy

An effective board requires that the directors have the integrity, experience, skill, time and commitment identified by the Board as necessary to effectively carry out their duties. A board made up of highly qualified directors from diverse backgrounds benefits from the contribution of different perspectives and experiences to board discussions and decisions, promoting better corporate governance.

To support its diversity objectives, the Board has established a Board diversity policy with the objective that at least 30% of the independent directors are women, an objective which Manulife has met since 2013. The Corporate Governance and Nominating Committee will review this objective annually and may recommend changes to the objective or additional objectives as appropriate.

Under the policy, in identifying qualified candidates for nomination to the Board, the Corporate Governance and Nominating Committee will give due consideration to characteristics, such as gender, age, ethnicity, disability, sexual orientation and geographic representation, which contribute to Board diversity.

To help ensure the effectiveness of the policy:

•	The committee may, in addition to conducting its own search, engage qualified independent advisors to assist in identifying prospective director candidates that meet the selection criteria established by the Board and that support its diversity objectives.
•	The Corporate Governance and Nominating Committee will report and make recommendations to the Board regarding any changes required to Board composition or to the Board’s recruitment process to achieve the goals outlined in the policy.

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In implementing its responsibilities under the Board diversity policy, the Corporate Governance and Nominating Committee will take into account Manulife’s diversity objectives, as well as the need to maintain flexibility to effectively address succession planning and to ensure that Manulife continues to attract and retain highly qualified individuals to serve on the Board. See the section titled “Board Succession” on page 78 for more information about the director recruitment process.

In respect of measuring the effectiveness of the policy, in addition to striving to maintain the existing level of female representation on the Board, adherence to the policy will be taken into account as part of the annual performance and effectiveness evaluations of the Board and the Corporate Governance and Nominating Committee.

The Board diversity policy is available on our website (www.manulife.com).

Director Orientation and Continuing Education

We provide directors with an ongoing education program to assist directors in understanding their responsibilities and to keep their knowledge and understanding of our businesses, and the regulatory environment in which we operate, current.

New directors participate in an orientation program to assist them in becoming knowledgeable about Manulife. The program is tailored to reflect the director’s knowledge, skills and experience. The Chairman and committee chairs meet with new directors to discuss the role of the Board and its committees and directors are provided with information about Manulife, the Board and its committees and their duties as a director.

New directors may also attend sessions on subjects such as corporate strategy, financial objectives, risk management, operations and regulatory environment to facilitate a deeper understanding of Manulife’s businesses, priorities and challenges.

All directors have a standing invitation to attend committee meetings and new directors are encouraged to do so to assist in their orientation.

The Corporate Governance and Nominating Committee coordinates the Board’s continuing education agenda, which includes regular presentations by external experts and senior executives on the business and regulatory environment. Committee chairs also coordinate education sessions for their committee members on specific topics of interest to the committee. The education sessions held in 2014 are described in the table below.

Education Session	Date	Audience
Acquisition strategies in each of the principal business divisions	June 2014	Board
Presentation on emerging health sciences by external experts	August 2014	Board
Presentation on the comprehensive review of the external auditors by external experts	August 2014	Audit Committee
Aging demographics in Asia	September 2014	Board
Trends in integrated wellness solutions	November 2014	Board
Presentation on cybersecurity and fraud by external experts	November 2014	Board
Major trends in technology as drivers of differentiation	December 2014	Board

Educational materials on topics of interest to the Board and its committees are provided to directors, and directors also participate in site visits which incorporate presentations by senior executives on business strategies and operations to facilitate a deeper understanding of our global operations. In 2014, directors participated in Board meetings in Hong Kong and site visits to our operations in Canada, China, Malaysia, the Philippines, Singapore, Thailand and Vietnam.

Directors are also encouraged to participate in outside professional development programs at our expense with the approval of the Chairman. All directors are members of the Institute of Corporate Directors (ICD) and the National Association of Corporate Directors (NACD), which provide continuing education for directors through publications, seminars and conferences. In 2014 directors also participated in outside programs organized by the Corporate Directors Group, the Wilson Center’s Canada Institute Advisory Board, the Institute of Corporate Directors and the Global Risk Institute.

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Assessments

The Board, committees and individual directors participate in an annual assessment process. In 2014 the Corporate Governance and Nominating Committee retained an independent advisor to design, analyze and report on the results of the assessment.

The directors conduct an annual assessment of the performance and effectiveness of the Board against its mandate and of the Chairman in carrying out his mandate. In 2014, each committee also conducted a separate assessment of the performance and effectiveness of each committee and of its chair in carrying out the responsibilities set out in the committee’s charter. Senior executives who regularly interact with the committees were also invited to complete the committee assessments to provide additional perspective.

The results of these assessments were analyzed by the independent advisor. The results were reported to the Corporate Governance and Nominating Committee and to the Board and were used to develop the Board’s priorities for 2015 and to address any areas for improvement that may have been identified. The results of the committee assessments were also reported to the relevant committee and were used to develop the committee’s priorities for 2015.

The Chairman also conducts one-on-one meetings with each director every year and obtains feedback relevant to developing the Board’s priorities for the following year.

External Advisors

The Board and its committees may retain outside advisors at Manulife’s expense. In 2014, the Corporate Governance and Nominating Committee, the Audit Committee, the Risk Committee and the Management Resources and Compensation Committee retained outside advisors.

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Controls and Certifications

The CEO and CFO provide certifications regarding, among other things, internal controls, annual financial statements and quarterly financial statements as required by applicable legal and regulatory requirements.

Communications Policy

The Board has established policies relating to the treatment and disclosure of information on a timely, accurate, understandable and broadly disseminated basis and reviews and approves the content of all significant disclosure documents, including the financial statements, management’s discussion and analysis (MD&A), earnings releases, the annual information form and this circular.

Manulife’s Disclosure Committee is responsible for overseeing and monitoring disclosure processes and practices and reports to the Audit Committee on disclosure matters. Manulife’s Risk Disclosure Committee is responsible for reviewing, considering and making recommendations as to appropriate risk disclosure based on, among other things, its review of internal risk and reports related thereto and reports to the Disclosure Committee.

Shareholder Engagement

For each of the last four years, the Chairman has hosted a shareholder engagement outreach program. In 2014, this included five meetings and four conference calls with a number of Manulife’s largest shareholders. Combined, the participating shareholders represent approximately 385 million shares or approximately 33%1 of the total outstanding value of shares held by our institutional shareholders. Some of the frequently referenced topics of discussion included: the announced acquisition of Standard Life’s Canadian operations, executive compensation, the recent dividend increase, management’s 2016 financial objectives and strategic initiatives.

Our website (www.manulife.com) features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information.

Our shareholders have been asked again this year to consider and approve an advisory resolution on executive compensation. The Board and the Management Resources and Compensation Committee will continue to review and consider all shareholder feedback related to executive compensation matters.

Contacting the Board

Questions and comments may be communicated to the Board by mail, email or fax addressed to the Chairman of the Board, Manulife Financial Corporation.

MAIL:	200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5

FAX:	416-926-3041

EMAIL:	corporate_governance@manulife.com

Shareholder Proposals

Shareholder proposals for our 2016 annual meeting must be sent to us in writing and comply with the requirements of the Insurance Companies Act (Canada). We must receive them by 5:00 p.m. (Eastern time) on December 11, 2015 to consider including them in our management information circular for the 2016 meeting.

Send the proposal to the Corporate Secretary at Manulife Financial Corporation.

MAIL:	200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5

FAX:	416-926-3041

[1]	Based on estimates of the breakdown of institutional versus retail holdings as well as information provided by Ipreo as at September 30, 2014.

Manulife Financial Corporation Management Information Circular 81

Other Information

Directors’ and Officers’ Liability Insurance

We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of Manulife and our subsidiaries in circumstances in which Manulife cannot provide indemnification. The current policy expires September 23, 2015, with coverage of approximately US$300 million.

Financial Information

You can find financial information about Manulife in our consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2014.

Our annual information form includes additional information on the Audit Committee in the section titled Audit Committee, including its charter, composition and relevant education and experience of its members.

These documents are available on our website (www.manulife.com). You may obtain a paper copy by providing your name, mailing address and the corresponding form number listed below by email, fax, phone or mail to:

EMAIL: contactcentre@datagroup.ca

FAX (TOLL FREE – NORTH AMERICA ONLY): 1-800-230-2520

TELEPHONE (TOLL FREE - NORTH AMERICA ONLY): 1-855-219-4029

TELEPHONE: 416-852-1022

MAIL: DATA Group of Companies, Attn: Manulife CSRs, 300-A Kennedy Road South, Brampton, Ontario L6W 4V2

Annual Report: English (form IR3927E)

Annual Report: French (form IR3927F)

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for our audited historical financial statements.

Non-GAAP measures referenced in this circular include: core earnings; sales; new business embedded value; and assets under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For further information regarding the non-GAAP measures referred to above, see “Performance and Non-GAAP Measures” in our most recent Management’s Discussion and Analysis which is available on our website (www.manulife.com).

Directors’ Approval

This circular is dated as at March 11, 2015 and all information is at that date except where indicated otherwise. The Board has approved the contents and the distribution of this circular to shareholders.

Antonella Deo

Corporate Secretary

March 11, 2015

82 Manulife Financial Corporation Management Information Circular

APPENDIX A

BOARD OF DIRECTORS’ MANDATE

The Board of Directors (the “Board”) is responsible for providing independent oversight of the management of the business and affairs of the Company.

The Board shall, directly or through a Board committee, carry out the duties referred to in this Mandate.

Culture of Integrity and Ethics

•	Promote a culture of integrity at the Company. To the extent feasible, the Board shall satisfy itself as to the integrity of the Chief Executive Officer (“CEO”) and other senior executive officers, and that the CEO and other senior executive officers create a culture of integrity throughout the Company.
•	Approve and monitor compliance with the Company’s Code of Business Conduct and Ethics (the “Code”). Any waivers from the Code for the benefit of any Director or executive officer must be approved by the Board.
•	Approve significant policies and practices for dealing with all matters related to integrity and ethics, including conflicts of interest, related party transactions and the treatment of confidential information.

Strategic Planning Process and Implementation

•	Adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.
•	Monitor implementation and effectiveness of approved strategic plans.
•	Monitor performance against the Company’s financial objectives, including reviewing and approving significant capital allocations and expenditures and the declaration of dividends.
•	Approve significant strategic initiatives and business decisions.

Risk Management and Compliance

•	Oversee policies and processes to identify and manage the principal risks of the Company’s business and review the systems and controls to manage those risks.
•	Monitor risk management activities and initiatives.
•	Approve the Company’s risk appetite framework.
•	Oversee the implementation by management of a comprehensive compliance management program that addresses compliance with applicable regulatory and legal requirements.
•	At least annually, review and approve the Company’s significant enterprise-wide policies and practices, including those respecting liquidity, funding and capital management, and obtain assurance from management that they are being complied with.

Succession Planning and Evaluation

•	Oversee the succession planning processes of the Company, including the selection, appointment and development of the Chairman of the Board, the Board members, the CEO and other senior executive officers, including the heads of the Company’s oversight functions, and the termination of the CEO, if required.
•	Review the establishment of annual performance targets and evaluate and approve the compensation of the CEO and other senior executive officers, including the heads of the Company’s oversight functions.
•	Oversee the Company’s general approach to human resources and compensation philosophy.
•	Review the overall structure of the Company’s organization.

Communications and Public Disclosure

•	Oversee the Company’s communication and disclosure practices, including with respect to receiving feedback from stakeholders.
•	Approve the Company’s disclosure policy, which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements.
•	The CEO or the Chairman of the Board or any other Director, when authorized by the CEO or the Chairman of the Board, may communicate with the shareholders or stakeholders on behalf of the Company.

Manulife Financial Corporation Management Information Circular 83

Internal Controls

•	Oversee the integrity and effectiveness of the Company’s internal control framework and management information systems and obtain assurances on a regular basis that these systems and controls are designed and operating effectively.
•	Review and approve significant public disclosure documents, including the financial statements and related disclosures, prior to their release.
•	Oversee compliance with audit, accounting and actuarial practices.

Corporate Governance

•	Oversee the Company’s corporate governance principles and practices.
•	Establish appropriate structures and procedures to allow the Board to function independently of management, including undertaking regular evaluations of the Board, its Committees and individual Directors, and reviewing the composition of the Board, with a view to the effectiveness and independence of the Board and its members.
•	Establish committees of the Board, develop their mandates and, subject to applicable law, delegate such matters to any committee in order to assist the Board in carrying out its duties and responsibilities.
•	Establish expectations and responsibilities of Directors, including preparation for, attendance at, and participation in, Board and Committee meetings and Board educational seminars.

84 Manulife Financial Corporation Management Information Circular

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